EXHIBIT 99.3

Navigating the Volatility

MAX GROSS
TARE

Annual Report 2015

Canada

EDC

Navigating the Volatility
Annual Report 2015
Canada EDC

Navigating the Volatility

2015 was marked by volatility. While many developed markets remained strong throughout the year, there was a lack of growth in emerging markets, turbulence in stock markets, currency depreciation, and a decline in commodity prices. In Canada, this volatility was reflected in a significant decline in Canadian resource industries and a weakened currency, but there were also considerable gains for non-resource-based manufacturers and growing demand from the United States.

In today’s slower growth environment, the drive to sustain growth in exports and foreign investments became more challenging for Canadian companies. We saw our customers re-balancing priorities and making strategic choices in order to maintain their international business in 2015. EDC can help growth-minded companies navigate the global volatility by providing relevant and easy-to-access financing, insurance and bonding solutions. We also have the knowledge, experience, and business connections to help companies pursue opportunities around the world.

Contents

Highlights		Performance

1	2015 Highlights	28	Performance Against Our Objectives

2	Key Performance Indicators	34	Corporate Social Responsibility

3	EDC Around the World	38	Investor Relations

		40	2016 Strategic Objectives
Messages
4	Message from the Chair	Governance

6	Message from the President	44	Board of Directors

8	Message from the Chief Economist	46	Executive Management Team

		48	Corporate Governance
Creating Opportunities
10	Small Business is Big Business to Us	Financial Review

18	Cleantech Commitment	52	Management’s Discussion and Analysis

20	Market Spotlight	85	Consolidated Financial Statements

22	Connecting Exporters With Global Buyers	142	Ten-Year Review

		150	Glossary of Financial Terms

		151	Corporate Representation

View our online annual report at www.edc.ca/annualreport

2015 Highlights

7,343 customers served
$12.4B in CDIA transactions helped Canadian companies do business abroad
81% of our customers were small- and medium-sized enterprises (SMEs)
1,426 Canadian exporters benefited from our financing facilities to targeted foreign buyers
Our customers used our financial products to facilitate $104.2B in exports and international investments
Helped 5,938 SMEs conduct $15.5 billion in exports
$29.2B in exports and investments by our customers in 142 emerging markets
Helped facilitate $66.8B of Canada’s GDP (4% of total national income)
The total value of EDC’s activities represented the equivalent of 530,000 jobs

EDC Annual Report 2015      1

Key Performance Indicators

Performance Measures

Highlights by Sector and Market

2      Navigating the Volatility

EDC Around the World

EDC has 17 international representations, with staff working on the ground to connect Canadian exporters and investors to international opportunities. EDC also has 17 offices across Canada to connect more easily with Canadian exporters at home.

North America

Mexico City, Mexico

Supported record levels of business volume with $3.2 billion countrywide, executed by a record high of 773 Canadian exporters and investors.

Monterrey, Mexico

Achieved a new high in financing volume in 2015, reaching $642 million.

South America

Bogotá, Colombia

New country record set for business volume, reaching $837 million.

Lima, Peru

Held successful mining matchmaking session at Extemin 2015 with 117 introductions for Canadian companies.

Santiago, Chile

Achieved a record of $1.8 billion in business volume, as well as a record 506 customers served.

Rio de Janeiro, Brazil

Extensive matchmaking helped introduce 55 Canadian companies to key players in Brazil’s growing power utilities and cleantech sectors.

São Paulo, Brazil

Made great progress in Brazil’s forestry sector in 2015, with two new pull buyers working with 27 Canadian suppliers, most of which were SMEs.

Africa/Middle East

Johannesburg, South Africa

Opened EDC’s first-ever representation in sub-Saharan Africa.

Dubai, UAE

2015 was EDC’s busiest year to date in the Middle Eastern and North African region with nearly $1.7 billion in new financing in support of Canadian trade and investment, which is an 80 per cent year-over-year increase.

Europe

Düsseldorf, Germany

With more than $5 billion in financing in 2015, EDC more than doubled volume in Europe since opening this representation.

Istanbul, Turkey

EDC facilitated $1.9 billion in business volume in 2015 across the Eastern Mediterranean and Caucasus region.

Moscow, Russia

Given the strict economic sanctions in place, this representation focused on helping Canadian companies penetrate markets including Kazakhstan, Uzbekistan, Estonia, and Latvia.

Asia

New Delhi, India

Completed 68 matchmaking connections with Indian buyers in this hub for India’s oil and gas, and information and communications technology sectors.

Mumbai, India

2015 was EDC’s biggest year to date for Mumbai with almost $1 billion in new financing in support of Canadian exporters and investors.

Beijing, People’s Republic of China

A key hub for Canada’s aerospace sector, through which EDC facilitated $580 million worth of Canadian exports and investment in 2015.

Shanghai, People’s Republic of China

EDC supported 622 Canadian exporters in China in 2015, half of which were SMEs.

Singapore

EDC facilitated $2.7 billion in export trade and investment from across Southeast Asia. EDC is expanding its presence in the region beyond Singapore with the scheduled opening of a new office in Jakarta, Indonesia in the first quarter of 2016.

EDC Annual Report 2015      3

Message from the Chair

Despite unexpected lack of growth and slowdown in key emerging markets and ongoing economic volatility in 2015, EDC remained steadfast in providing financial solutions and trade support to Canadian companies. The total value of EDC’s activities helped facilitate more than $65 billion of Canada’s GDP, which is the equivalent of approximately 530,000 jobs – that’s three per cent of our national employment.

As positive as that is, we can’t ignore that the business landscape is changing in many ways. The global market volatility has made export opportunities, particularly those in emerging economies, much riskier, and the reluctance of lending institutions to take on additional exposure has grown. EDC’s continued success in 2015 can be attributed to our focus on understanding our customers’ needs and realities, stretching ourselves to take on more risk, and continuing to evolve to ensure that we can serve all types of Canadian companies, especially small- and medium-sized enterprises (SMEs).

As Chair of EDC’s Board, I focus on ensuring strong corporate governance, which is absolutely critical for any complex, high-performing, and accountable organization. This year, we wrapped up a very successful Board governance review process, where we defined how to use the Board more strategically to deliver greater value to the Corporation and, by extension, our customers.

EDC’s shareholder has a robust agenda that calls for trade to be a critical driver of the Canadian economy. With the potential for new trade agreements to open up significant opportunities for Canadian companies, we understand the importance of collaborating with all key partners and stakeholders from across the trade and business landscape to help Canadian businesses take advantage of these new possibilities.

While we will continue to deliver on our core mandate, we also hope to find new ways to collaborate with our shareholder and share our expertise and capacity as needed. For example, EDC collaborated with our government partners in 2015 to assist in the advancement of the federal government’s consideration of a Development Finance program, which would be aimed at generating greater investment in developing countries around the world.

4      Navigating the Volatility

The total value of EDC’s activities helped facilitate more than $65 billion of Canada’s GDP, which is the equivalent of 530,000 jobs, or roughly four cents on every dollar and three per cent of our national employment.

As I reflect on EDC’s progress and our results from this past year, I would like to take the opportunity to thank my colleagues on the Board of Directors for their dedication, guidance, and commitment in fulfilling EDC’s mandate. I would also like to welcome two new Board members who joined us this year: Heather Culbert of Calgary, with over 27 years in the oil and gas sector; and Robert McLeese of Toronto, who has deep experience in the power and energy sectors. It is with great sadness that I reflect on the passing of our Board member and friend, Dr. Adam Chowaniec, in February of this past year. In recognition of his many significant contributions to Canada’s technology and business sectors, EDC and StartUp Canada have established the Adam Chowaniec Memorial Fund for Entrepreneurship. We will truly miss Dr. Chowaniec and we were fortunate to have had him on our team.

On behalf of the Board, I would also like to thank our executive management team for their hard work and vision throughout the year. While we expected challenges in such a highly volatile and unpredictable year, the team delivered strong results for 2015. Additionally, this year two new Vice Presidents were promoted to the senior executive ranks. These appointments speak to the bench strength within EDC’s Vice-President talent pool and the Corporation’s ability to develop world-class leaders from within.

Of course, none of this would be possible without the efforts of our more than 1,300 employees, here in Canada and around the world. As EDC’s Chair for three years, I am continuously inspired by the quality and diversity of talent that we have within our organization, which, in my opinion, houses the leading trade finance experts in the country.

International trade is a key driver of Canada’s economic growth. EDC will continue to find new ways to anticipate the needs of Canadian businesses, especially SMEs, so that more of them can get into the trade game and bring their innovations to the world. Canada’s economy depends on it.

Kevin Warn-Schindel CHAIR

EDC Annual Report 2015      5

Message from the President

To help Canadian companies capitalize on international business opportunities, EDC continues to look closely at what these companies really need, on their terms; where we can provide even greater value; and how we can best serve them. Regardless of their size, we want to help all Canadian companies take advantage of international opportunities and navigate widespread market volatility, which we believe will continue to shape the global business environment in the near term. Doing so requires that we deliver to meet the needs of our customers today, while building a longer-term corporate strategy to ensure we can remain relevant to the customer needs of tomorrow.

An important part of that relevancy is how EDC adapts to a rapidly changing environment, in particular by evolving our products to match what our customers need and want. In 2015, we saw unexpected market risks emerge and in response, we have stretched our capacity to take on more of it to meet the needs of Canadian exporters, which in turn added capacity to the Canadian financing sector.

EDC adapted the parameters of one of our core products, the Export Guarantee Program (EGP), which provides Canadian companies with working capital to respond to international opportunities. As private-sector lending for export transactions started to decline in 2014, EDC made the EGP easier to use and agreed to take on 100 per cent of the risk for Canadian companies (up from 75 per cent). As a result, we saw a 15 per cent growth in use of the EGP by small- to medium-sized enterprise (SME) customers in 2015. A core part of our strategy going forward is to ensure that EDC is flexible, allowing us to quickly take on more risk during challenging economic times – creating a competitive advantage for Canadian companies.

In addition, ongoing investment in improving our technology, as well as our customers’ digital access to our financial solutions, is key to remaining relevant over the long-term. We enhanced online access to several of our insurance products in 2015, making it easier for Canadian companies to use them when and how they want. For example, we launched Trade Protect, a fully online product that provides Canadian companies with fast, easy access to export credit insurance. We also brought our Trade Partnership Insurance online, which is open to all private credit insurers operating in Canada. Going forward, we will continue to invest in our enterprise risk management framework to strengthen our awareness of risks in an increasingly complex global business environment.

6      Navigating the Volatility

In 2015, we helped nearly 6,000 SMEs, who represent 81 per cent of our customer base, undertake $15.5 billion in trade.

Canadian SMEs have been crystal clear that they need help making connections with prospective customers in order to capitalize on export opportunities. We know that companies that export are more profitable, innovative and sustainable, but the challenges of entering new markets and navigating various export processes can be daunting, and even more so amidst economic volatility. With permanent representations in 17 key markets around the globe, EDC creates in-market business connections and opportunities for Canadian companies. Through these representations, and the broader EDC team, we introduced more than 450 Canadian companies, mostly SMEs, to new foreign buyers.

We’re also expanding our global presence to help grow the number of SMEs in the trade game. This past year, we opened a representation in Johannesburg – our first permanent presence in Africa. In 2016, we’ll continue looking at strategic locations like London and Jakarta to ensure Canadian companies can successfully compete on the international stage.

Despite the challenges stemming from volatility and a changing global business environment, there will continue to be opportunities for Canadian companies to compete at home and abroad. The new trade agreements on the horizon have the potential to positively impact Canada’s trade position in the years ahead. EDC will continue to evolve as an organization to ensure that we remain relevant and can meet the needs of Canadian exporters and investors, with our eye on helping them capitalize on business opportunities around the world. EDC will play an important part in helping the new government deliver on its trade priorities and objectives.

Finally, I’d like to thank all of EDC’s employees, here in Canada and around the world. As President and CEO, I am always impressed by their commitment and dedication to supporting the needs of Canadian companies. They are a true reflection of the passion and ability of the Canadian exporter and investor to forge new international trade opportunities despite market challenges. No matter how remote the market, we stand ready to be there for Canadian companies wherever their business takes them.

Benoit Daignault PRESIDENT AND CEO

EDC Annual Report 2015 7

Message from the Chief Economist

The disruption fed a post-crisis penchant for pessimistic prose, which affected economies were all too ready to supply. Is this financial market tumult conclusive evidence of a lower-growth ‘new normal’, or is there some other tale to tell?

Without question, the impact of market upheaval on emerging economies was considerable. Resource-dependent economies felt the heat early in the year, first in profit margins, then in currencies and rumoured project cancellations. Once-eager lenders beat a steady retreat. Alarm mounted through year-end, hinting strongly that the full repercussions had not yet been felt. Neither were large emerging markets a solace – far from it, actually. China remains an economic powerhouse, although for the moment it continues to battle the fallout of seven years of extraordinary stimulus and the excess capacity and near-term uncertainty that it has created. From the emerging market vantage point, it seemed that the doomsayers were vindicated.

Cross over into key developed markets and a very different story was unfolding. In the U.S., the job juggernaut continued, and the auto and housing markets hit new post-crisis highs. If that weren’t enough, low gasoline prices gave U.S. consumers a $110 billion bonus. Concurrently, businesses invested at a torrid pace to avoid a capacity crunch. True, U.S. international trade has underperformed, but small wonder, given the almost singular strength of the greenback. Seen another way, this was actually the means of transmitting U.S. strength abroad.

Europe felt the effects of having to grapple with finding alternative suppliers of energy, a military stalemate on its Eastern edge, and being pushed to the brink by an austerity-weary Greece. Despite these challenges, Europe managed to consistently grow area-wide GDP by better than average long-term growth for over a year. While the growth rates themselves seemed unspectacular, they speak of a Europe that after years of cutbacks is now selling its wares abroad and beginning to address internal pent-up demand.

Put these contrasting stories in context, and the picture actually makes a lot of sense. The post-crisis global economy was propped up with a deluge of monetary stimulus which is only now beginning to retreat. That stimulus, in the form of quantitative easing, spilled into various financial assets, inflating their values for years. Renewed growth reversed the liquidity tide.

It’s a critical mistake to look at the consequences alone and conclude that the world is weak. In fact, growth is creating otherwise counterintuitive outcomes that are producing negative effects on economies driven by those outcomes. The great dilemma, then, is that the negative consequences threaten the very growth that gave rise to them. Is that likely?

8      Navigating the Volatility

For the first time in living memory, a renewed growth cycle is not bringing with it surging stock markets, an increased dispersion of financial capital, higher resource prices, and with them higher resource-economy currencies. Rather, the exact opposite is in play.

Not in our view. First of all, the economies that are leading the growth charge are typical growth engines. They lead, others follow, and not much has changed that basic picture. Developed-market growth will shortly spread elsewhere. Second, the global growth engines are heavy net users of resources – which are now selling at deep discounts. This boosts growth for both users and producers. Third, resource prices have likely over-corrected. Once markets realize that true growth is really there, estimates of usage will be revised up and prices will follow, easing resource-sector panic. Fourth, that panic is a necessary evil in resource industries, as it is the catalyst for getting project partners back around the table to reconsider contracts, inked as they were at boom-time prices. As such, not all resource projects that have been read the last rites are actually dead.

Canada has seen it all. Double-digit declines hit our resource industries hard in 2015 and the fallout will last at least two years. But if the oil and gas and mining giants have fallen hard, it was onto a teeter-totter whose other seat was occupied by Canada’s beleaguered non-resource manufacturers. For the most part, they were catapulted to huge double-digit gains, most obviously in the machinery and equipment, autos and auto parts, aerospace and consumer goods sectors. A weak currency, strong U.S. demand, together with capacity pressures and spreading growth worldwide suggest more of the same for 2016.

At the same time, in addition to existing market turbulence, the risk list for this year is daunting. Developing and emerging economies alike face structural conditions that negative events could bring to the fore. Confidence remains vulnerable to serious setbacks, and geopolitical issues threaten normal economic operations. Turbulence will keep these and other risks front-of-mind. And the turbulence won’t fade fast. But rather than running from it, knowing that growth is its cause, the task of Canadian exporters is to seek out the growth and find creative ways of managing the mayhem.

Peter G. Hall VICE PRESIDENT AND CHIEF ECONOMIST

EDC Annual Report 2015 9

10 Navigating the Volatility

Small Business is Big Business to US
Small- and medium-sized enterprises (SMEs) make up about 99 per cent of Canada’s businesses, account for 40 per cent of GDP and 55 per cent of all jobs. Yet only seven per cent of SMEs, Canada’s economic engine, are tapping into international customers and supply chains.
While volatility in the global marketplace may seem like a barrier to trade, Canadian SMEs proved remarkably adept at finding new business internationally. While they found real growth underlying the volatility, now more than ever, Canadian SMEs need our help to go, grow, and succeed internationally.
Here are some of our small business customers who are doing just that.
EDC Annual Report 2015 11

SMALL BUSINESS CUSTOMERS

BUDDY’S KITCHEN

Buddy’s Kitchen is revolutionizing the pet food industry in the same way that organic produce and craft beer are changing the food and drink industries. “Life-changing food for pets made with care and passion” is how Buddy’s Kitchen CEO, Peter Kaufman (or as he prefers, Chief Dog Wagger), describes what his company creates. They use fresh, local ingredients to make food and treats that fly in the face of the brown, mystery kibble that pets have traditionally been fed. Based on the company’s rapid growth, pet owners the world over seem to be agreeing with his approach. Since 2011, Buddy’s revenues have grown from $735,000 to just under $5.1 million. To keep the momentum going, Buddy’s recently opened a 22,000-square-foot state-of-the-art facility in Aurora, Ontario where visitors can watch Buddy’s employees at work making gourmet food and treats, and even participate in a tasting (remember, it’s human quality pet food). EDC was able to support this growth by providing $850,000 in loan guarantees to Buddy’s bank, freeing up the capital the company needed to purchase equipment for the new facility and meet the other financial requirements that come with rapid growth. EDC also used its market connections to introduce Buddy’s to a potential major buyer in the U.S.
“I’ve been pleasantly surprised by the depth of relationship we’ve been able to establish with EDC and how the organization has stepped forward and supported Buddy’s Kitchen in ways we didn’t anticipate. I think most SMEs would be surprised to learn the full breadth of what EDC has to offer.”
Peter Kaufman
CEO, Buddy’s Kitchen
12GLOBAL SALES:
$5.1M
$735,000
2011
2015

12      Navigating the Volatility

SMALL BUSINESS CUSTOMERS

MANITOBAH MUKLUKS

“Our vision is to build a vibrant, global brand that has a significant impact on Aboriginal communities. Using EDC’s guarantee to grow our export capacity allows us to share that vision globally.”
Sean McCormick
President, Manitobah Mukluks
Sean McCormick grew up wearing mukluks. Little did he know that one day he would be introducing people all over the world to his uniquely Canadian childhood footwear. The idea for his business formed in the early 1990s when he worked at a trading post in Winnipeg, Manitoba. He was trading leather and furs with First Nations women and receiving mukluks in return, which he would then sell mostly to souvenir shops. When McCormick realized how difficult it was to keep the popular footwear in stock, he decided it was time to start selling them for himself. Today his company, Manitobah Mukluks, is a globally recognized brand, worn by celebrities like Megan Fox and Kate Moss, and sold in upscale retail stores like Nordstrom and Holt Renfrew. From their online platform, they sell moccasins and mukluks to more than 50 countries around the globe, sharing a piece of Aboriginal-Canadian culture with every sale. Forty per cent of the staff at Manitobah Mukluks’ Winnipeg headquarters are Aboriginal, and McCormick strongly supports the Aboriginal artists who make the mukluks and moccasins for his company. To grow business outside of Canada, McCormick used two of EDC’s products: the Export Guarantee Program (EGP) gave his company access to financing needed for growth; and Accounts Receivable Insurance (ARI) protected him against default from international buyers.
Exporters are more likely to succeed over the long-term
Companies that export pre-IPO are 20-40 per cent less likely to delist or exit the market.
From Deloitte report, “The future of productivity: Smart exporting for Canadian companies”, 2014

EDC Annual Report 2015      13

SMALL BUSINESS CUSTOMERS

COOLEDGE LIGHTING

“Our product wins over architects and lighting installers who understand the value of an easy-to-install, scalable lighting system. EDC’s investment will help us land our products in front of those potential buyers, by increasing our on-the-ground sales promotion all over the world.”
C. Wade Sheen, PhD
CEO, Cooledge Lighting
Vancouver’s Cooledge Lighting is an innovative company with products that are truly, well … cool: LED light sheets that are paper thin, completely flexible, and can be cut and connected together to fit any room’s configuration. The sheets are cool to the touch, so they don’t require a heat sink, like the aluminum base found in a traditional light fixture. This also means they can be affixed to any surface, like dry wall, wood, plastic, or even cardboard. Cooledge invested a signficant amount in R&D to give their light sheets the plug-and-play ability to win over building contractors and light installers, and the move paid off. The company’s 2014 multi-million dollar sales year quadrupled in 2015, and they’ve won a number of awards along the way, including ‘Emerging Company of the Year’ at the 2015 Technology Impact Awards. Recognizing the company’s potential for global growth, EDC invested $1.6 million in Cooledge through its equity investment program. They are the perfect champion for Canadian innovation and, as a model exporter, will serve to build Canada’s reputation abroad.

Exporters are more productive

The workforce productivity of Canadian

manufacturing exporters was over 30 per cent

higher than non-exporters.

From Deloitte report, “The future of productivity: Smart exporting for Canadian companies”, 2014

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SMALL BUSINESS CUSTOMERS

TENTREE

Ten trees planted for every item purchased. That’s the simple idea behind Regina, Saskatchewan’s tentree – a hybrid company that is as much about planting trees as it is about selling apparel. In four years’ time, its business idea has enabled nearly seven million trees to be planted, whole ecosystems to be replenished, and meaningful employment for local communities in countries like Madagascar and Nepal. When asked about the company’s performance over its first four years, CEO Derrick Emsley responds in trees planted rather than dollar figures. In 2012, they planted 200,000 trees; last year, that number was nearly three million. Whereas most of tentree’s sales are still in Canada, they are quickly growing their presence in the U.S. and using EDC’s Accounts Receivable Insurance (ARI) to make the expansion less risky. Emsley explains that it was scary at first, selling their limited inventory to new, faraway buyers that they had no real means of collecting from. EDC’s ARI alleviates those fears and allows tentree to be more flexible and aggressive in its growth.
“EDC insurance streamlined the process of getting our apparel into stores in the States. We were able to grow without worrying about cash flow, which is especially important now with the U.S. dollar being so much stronger than the Canadian dollar.”
Derrick Emsley
CEO, tentree
TREES PLANTED ANNUALLY
2015: 3,000,000
2012: 200,000

EDC Annual Report 2015      15

SMALL BUSINESS CUSTOMERS

3 POINTS AVIATION

“EDC’s receivables insurance takes the stress out of selling abroad and secures revenue that we might have otherwise lost because of concerns with risk.”
Leo Druken
CFO, 3 Points Aviation
NUMBER OF EXPORT COUNTRIES 2015: 57 2004: 8
De Havilland Canada’s Dash-8 regional turboprop airliner has made a name for itself in the industry for being a workhorse. Always reliable, the planes can be found in airports ranging from St. John’s, Newfoundland to the Marshall Islands; but even workhorses need upkeep and maintenance to keep them going, especially since some started flying in the 1970s. Enter 3 Points Aviation, a company headquartered in Charlottetown, PEI that specializes in everything Dash-8. When the company began in 2004, it only sold parts from airplanes it bought and dismantled. Today, it is a fully integrated parts source, using cutting-edge technology and advanced engineering to manufacture its own parts and to repair and overhaul used parts. The company has gone from selling to eight countries in 2004 to 57 countries in 2015, including some very remote parts of Africa, Indonesia, and the Middle East. To make sure it gets paid by customers, 3 Points uses EDC’s Accounts Receivable Insurance (ARI), which provides the company with peace of mind when accepting orders from customers in places that even Google Maps has trouble finding.

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SMALL BUSINESS CUSTOMERS

ALDEA

Montreal’s Aldea Solutions Inc. is a leading provider of global services and solutions for the television, film, and media industries. It uses state-of-the art technology to ensure that millions of people around the world never miss a game-winning goal or a dramatic historical moment played out on TV. By using fiber optic networks to transmit its signals rather than satellites, Aldea can offer more secure transmissions with shorter delays. Using this advanced technology and engineering as its bedrock, the company has built itself up one customer at a time, one city at a time, and one event at a time. Today, Aldea’s services are employed by broadcast industry giants like FOX, ESPN and DirecTV. The company transmitted major events like the Academy Awards, FIFA World Cup, and Olympic Games. To continue taking on new contracts, Aldea needed to purchase new equipment that would allow it to cover more events. EDC was able to help the company get financing for this equipment by providing Aldea’s bank with a $375,000 guarantee. This financial boost will help Aldea continue to grow its impressive repertoire of international event coverage.
“Canadian banks will lend money if that capital investment equipment remains in Canada, but with 97 per cent of our clients outside of Canada, we needed EDC’s help to secure financing. We could not have grown as much as we have without them.”
Lionel Bentolila
CEO, Aldea Solutions Inc.

SME exporters are more profitable
Average revenue	Average pre-tax income	Pre-tax profit margin:
› SME exporter: $3,468,000	› SME exporter: $448,000	› SME exporter: 13%
› SME non-exporter: $1,569,000	› SME non-exporter: $173,000	› SME non-exporter: 11%
From Industry Canada report, SME Profile: Canadian Exporters 2015

EDC Annual Report 2015      17

Cleantech Commitment

Ostara Nutrient Recovery Tech	Created from recovered nutrients, Crystal Green is the first continuous release fertilizer to provide Root-Activated™ phosphorus to feed plants.

Vancouver-based Ostara Nutrient Recovery Technologies (Ostara) helps protect precious water resources by changing the way cities around the world manage nutrients in wastewater streams. The company uses patented technology to recover nitrogen and phosphorus from municipal and industrial wastewater streams and transforms them into an environmentally responsible fertilizer called Crystal Green. This process supports two high-demand opportunities for waste reduction by helping wastewater treatment plants manage their phosphorus discharge limits, improve operating reliability, and reduce leaching and the risk of phosphorus runoff from fertilized crops and turf.

EDC began working with Ostara in 2012 when the company was seeking an export guarantee to the U.S. in order to support a large contract. This guarantee, and EDC’s other services in subsequent years, have helped grow Ostara’s project pipeline and sales significantly. The company now operates multiple facilities throughout North America and Europe and will soon be opening the world’s largest nutrient recovery facility, in partnership with the City of Chicago, in 2016. The company is the recipient of numerous awards, including a World Economic Forum 2011 Technology Pioneer and the Global Cleantech 100 for seven consecutive years.

18      Navigating the Volatility

Endurance Wind Power

Endurance Wind Power is a company that prides itself on its engineering focus. It has developed unique small-scale wind turbines with larger rotors to make the most of winds found at farms and facilities around the world. This means clean, sustainable energy generated in even the most remote locations. Endurance has been an EDC client since 2008 when it used an export guarantee to help finance a large project. Today, the company continues to use an array of EDC products to support its aggressive growth plans.

Canadian Solar

Becoming a giant in the solar industry is far from simple. Founded in 2001, Canadian Solar has become the world’s second-largest provider of solar power in just 15 years. Now operating in 20 countries on six continents Canadian Solar has learned the value of good partnerships and exporting to expand its business. In 2015, EDC provided Canadian Solar with bonding support to help it bid on, and win, new and larger contracts.

H2O Innovation Inc

H2O Innovation designs and provides state-of-the-art, custom-built, and integrated water treatment solutions for municipal, energy, and natural resource facilities. Its flexible approaches and range of water treatment systems help manage wastewater with minimal energy consumption. In 2015, EDC was able to provide H2O Innovation with a guarantee to support its exports into the U.S. As demand for more efficient wastewater management grows in emerging markets, this Canadian SME is poised to become a global leader.

Agrisoma

Agrisoma is revolutionizing the way the world thinks about bio-fuel. The company develops Carinata seed, a specialized industrial crop that produces oil. Carinata does not require specialized farming equipment, making it easy for farmers to take it on as a new crop. Once harvested, Carinata delivers high-quality oil which can be used to make bio-fuels. In 2015, EDC provided Agrisoma with insurance it needed to grow its business into new markets, including the U.S., South America and the EU.

EDC Annual Report 2015 19

Market Spotlight

Significant Opportunities Ahead
As Canada’s second-largest trading partner, China is a vast market that represents significant business opportunities. In 2015, EDC supported more than 600 Canadian exporters, of which more than half were SMEs. Through their success, we saw a 32 per cent increase in financing support in the region. Additionally, our matchmaking efforts helped facilitate more than 150 connections between Canadian companies and Chinese buyers.
While recent market volatility and slower growth in China signals some challenges ahead, there are signs that point to more opportunities emerging on the horizon. After the creation of the first Renminbi (RMB) hub in North America in March, EDC led RMB bond issuances in the Americas and helped promote RMB to exporters as a trade payment currency option for companies operating in China. Additionally, China is undergoing deregulation in some key sectors and the government remains committed to a national development strategy that includes significant investment in infrastructure. Looking ahead, Canadian companies should be prepared for an increased demand.
China
Woodbridge Foam
The Canadian automotive exports sector has surged by 13 per cent in 2015, with Canadian companies like Woodbridge Foam, headquartered in Mississauga, Ontario, continuing to grow internationally. Woodbridge is a global manufacturer of urethane components for the automotive, specialty consumers and industrial markets, as well as just-in-time assemblies for the automotive market. Woodbridge operates in 62 facilities in 17 countries, including four plants in China. As Woodbridge continues to grow its business in emerging markets, the company uses EDC’s Political Risk Insurance (PRI). Canadian companies use PRI to protect their foreign investments and assets against a variety of risks. The company has used EDC’s PRI product for more than 15 years to grow their business globally. Looking ahead, the company is looking to grow its automotive business in China and, as a supplier, bring the benefits back to Canada.
EDC has two representations in China: Beijing and Shanghai.
This past December, EDC signed a Memorandum of Understanding with China Continent Property and Casualty Insurance to provide better credit insurance coverage, especially for SME’s wanting to do business in China.
20 Navigating the Volatility

20      Navigating the Volatility

India
Turning the Corner
While some emerging markets remain challenging, 2015 has been EDC’s most successful year to date in India. Through our customers’ success, we’ve generated more financing over this period than over the last three years combined and concluded more than double the number of transactions. We’ve also facilitated more matchmaking sessions in the country than ever before, with more than 200 introductions for Canadian companies.
India has many significant needs, presenting a wealth of opportunities for Canadian companies in all sectors. This past year, EDC worked with key partners to lead two successful missions to India, bringing along more than 50 Canadian companies to establish connections and pursue business opportunities related to urban infrastructure, development, and information and communications technology. Many of these companies have already had follow-up meetings and have indicated great potential for their products and services in India in 2016.
Reliance Industries Limited
As one of the largest private-sector companies in India, Reliance Industries Limited (RIL) is a significant force in the Indian and global economy. Spanning multiple sectors, RIL has been doing business with approximately 50 Canadian companies since 2010, a third of which are SMEs. EDC has a major financing agreement to provide U.S. $500 million to help connect and support transactions between RIL’s global supply chain and Canadian companies. This has helped drive EDC’s recent success in India, as we facilitated transactions in a variety of key sectors, including oil and gas, and telecommunications.
› EDC has two representations in India: New Delhi and Mumbai.
› While EDC has been doing business in India for more than 30 years, in 2015 we celebrated our 10-year anniversary of having a permanent representation in the country.

EDC Annual Report 2015 21

22 Navigating the Volatility

Connecting Exporters With Global Buyers
In a volatile environment, businesses looking to export need help to stay ahead of the curve. We know that breaking into emerging markets is very difficult, but making the right connections early on can make all the difference.
Whether it’s a large, well-established company looking to expand its footprint, or a small start-up hoping to sign its first big international contract, we can help create business opportunities for all types of Canadian companies by leveraging the meaningful connections we’ve made across our global network.
There is no “silver bullet” approach for export success. There are a variety of different products, services, and players across the spectrum that need to be involved.
Over and above our products for Canadian companies, we also help create business opportunities in three key ways:
Equity investments Matchmaking sessions Pull financing
to help develop to directly connect to proactively create and grow new businesses to new export opportunities businesses international buyers for businesses
EDC Annual Report 2015 23

CONNECTING EXPORTERS WITH GLOBAL BUYERS Business Opportunities through Equity Investments

EDC’s investment program provides venture capital and private equity in support of growing and developing Canadian companies. In addition, EDC also helps Canadian companies pursue opportunities abroad. We accomplish this in three key ways:

280 equity investment introductions in 2015	Led to 68 qualified opportunities
› Direct investments in Canadian companies › Canadian fund investments › International fund investments

Direct investments

EDC directly invests in Canadian companies to help build more “born global” Canadian exporters and encourage their expansion into international markets.

PageCloud

In 2015, EDC invested in PageCloud, an Ottawa-based Software-as-a-Service provider that is revolutionizing website creation and design. In less than two years since its founding, PageCloud is winning customers, investors, and supporters from around the world. This year, EDC’s Investments team made many investments in early-stage technology companies, such as PageCloud, as part of an explicit strategy of supporting innovative, high-growth Canadian companies that have exporting in their DNA.

Canadian fund investments

As one of the largest venture capital investors in Canada, EDC also invests in domestic funds to help grow Canadian companies. This is especially helpful in supporting Canadian SMEs with high growth potential, as it provides them with access to private equity. We invest across the entire Canadian private capital ecosystem.

KDC

We are working with long-time fund partners NOVACAP and other financial institutions to support the international growth plan of KDC, a contract manufacturer of personal care products such as deodorants, hair care, body washes and cosmetics. With a global customer base, KDC plans to double its production by 2018 and become a Canadian-based industry leader. With EDC’s co-investment and support, the company has built out its leading-edge $58 million plant in Columbus, Ohio, and has made three strategic acquisitions in the U.S.

24      Navigating the Volatility

Including commitments of $351 million in 2015, we have provided commitments totalling $1.77 billion since the inception of the program. These include $415 million in commitments to next-generation exporters, $527 million in commitments to mid-market growth exporters and $828 million in commitments focused on connecting with emerging markets.

International fund investments

As an investor in targeted global funds, we meet and work with companies within fund portfolios to learn about potential trade opportunities that match well with Canadian expertise. Through these connections, we identify and qualify near-term leads for Canadian SMEs to sell their products and services abroad, while also providing valuable market intelligence for the broader Canadian business community.

Director/Executive Producer Michael Bay (far right) on the China set of TRANSFORMERS: AGE OF EXTINCTION, from Paramount Pictures.

IMAX

As an innovator in entertainment technology, IMAX Corporation is a Canadian company that has had significant export success, despite the challenges of doing business in emerging markets. In 2015, IMAX’s China subsidiary – in which FountainVest, a Chinese private equity fund backed by EDC holds a stake – completed a successful initial public offering (IPO).

This success is the culmination of years of effort between IMAX and EDC. Nearly five years ago, when IMAX sought a local partner to help manage the complexity of growing its business in China, EDC connected it with FountainVest. Since its launch, IMAX China has delivered tremendous growth. With the success of the IPO, IMAX China received approximately U.S. $58.2 million in proceeds, which it intends to use to expand its network of theatres in China and for general corporate purposes.

In addition to the activity in China, EDC funds are targeting similar consumer entertainment sectors in the Americas, India, Europe, South America and Southeast Asia, which we hope will generate additional opportunities for companies like IMAX.

EDC Annual Report 2015      25

CONNECTING EXPORTERS WITH GLOBAL BUYERS

Business Opportunities through

Matchmaking

Through our matchmaking efforts, EDC helps open the door to business opportunities around the world. Working closely with the Trade Commissioner Service (TCS) and Global Affairs Canada through various types of events (like trade shows, in-market missions and cross-Canada visits), we bring together groups of Canadian companies whose capabilities and expertise match specific foreign buyer needs, both in Canada and abroad. We can leverage our global network to facilitate high-quality introductions between buyers and Canadian suppliers, often involving the decision-makers needed to further develop and realize a business opportunity. Matchmaking highlights from 2015 include missions to India, Brazil and Colombia, which focused largely on building opportunities for Canadian companies in the infrastructure and sustainability sectors.

Overall, in 2015 EDC sponsored and led 26 matchmaking events. These resulted in 1,160 introductions between 133 foreign buyers and 450 Canadian suppliers – most of which were SMEs.

26 matchmaking events in 2015
1,160 Introductions between Canadian exporters and foreign buyers

Cypher Environmental

Based in Winnipeg, Manitoba, Cypher Environmental provides premium dust control, soil stabilization and water remediation solutions. Cypher’s environmentally friendly products have proven invaluable in ensuring efficient operations, protecting health and safety, and minimizing environmental impacts in the mining and construction industries. Cypher currently operates in more than 20 countries worldwide.

Given the importance of exporting for Cypher, this past year EDC helped the company make meaningful connections in new markets with emerging mining industries. In March, we worked with partners to host a matchmaking session during the annual Prospectors and Developers Association of Canada (PDAC) convention. At such a large-scale industry event, this provided an innovative company like Cypher with a more tailored opportunity to connect with potential new partners and distributors. This resulted in Cypher meeting three potential new clients who were interested in its Dust Stop and EarthZyme technology. In September, we hosted a similar matchmaking session for Cypher at Extemin 2015 – one of the largest mining trade shows in South America. Additionally, Cypher took part in our trade mission to Colombia, which helped introduce the company to several large infrastructure companies and key sector players. As a result of the connections made, Cypher is in the process of finalizing several demonstration projects, including the Port of Barranquilla in Colombia. More projects in Colombia and Peru are expected to follow in the year ahead.

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CONNECTING EXPORTERS WITH GLOBAL BUYERS

Business Opportunities through Pull Financing
To help establish export opportunities, we provide pull financing facilities to targeted foreign buyers whose procurement needs are well understood and match well to the capabilities and expertise of Canadian suppliers. As part of the pull financing transaction, a commitment is made by the buyer to work with EDC to provide direct access to its procurement personnel, participate in matchmaking events, and to consider procurement from Canadian companies. In 2015, targeted foreign buyers included, Arauco and Metalsa.

In recent years, we have enhanced collaboration on pull financing with the TCS, which included joint outreach, engagement, and assessment of prospects from around the world. This helped us better understand prospective buyers’ procurement needs and capital expenditure plans, as well as their interest in buying from Canadian suppliers. Moving forward, we intend to target new pull financing opportunities in both emerging and developed markets in various sectors of strength for Canada, including advanced manufacturing, telecommunications, extractive industries, and infrastructure.

Overall, in 2015 we added 29 new pull loans and conducted nine pull-related matchmaking sessions. Throughout the year, 1,426 Canadian companies benefited from the relationships with foreign pull companies. More than 990 of these Canadian companies were SMEs.

Since the inception of the program in 2003, 5,775 Canadian companies have benefited from pull financing, totalling $70.6 billion in export sales.
9 pull-related matchmaking sessions in 2015

Premier Tech

Based in Rivière-du-Loup, Quebec, Premier Tech (PT) is a well-established exporter that specializes in horticulture and agriculture, industrial equipment, and wastewater treatment technology. With significant growth plans over the next five years, PT wanted to pursue new opportunities and leverage one of its key capabilities: adapting its products to different industries and markets.

This past year, EDC employees from key region and sector teams worked closely with PT to learn more about its capabilities and business goals, and facilitated an introduction to the San Miguel Corporation (SMC) – one of the most diversified conglomerates in the Philippines and with which EDC has had a pull financing relationship since 2013. The introduction was formalized over several months and, leveraging EDC’s key high-level relationships, PT was able to meet with SMC procurement officers from the packaging and food divisions. This introduction has helped position PT for future business with a leader in its industry and in a key growth market.

250 introductions
Overall in 2015, 1,426 Canadian companies have benefited from pull financing, 993 of which are SMEs

EDC Annual Report 2015 27

28 Navigating the Volatility

Performance
Against Our Objectives
Performance Measures Change 2015 Actual 2015 Plan 2014 Result
BUSINESS MEASURES
Total Business Facilitated ($B) 5% 104.2 0 – 3% growth 98.9
Small- and Medium-Sized Enterprise Transactions* 7% 4,280 0 – 5% growth 4,005
Business in Emerging Markets ($M) 6% 633 5 – 10% growth 597
CDIA Transactions 7% 372 0 – 4% growth 347
Partnership Transactions 6% 3,697 0 – 3% growth 3,918
CUSTOMER-RELATED MEASURE
Net Promoter Score Achieved 2015 target 71.9 70.0 – 76.0 74.3
FINANCIAL MEASURE
Productivity Ratio (%) Exceeded 2015 target 22.9 25 – 28 23.3
* New measure in 2015.
Ratings in our performance measures are as follows:
Target met or exceeded (> 98% of plan)
Target substantially met (> 95% and < 98% of plan)
Target not met (< 95% of plan)
‹ Photo from left to right: Andrew Baechler, Director, Corporate and Asset-Backed Lending Berinder Nehil, Senior Associate, International Business Development
Jennifer Ewin, Senior Advisor, Public Affairs
Tamaika Jumelle, Advisor, Public Affairs
EDC Annual Report 2015
29

PERFORMANCE AGAINST OUR OBJECTIVES

Business Measures

Total Business Facilitated

Through our financial solutions, our customers’ exports and investments totalled $104.2 billion, up from $98.9 billion in 2014. On the Insurance side, we helped 5,300 clients close more than $78 billion in export sales with about 78,000 buyers in close to 200 foreign markets. More than 75 per cent of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance also allows them to offer their buyers more flexible payment options, secure in the knowledge that they will be paid. EDC earned $194 million in premiums for coverage under our insurance programs and paid out $143 million in claims, in contrast to the $72 million paid out in 2014.

In addition, our financing activities delivered a record $25.4 billion in loans to Canadian clients and their foreign trading partners. We earned more than $1.5 billion in loan revenue and guarantee fees, which was aided by a stronger U.S. dollar in 2015. EDC’s revenue is generated primarily from our portfolio of $77.4 billion in commercial loans and guarantees in support of our Canadian clients, which is largely transacted in U.S. dollars.

Small- and Medium-Sized Enterprise Transactions
EDC continues to place a strong emphasis on supporting SMEs, which are important contributors to Canada’s economy. We want to ensure they have the financial tools they need to succeed internationally, so we broadened our scope to include medium-sized exporters and expanded our reach across Canada with additional sales and underwriting capacity to better serve SME exporters. To track our efforts with this critical segment, we introduced a Small- and Medium-Sized Enterprise Transactions measure in 2015.

We define SMEs as companies with annual sales under $50 million. In 2015, we reached 4,280 transactions, up from 4,005 the previous year. This growth of seven per cent is a good sign that we are on the right track to helping SMEs go, grow and succeed internationally. In addition to our financing and insurance solutions, we leverage our financing relationships with foreign buyers to encourage the purchase of Canadian goods and services and to introduce SMEs into their supply chains.

As an example, Racer Machinery International (RACER) has its sights set on growing its business internationally. RACER is a manufacturer of custom engineering machine tools, metal cutting engine lathes and industrial saws. An existing insurance customer, RACER expressed an interest in expanding its business into Mexico and working with key automotive buyers like Metalsa and Nemak. Both Metalsa and Nemak have operations in Mexico and both benefit from EDC pull financing. EDC, in partnership with the Trade Commissioner Service (TCS), leveraged their Mexican contacts to help RACER get its foot in the door. RACER reported that the new contracts would not have happened without the coordinated efforts of EDC and TCS. Connecting RACER to foreign buyers and providing it with insurance were key drivers in helping the company achieve its goal of expanding internationally.

Bottom Photo (from left to right): Michael Ansara, Account Manager, Small Business Solutions | Amira Dali, Account Manager, Small Business Solutions

30 Navigating the Volatility

Business Measures (continued)
Business in Emerging Markets
For Canada’s continued economic growth, it is critical to diversify our trade by taking advantage of opportunities in emerging markets. These regions – including China, India, and Brazil – represent 28 per cent of the business EDC supports.

In 2015, our financing, insurance and bonding solutions generated $633 million in revenue in emerging markets. Through our services, our customers’ business in emerging markets reached $29.2 billion, a one per cent increase from the previous year. In terms of priority markets for Canada, this included $4.1 billion of business in China and $1.9 billion of business in India. Our financing activities to emerging markets reached $7.1 billion in 2015. This included close to $1.1 billion to the United Arab Emirates, $992 million in financing to Mexico, $959 million to Mongolia, $769 million to India, and $629 million to South Africa.

To help grow Canada’s footprint in Africa, in 2015 we opened a representation in Johannesburg, South Africa, our first on the continent. The business we supported in sub-Saharan Africa in 2015 reached $1.7 billion, up from $1.5 billion in 2014.

Canadian Direct Investment Abroad (CDIA) transactions
In an increasingly integrated global economy, Canadian companies are finding that having a local presence in foreign markets is key to achieving their business goals. Yet investing abroad can be complex. That’s why we offer a range of solutions to assist Canadian companies with their foreign investment activities. These include loans to help companies open facilities in new markets or participate in joint ventures, as well as insurance products to mitigate risks such as a customer’s refusal to pay a foreign affiliate or a government taking possession of a Canadian company’s overseas equipment or facility.

In 2015, we facilitated 372 transactions for our customers’ investment activities abroad, up from 347 the previous year. Part of this success is due to our Export Guarantee Program (EGP), which helps companies, particularly SMEs, get access to financing. Launched in 2002, the EGP has continued to grow every year and hit the $1 billion mark in 2015.

For example, Peds Legwear, a manufacturer of hosiery, saw an opportunity to expand into the U.S. through our EGP. We helped the company secure the financing it needed to get the new U.S. plant up and running. “From day one, EDC was very creative in working with our bank to find the best solutions for us,” says Michael Penner, President and CEO of Peds.

EDC Annual Report 2015      31

PERFORMANCE AGAINST OUR OBJECTIVES Business Measures (continued)

Partnership Transactions

Partnering with private-sector financial institutions enhances our ability to serve Canadian companies. By combining our expertise and risk capacity, we are able to expand our reach through our banking partners and have a greater impact on Canadian businesses. This involves complementing the activities of financial institutions such as banks, insurance companies, sureties and brokers.

In 2015, the number of transactions EDC conducted with our financial partners reached 3,697, down from 3,918 transactions in 2014. With the slowdown in China and lower prices for certain commodities such as gold, Canadian financial institutions could manage their own limits and, therefore, required less capacity from EDC.

Customer-Related Measure
Net Promoter Score
We are committed to driving an exceptional customer experience. The Net Promoter Score (NPS) is how we measure our customer satisfaction and loyalty. It is a way of understanding and delivering on what our customers want.

This metric is based on a single question we ask our customers in a survey: “On a scale of 0 – 10, with 0 being not at all likely and 10 being extremely likely, how likely is it that you would recommend EDC to a colleague who is also an exporter?” The NPS is calculated by subtracting the percentage of customers who are “Detractors” (0s to 6s) from the percentage of customers who are “Promoters” (9s and 10s).

Our 2015 NPS was 71.9. This score is consistent with last year’s score (74.3), and we continue to be part of a group of loyalty leaders. Our 2015 score, relative to other organizations, is quite strong and remains in the top 10 per cent of North American B2B companies. This strong result reflects our commitment to an improved customer experience, particularly in terms of providing timely service. Our credit insurance underwriting team upped its game this year to shorten the turnaround time on new offers. By changing how it processes new offers, the team cut its time almost in half – creating more value for the customer.

Top Photo (from left to right):	Michelinne Gonek, Financial Services Manager, Financial Institutions Team |
Shawn Cusick, Director, Financial Institutions & Political Risk Insurance

Bottom Photo (from left to right): David Caissie, Manager, Marketing Research | Crystal Louie, Financial Analyst, Sales and Marketing Operations

32      Navigating the Volatility

PERFORMANCE AGAINST OUR OBJECTIVES

Financial Measure

Productivity Ratio

We are committed to limit our spending to between 25 cents and 28 cents of every dollar of income. We measure this through our productivity ratio (PR), the ratio of administrative expenses to net revenue. Our PR of 22.9 per cent was significantly more favourable than the Corporate Plan projection of 25.6 per cent, mainly due to realized gains on our investments portfolio and gains on the sale of aircraft that had previously been part of our leasing portfolio. These gains were not contemplated at the time the Corporate Plan was prepared.

Financial Sustainability

Our ability to deploy lending and insurance solutions to Canadian global businesses at all points of the economic cycle is dependent on our commitment to sound financial management. EDC is financially self-sustaining and does not receive annual parliamentary appropriations. The income that we generate is applied directly against Canada’s fiscal accounts and it strengthens our capital base.

We achieve self-sustainability by operating on commercial principles and take a disciplined approach to all financial matters. This means we must be able to remain solvent under stressed scenarios, keep a well-capitalized balance sheet, have adequate liquidity to meet our financial commitments, and have sufficient reserves against future losses. All initiatives within EDC’s Business Strategy must be evaluated to ensure they reflect our commitment to fiscal prudence and our long-term viability.

Through sound financial management, we ensure we have an adequate capital base to fulfill our mandate now and in the future. We ended the year with a capital position of $11.5 billion, which is the sum of total equity and allowances. This provides us with the capacity necessary to help Canadian exporters and investors navigate the current trade environment.

Our net income for the year was $925 million, a decrease of $204 million from 2014 mainly due to an increase in our provision for credit losses as a result of downward credit migration. Of note, net financing and investment income increased in 2015 due to growth in our loan book and the weakening of the Canadian dollar in relation to the U.S. dollar. We also saw additional income in 2015 due to realized gains on our investments portfolio, as well as the volatility associated with our financial instruments carried at fair value.

Top Photo (from left to right): Vanitha Vallipuram, Senior Financial Analyst, Insurance Accounting & Costing | Chris Diedrich, Director, Financial Planning and Reporting

EDC Annual Report 2015      33

Corporate

Social Responsibility

As we help customers leverage opportunities around the world, we also support them in conducting business in a socially responsible manner. Increasingly volatile markets bring heightened reputational risk for companies, making Corporate Social Responsibility (CSR) increasingly important. For us, CSR is about applying a rigorous, values-based approach to our daily business practices and, through these efforts, impacting the business that we help facilitate for Canadian exporters and investors globally. We know that strong CSR is good for business as well as the world and should be integrated into everything we do. Good CSR, both at EDC and from our customers, is a competitive advantage for Canada.

CSR Scorecard
Priority	Activity	Impact
Addressing Corruption
	Started implementation of an independent, third-party review of our anti-corruption practices.	Streamlined corruption-related due diligence processes and improved staff training, particularly for business development and underwriting staff.
Sustainable Investment
Issued our second Green Bond, a fixed-income security that allows investors to contribute to financing green business transactions worldwide.

Builds on the success of our first Green Bond and demonstrates our commitment to developing the green bond market. It also highlights our support to cleantech – a strategic priority for EDC – and companies that are active in preserving, protecting or remediating air, water or soil, or helping to mitigate climate change.

Two Nepalese women working at a

Cowater project in Nepal. Cowater used

EDC’s contract and insurance bonding

to increase its working capital in

support of this project.

34      Navigating the Volatility

EDC Annual Report 2015
35

CORPORATE SOCIAL RESPONSIBILITY

Overview of CSR

In 2015, CSR continued to be a critical part of our culture and how we do our work. As a Crown corporation owned by the Government of Canada, we strive to carry out our mandate in a manner that reflects the values of Canadians. This means ensuring that our business is conducted with fairness, integrity, and respect for the law. As an export credit agency, this also means accounting for the environmental and social impacts of the business that we support around the world.

In 2015, we applied our enhanced CSR assessment to more than 400 CSR-flagged transactions to help ensure that business we help facilitate will be conducted in a socially responsible manner and that any associated risks will be properly managed. Our analysis and due diligence of transactions is extensive and backed by technical knowledge and expertise in international standards.

Anti-Corruption Practices

As a party to numerous international agreements aimed at addressing corruption and bribery in business transactions, we have developed processes and safeguards to ensure we do business in an ethical way with foreign buyers who have the same values. If an allegation is brought forward or our research reveals a potential issue, we will conduct enhanced due diligence to gather all of the facts from a company until our team can reasonably determine what risks are involved, whether they can be managed, and potential mitigation and monitoring steps.

We want to ensure our customers understand the risks involved. This past year, Signi Schneider, EDC’s Vice-President of CSR, participated in a video discussion with Deloitte Canada’s Peter Dent to help raise awareness about corruption and what it means for Canadian companies operating internationally.

Environmental Leadership

As an export credit agency, we have a large in-house team that assesses the potential environmental and social impacts of projects that we support in other countries. Our team works closely with companies to review projects, provide guidance, propose risk mitigation plans, and monitor progress against our requirements for the duration of our support. We are committed to ensuring the implementation of international standards, including the International Finance Corporation (IFC) Performance Standards and Equator Principles. Our team also travels to other countries, working on the ground to help check that environmental and social standards are being met.

When we go to the project ourselves, the monitoring is more than what people might think it is. We are going out with the field staff who are doing the fisheries work. We’re tracking the lemurs or characterizing critical areas of habitat where significant orchid species exist. We are walking through the woods, going to where all the water outfalls are. We are seeing all those aspects. That’s critically important to understanding how everything is being implemented.

Chris Pullen, Senior Environmental Advisor,
Export Development Canada on examples of on-the-ground CSR work to assess the impact of resource projects

Top Photo (from left to right):	Chris Pullen, Senior Environmental Advisor, Environmental Advisory Services |
Signi Schneider, Vice-President, Corporate Social Responsibility | Yolanda Banks, Senior Advisor, CSR, Corporate Responsibility

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CORPORATE SOCIAL RESPONSIBILITY

Community Investment

EDC believes in giving back to the communities where we live and work. We do this on three fronts: through our commitment to small business development projects in emerging markets, through our investments in youth education, and through contributions to our charitable giving programs.

Investing in Communities and Small Business Projects

We continue to invest in our partnership with CARE Canada, currently in its seventh year, which sees EDC employees contributing to small business development projects around the world. This partnership allows our employees to enhance important skills such as adaptability, problem solving, and inter-cultural communication while lending their business expertise to CARE offices internationally. To date, 26 employees have taken part, lending their expertise through four-month assignments to CARE’s programming in India, Morocco, Peru, Sri Lanka, Zambia, and Ottawa. In addition to sharing employees’ knowledge and skills, EDC invests $180,000 each year in the partnership.

  The partnership between EDC and CARE gives us the opportunity to step outside our comfort zone, to use our personal and professional tools and apply them in new ways, to new challenges. Not only that, but the ‘Beyond Exports’ program helps us truly understand the need so that we can focus on building capacity and increasing efficiency while promoting long-lasting change.

Andrea Gardella, Economist, Export Development Canada.

Supporting the Future

To help support the next generation of business leaders, EDC awards 30 International Business Scholarships to post-secondary students studying business (may be combined with sustainable management or environmental studies). Since the program’s inception in 2000, EDC has granted 450 scholarships to college and university students across Canada. We also support educational initiatives such as case competitions, which foster a global mindset and better prepare students for careers in international trade.

Charitable Giving

In 2015, EDC supported more than 30 Canadian registered charities with donations totalling $69,500 through our Charitable Donations program, which recognizes the contributions of employees who demonstrate an ongoing commitment as volunteers.

Through our disaster relief program, this past year EDC donated $11,165 to the Humanitarian Coalition to help fund relief efforts following the earthquakes in Nepal. Additionally, in 2015/16 we donated $17,909 to the Ottawa Community Immigrant Services Organization to help Syrian refugee resettlement efforts in Canada. These donations were a direct match to individual employee donations.

We also continue to endorse the United Way Charitable Campaign as a corporate-wide annual fundraising initiative, with $183,710 donated in 2015.

Top Photo (from left to right): Hlima Razkoui, CARE employee | Andrea Gardella, EDC Economist, working at the CARE office in Morocco

EDC Annual Report 2015 37

Investor Relations

EDC is regarded as a premier issuer in global capital markets. Our Treasury team issues debt securities, manages the Corporation’s liquidity, and mitigates its operational, financial, and reputational risks. EDC considers the needs of Canadian exporters when determining in what markets and currencies it will borrow. We try to establish a presence in the markets that show potential to support the current and future growth of Canada’s export community.

Funding

By the end of 2015, EDC had borrowed U.S. $12.7 billion, and we were active with benchmark bond issuances. U.S. Dollar Global benchmarks form a large part of our funding programme and we issued three U.S. $1 billion Global benchmarks (one five-year and two three-year bonds in 2015).

In response to the great market reception for our first Green Bond in 2014, this year we launched our second Green Bond – a U.S. $300 million bond maturing in December 2018 that was primarily sold to investors with a green mandate.

Floating rate notes were also in demand in 2015, and EDC issued a U.S. $1 billion four-year bond and one two-year U.S. $500 million bond.

As our customers transact in many different currencies, EDC issued a 300 million New Zealand Dollar five-year benchmark bond and a new 300 million four-year British Pound benchmark transaction. We were also active in the Australian Dollar market and reopened an existing five-year benchmark bond, increasing it by AUD 350 million to bring the total to AUD 750 million.

In 2015, EDC presented a three-year Chinese Yuan-denominated bond of 800 million Yuan through a sale of 3.53 per cent notes due in February 2018. This was the highlight among EDC’s emerging currency bonds this year. Additionally, in 2015 we worked with the Industrial and Commercial Bank of China (ICBC) to promote the use of Renminbi (RMB) as a currency of settlement in transactions, following the launch of Canada’s RMB trading hub to help boost Canadian exports to China.

EDC also tailored securities to meet investors’ specific needs through private placement transactions denominated in a variety of currencies.

38      Navigating the Volatility

Looking Ahead

In 2016, our plan is to borrow U.S. $10 billion from capital markets. We will continue to monitor our positions to determine the appropriate mix of fixed and floating rate liabilities. Following our customers’ transactional needs, we will look for opportunities to issue public transactions in U.S. Dollars, Australian Dollars, New Zealand Dollars and British Pounds. We anticipate the remaining funding will come from private placements in U.S. Dollars and emerging market currencies.

The volatility in the current market environment, the potential for a U.S. federal funds rate hike, and stricter regulations could impact liquidity and swap spreads in 2016. Late in 2015, we saw U.S. dollar interest rate swap spreads decline into negative territory. This move means that it will cost more to swap our fixed-rate funding into floating rate using the swap market. Therefore, we anticipate our overall floating rate borrowing costs will increase in 2016 as we continue to fund in line with the market.

Based on the projected cash requirements for 2016, we expect the range for commercial paper outstanding to be between U.S. $6 billion and U.S. $8 billion.

Sovereign, Supranational, and Agency (SSA) issuers, including EDC, will face the uncertainty of rising interest rates. This will affect the tenor that investors want and could constrict issuers’ funding options. However, EDC remains confident that it can meet its larger funding requirements as it remains one of the most sought-after names in the SSA market.

Credit Credentials

Our bonds are the full faith and credit obligations of the Government of Canada. The ratings reflect our status as an agent of Her Majesty in Right of Canada and EDC’s 100 per cent ownership by the Government of Canada. While we service our debt from our own resources, our borrowings are the Government of Canada’s full obligations, payable from the Consolidated Revenue Fund (the government’s primary account) ensuring timeliness of payment.

Risk Rating	Domestic		Foreign Currency
	Long-term	Short-term	Long-term	Short-term
Moody’s	Aaa	P-1	Aaa	P-1
S & P	AAA	A-1+	AAA	A-1+
DBRS	AAA	R-1 (high)	AAA	R-1 (high)
JCR	AAA	–	AAA	–

Zero per cent BIS risk weighted according to Basel II guidelines

EDC Annual Report 2015 39

2016 Strategic Objectives

The following is an overview of the business strategy and performance measures of the 2016 – 2020 Corporate Plan[1]. A summary of the Plan is available on www.edc.ca.

The Planning Environment

Canadian companies need to prepare for opportunities on the horizon, as global economic momentum is expected to build from a developing base in 2015. While economic growth in emerging markets has slowed, these markets are still the world’s fastest growing and should remain so throughout the planning period. While the U.S. market is rebounding, Canada needs to be more competitive in all international markets to ensure long-term economic prosperity.

Within this context, EDC is forecasting Canada’s GDP growth to be approximately 2.3 per cent in 2016. Trade and investment will be key drivers for the Canadian economy over the planning period, in part driven by a lower Canadian dollar. Critical to long-term economic success will be growth in the number of small- to medium-sized enterprises (SMEs) engaged in international trade and the ability of Canadian companies to diversify to new markets.

The Business Strategy

EDC’s business strategy for the period of 2016 – 2020 is centred on understanding the barriers to international business for Canadian companies and ensuring that they are aware of, and have access to, the tools they need to thrive. We believe this is a critical step to help Canadian businesses – particularly SMEs – achieve future success in new markets.

Ensuring the future health and prosperity of Canada’s economy through increased trade and investment in global markets is a key priority for the Government of Canada and EDC. We work in collaboration with the Trade Commissioner Service (TCS), other government partners, and the private sector to ensure that our solutions enable Canadian companies to win new business in markets around the world.

The 2016 – 2020 Business Strategy outlines three strategic objectives:

1. Build awareness about the benefits of exporting and EDC to encourage trade growth: We will ensure that Canadian businesses are aware of the benefits of exporting. We will also build awareness of the services EDC and its partners can provide to help Canadian companies become exporters or grow their business overseas.

2. Offer financing, insurance, and bonding solutions to meet the needs of Canadian companies: We will ensure that current and potential exporters have access to products and services that are necessary for them to succeed in international business.

3. Create new trade opportunities and increase diversification: We will find new opportunities for Canadian companies and help them expand beyond traditional markets.

Objective 1: Build awareness

We plan to continue increasing awareness about the benefits of exporting and the services that EDC can offer to Canadian companies of all sizes. The goal is to help more companies take advantage of international opportunities, which will help trade growth and increase Canada’s trade competitiveness.

We will continue to invest in marketing and communications activities to raise awareness of exporting through various channels. We will also work with our partners, such as the TCS and Global Affairs Canada, to build awareness of available tools and information and help promote each other’s services to Canadian companies, especially SMEs.

(1) The 2016-2020 Corporate Plan is pending approval by the Government of Canada.

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Objective 2: Offer a range of solutions

We have a comprehensive suite of products that can help current or future exporters at any stage in their life cycle. Going forward, we will ensure that businesses have access to solutions that cover a full spectrum of export needs. As a result, we continue to transform our business to respond to customer needs, particularly in ensuring fast, simple and predictable services that provide a consistent experience and are accessible from anywhere at any time.

We are now in the process of moving EDC’s credit insurance products from legacy systems to a new platform that will dramatically improve the experience for more than 3,200 current customers. Following this, we will be turning our attention to transforming our financing products in a similar manner. Additionally, we’ve worked hard to support SMEs by stretching our risk appetite in specific areas and taking on more risk through our Export Guarantee Program (EGP).

Objective 3: Create new trade opportunities

To create new opportunities for Canadian businesses, we will leverage our knowledge of international trade issues and opportunities, as well as our connections with foreign buyers. We facilitate these connections through our matchmaking activities. These activities can take many different forms, such as one-on-one meetings between a Canadian exporter and a foreign buyer, as well as events that bring together groups of Canadian and foreign companies with common interests. This can be done at trade shows, through in-market missions, or by arranging cross-Canada visits for foreign firms to meet potential Canadian suppliers.

Based on customer feedback, in 2015 we started to work on Central Connector, a more structured approach to our matchmaking activities. We also made significant progress in updating our customer data to facilitate more effective interactions.

To create trade diversification, we are focusing on both developed and emerging markets. In 2016 and beyond, we are shifting the way we provide service in international markets by moving to a regional hub-and-spoke model. Our hubs will be located in Ottawa, London and Singapore, with our other representations remaining positioned as spokes around the globe.

Corporate Social Responsibility

We meet our international obligations and the expectations of Canadians to act as responsible corporate citizens while ensuring that Canadian businesses continue to succeed internationally. We are subject to legal obligations to ensure that we do not support international activities that are connected to corruption and bribery.

In 2015, our anti-corruption best practices were reviewed by a third party. We are committed to implementing the recommendations from the review and have developed a plan to do so over the next two years. Additionally, we hired a Chief Compliance and Ethics Officer to assist us in strengthening our internal expertise on anti-corruption and bribery obligations.

We are also committed to robust environmental and social risk management processes and standards, and promote Organisation for Economic Co-operation and Development (OECD) guidelines for responsible business conduct to our clients. Looking forward, we will continue to work with Canadian exporters to raise awareness about these risks in international markets.

EDC Annual Report 2015 41

STRATEGIC OBJECTIVES

A Partnership-Preferred Philosophy

In order to help our customers succeed, we work with a variety of private sector partners. This allows us to combine the expertise and risk capacity of EDC with that of the private sector to expand EDC’s flexibility and reach to have a greater impact on more Canadian businesses.

That said, we will operate without partners when it is in the best interest of our customers, by providing financing and insurance solutions when gaps exist or private-sector capacity or risk appetite is limited. We do this with the expectation that our involvement will pave the way for future private-sector involvement, and we strive to create the conditions to facilitate this.

Delivering on our Objectives

For us to achieve benefits for Canadian businesses and contribute significantly to the Government of Canada’s trade agenda, we have in place robust practices for operational management and sustainability that align with the private sector. These include risk management, financial sustainability, and human resources. We also continually look to create additional efficiency and value for the Corporation.

Measuring Success

We track our performance against our strategic objectives, presented in the Business Strategy, through our Corporate Scorecard and the following measures:

Performance Measures	2016 Plan[1]
CUSTOMER - RELATED MEASURE
Net Promoter Score	70.0 – 76.0
BUSINESS MEASURES
Total Business Facilitated ($B)	0 – 3% growth
Business in Emerging Markets ($M)	15 – 20% growth
CDIA Transactions	2 – 7% growth
Partnership Transactions	0 – 2% growth
Small- and Medium-Sized Business Transactions	2 – 7% growth
Number of Small- and Medium-Sized Businesses Served in Emerging Markets	0 – 4% growth
FINANCIAL MEASURES
Productivity Ratio (per cent)	25 – 30

Net Promoter Score

The Net Promoter Score (NPS) is the measure against which we evaluate our customers’ satisfaction and loyalty. NPS measures our reputation and the likelihood that our customers would recommend EDC to business colleagues. For 2016, our target NPS range is 70.0 – 76.0.

(1) The 2016-2020 Corporate Plan is pending approval by the Government of Canada.

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STRATEGIC OBJECTIVES

Total Business Facilitated

This measure provides an order of magnitude of the business Canadian companies carry out with the help of our solutions. We are projecting the business facilitated in our financing and investments program to remain relatively flat with 2015 mainly due to a few large deals in 2015 that are not expected to recur in 2016. Business facilitated in our credit insurance program is projected to grow by two per cent while the remainder of the insurance programs are expected to remain consistent with 2015.

Business in Emerging Markets (BEM)

This measure uses revenue to demonstrate the value we deliver to Canadian companies in emerging markets. Revenue is a comparable measure of value across our insurance and financing programs, providing a more balanced view of our business. Revenue derived from all programs counts towards BEM and is defined as the accounting revenue reported on the Consolidated Statement of Comprehensive Income earned during the calendar year through premiums, fees, and interest on transactions in emerging markets. BEM revenue is calculated by keeping the foreign exchange and LIBOR rates constant with the rates used to set the target. In 2016, we expect growth to be in the 15 to 20 per cent range mainly as a result of using updated rates as at the end of 2015.

Canadian Direct Investment Abroad (CDIA) Transactions

CDIA continues to be critical to the health of the Canadian economy, and supporting CDIA transactions has become an integral part of our core business. In 2016, we expect growth of up to seven per cent (Note: We are changing our measure in 2016 to include Contract Insurance and Bonding (CIB) transactions). We expect this growth to be the result of continued economic recovery in the U.S., the addition of new Account Managers in some regional offices and a focus on expanding our partnerships with bankers.

Partnership Transactions

Our ability to serve Canadian companies is enhanced by partnering with both public- and private-sector players. In 2016, we are forecasting growth of up to two per cent in the number of partnership transactions.

Small- and Medium-Sized Business Transactions

Over the past number of years, we have placed a strong emphasis on supporting SME exporters in both developed and emerging markets. In 2015, this measure was broadened to formally include medium-sized businesses, as well as small. We are anticipating growth of up to seven per cent range for 2016 due to our continued focus on supporting SMEs.

Number of Small- and Medium-Sized Customers Served

in Emerging Markets

In 2015, we introduced a new measure to track the number of SMEs we serve in emerging markets. For 2016, we anticipate growth of up to four per cent as a result of growth in key emerging markets and a relatively soft Canadian dollar.

Productivity Ratio

This measure captures, in aggregate form, how well we use our resources. It is the ratio of administrative expenses to net revenue.

In 2016, our range will be 25 to 30 per cent, which reflects critical investments we are making in some key areas, such as systems infrastructure and enterprise risk management, combined with efficiencies we have been able to achieve in the organization.

EDC Annual Report 2015 43

Board of Directors

Kevin Warn-Schindel, Chairman

Toronto, Ontario

Mr. Warn-Schindel was appointed Chairman of EDC’s Board of Directors in June 2013. Mr. Warn-Schindel is currently a Managing Director at HarbourVest Partners, LLC, a global private investment firm, where he leads the Real Assets investment program. Prior to this, he served 10 years as the Group Head and Managing Director of the OPTrust Private Markets Group, an investment unit of OPTrust. An investment management executive with extensive experience in global capital markets, he has held senior positions with Macquarie Bank Limited, an Australian investment bank, and RBC Capital Markets, the wholesale investment banking arm of the Royal Bank of Canada.

Jacques Boivin

Quebec City, Quebec

Mr. Boivin was appointed to EDC’s Board of Directors in March 2009 and reappointed for a second term in October 2012. A lawyer with Levis, Quebec’s Ksa, avocats, S.E.N.C.R.L., Mr. Boivin specializes in mergers and acquisitions, sales and financing, as well as bankruptcy and insolvency. He has also served as an instructor at the École du Barreau du Québec. Mr. Boivin is a member of the Barreau du Québec, the Canadian Bar Association and INSOL International. In addition to his law practice, Mr. Boivin serves on the Board of the Fondation de l’institut universitaire de cardiologie et de pneumologie de Québec (FIUCPQ), where he serves as the Secretary of their Board and the Chair of their governance committee. He is also a Board member of the Fondation Sourdine as well as the Secretary of their Board and the Chair of their governance committee. The Fondation Sourdine aids the École Oraliste de Québec – the only francophone school of its kind in North America.

Jeff Burghardt

Oakville, Ontario

Mr. Burghardt was first appointed to EDC’s Board of Directors in June 2008. He was reappointed for a second term in March 2012. He has worked in the agricultural industry for more than 30 years, including 13 years as President and Chief Executive Officer of Prince Rupert Grain Ltd. and as Chair of the Northwest Corridor Development Corporation. A leading advocate for his region, Mr. Burghardt has served as an industry advisor to both federal and provincial governments on issues such as transportation, economic development and investment.

Herbert M. Clarke

St. John’s, Newfoundland and Labrador

Mr. Clarke was appointed to EDC’s Board of Directors in 2009, and reappointed for a second term in October 2012. He has substantial experience in areas of public policy and industry/government relationships particularly relating to shipbuilding, marine construction, fish and fish products, and energy. He has held senior executive positions in both the fishing and mining industries and has served as Deputy Minister for several Departments of the Government of Newfoundland and Labrador, including as Clerk of the Executive Council and Secretary to Cabinet. Mr. Clarke has been a member of the Canada-Newfoundland Offshore Petroleum Board, founding Chairman of the Fisheries Resource Conservation Council, Public Review Commissioner for the White Rose Development Application, and Co-Chair for the Joint Review Panel for the Lower Churchill Hydroelectric Generation Project. Mr. Clarke is President of HMC Associates Ltd., a private consulting and investment firm.

Heather J. Culbert

Calgary, Alberta

Ms. Culbert was appointed to EDC’s Board of Directors in March 2015. With over 27 years in the oil and gas sector, Ms. Culbert has held senior management positions at Enerplus Corporation, Cody Energy, Suncor and for clients of her own IT Management Consulting firm. As Senior VP of Corporate Services with Enerplus, she developed significant expertise in all aspects of the oil and gas business, including a specialization in merger and acquisition integration, strategic planning and corporate performance. Ms. Culbert is currently serving on the Board of Governors of the Southern Alberta Institute of Technology and is past Board Chair of the United Way. Ms. Culbert is a graduate of the Southern Alberta Institute of Technology (SAIT) in Computer Technology, a graduate of Queen’s Executive Program and was recently awarded a SAIT Honorary Bachelor of Science Degree. In 2013 she was the recipient of the Doc Seaman Generosity of Spirit Award as an individual philanthropist, in 2005 she was the recipient of the Alberta Centennial Medal for Community Service, and in 2003 she was recognized as SAIT’s Distinguished Alumna.

Lindsay Gordon

Vancouver, British Columbia

Mr. Gordon was appointed to EDC’s Board of Directors in April 2014. Mr. Gordon spent 25 years with HSBC, one of the world’s largest banking and financial services organizations, serving as President and CEO for nine years. Prior to this, he spent 10 years in senior roles with EDC. Mr. Gordon currently serves on a variety of Boards including HSBC France, Clear Seas Centre for Responsible Marine Shipping and CIFAR (the Canadian Institute for Advanced Research). He is also Chancellor of the University of British Columbia (term commenced July 1, 2014), a member of the Business Council of British Columbia Chair’s Forum and Governor and Co-founder of the CHILD Foundation. Mr. Gordon was a past Director for the CD Howe Institute, and was a member of the Canadian Council of Chief Executives. Mr. Gordon was the 2010 recipient of the B’nai Brith Award of Merit for Outstanding Canadians and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. He holds a BA and Master of Business Administration from the University of British Columbia.

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Vik Khurana

Toronto, Ontario

Mr. Khurana was appointed to EDC’s Board of Directors in April 2013. He is the founder and CEO of Silver Bullet Water Treatment Company Ltd. and has interests in other Asia-centric businesses. Prior to becoming an entrepreneur, Mr. Khurana worked with Toronto-Dominion Bank. He has served on the boards of numerous multinational companies and non-profit organizations and is currently a board member of the Asia Pacific Foundation of Canada, Canada Post Community Foundation, and Dean’s Council at the Ted Rogers School of Management. He is also a member of the Canada-India CEO Forum. Mr. Khurana is an Engineering graduate from India and holds a Master of Business Administration from St. Mary’s University in Halifax.

Elliot Lifson

Montreal, Quebec

Mr. Lifson was appointed to EDC’s Board of Directors in March 2012. Mr. Lifson is President of the Canadian Apparel Federation and Vice-Chairman of Peerless Clothing Inc. In addition to his duties with the Federation, he is a member of the Board of the Apparel Manufacturing Institute of Quebec and Director of Manufacturers and Exporters of Quebec. As well, Mr. Lifson is Past Chairman of the Board of the Montreal Board of Trade and he currently sits on the Board in an advisory capacity. Mr. Lifson is also the Division Chair for the apparel sector of the Ministère du Développement Économique, Innovation et Exportation. Mr. Lifson sits on the Boards of many charitable institutions and currently serves as Professor at the Desautels Faculty of Management at McGill University and has received its distinguished teaching award. Mr. Lifson was recently nominated to the Quebec Government Committee, Export Québec and is a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. He is a graduate in Law from the Université de Montréal and a member of the Quebec Bar. He received his Master of Business Administration from the Ivey School of Business, University of Western Ontario.

Robert S. McLeese

Toronto, Ontario

Mr. McLeese was appointed to EDC’s Board of Directors in April 2015. He is the Founder and President of Toronto-based Access Capital Corp., a financial advisory firm specializing in the independent power industry, where he provides strategic and financing advice to buyers and sellers of alternative energy projects. Mr. McLeese is also Chairman and President of ACI Energy, Inc. which owns and operates two waste coal-fueled power plants in the United States. He recently joined the Board of Rand Capital Corporation, is a past Advisory Board member of Fengate Capital and a past Director, Treasurer and past President of APPrO (the Association of Power Producers of Ontario). He is also a past Director of Creststreet Power and Income Fund, co-developer of wind projects in Quebec, Nova Scotia, and Alberta. Mr. McLeese is the recipient of the 2011 Probyn Prize for innovation in sustainable energy finance and a Recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal.

Jason T. Stefanson

Winnipeg, Manitoba

Mr. Stefanson was appointed to EDC’s Board of Directors in May 2014. He is currently Vice Chairman and Managing Director of CIBC World Markets in Western Canada, where he advises public, private and government clients. Previously he was a senior executive at Ensis Capital Corporation, as well as a manager of venture capital funds at Assante Corporation (a wealth management firm) and Canterbury Park Capital, L.P. (a Western Canadian private equity fund). Mr. Stefanson practiced corporate and securities law at Pitblado & Hoskin in Winnipeg, and has served on a number of private company and charitable, community and political boards. Mr. Stefanson attended the University of Manitoba Faculty of Arts, and is a graduate of Osgoode Hall Law School.

Jeffrey Steiner

Toronto, Ontario

Mr. Steiner was appointed to EDC’s Board of Directors in December 2010 and was reappointed in June 2014. He is the founder and CEO of New Franchise Media Inc., a film and television development company. Previously, Mr. Steiner served approximately seven years as President and Chief Executive Officer of the Toronto Economic Development Corporation (TEDCO), and three years as a Board member of the Alcohol and Gaming Commission of Ontario. Mr. Steiner currently serves as Vice-Chair of the Canada-UAE Business Council. He is actively involved in the angel investor community in Ontario and is a member of the Young Presidents’ Organization (YPO/WPO) Ontario Chapter, the Law Society of Upper Canada, and the Institute of Corporate Directors, having earned an ICD.D designation.

Darlene Thibault

Laval, Quebec

Ms. Thibault was first appointed to EDC’s Board of Directors in January 2010 and was reappointed for a second term in February 2013. A Director of Equipment Leasing in the Corporate Finance Division at the Bank of Montreal since June 2015, Ms. Thibault was recruited to help build and launch a new product offering to add to BMO’s range of commercial services. Ms. Thibault was with the Bank of Nova Scotia from 2005 to 2015, with her last role being a Regional Director and Group Lead in the Specialized Financial Services where she managed the leasing portfolios as well as the Immigrant Investor Program for Eastern Canada and Quebec. A graduate from McGill University in the Faculty of Arts, her 20-year career in the financial industry has included positions at HSBC Bank, the Bank of Montreal, Bombardier Capital Ltd., AT&T Capital Canada Inc., and Pitney Bowes Leasing. Ms. Thibault is also a member of the Institute of Corporate Directors.

EDC Annual Report 2015 45

Executive Management Team

Benoit Daignault

President & Chief Executive Officer

Effective February 5, 2014, Benoit Daignault was appointed as President and CEO. Prior to this appointment, Mr. Daignault served as Senior Vice-President, Financing Products for two years, where he led EDC’s various lending practices including Commercial Finance, Corporate & Asset-Backed Lending, Project Finance, as well as the Equity Investment program. Prior to that, he served as EDC’s Senior Vice-President for Business Development. Before joining EDC in 2004, Mr. Daignault spent more than 10 years with General Electric Capital, where he held increasingly senior positions in both Canada and the U.S. Mr. Daignault has a Baccalaureate in Business Administration from l’École des Hautes Études Commerciales in Montreal and is a CFA charterholder. He completed the Proteus program of London Business School and the Senior Executive Program of Columbia University.

Carl Burlock

Senior Vice-President and Global Head, Financing and Investments

Carl Burlock was appointed Senior Vice-President and Global Head, Financing and Investments in May 2014. Since joining EDC in 1997, Mr. Burlock most recently served as Vice-President, Commercial Markets and Small Business where he was responsible for account management and business development activities for Canadian businesses in the commercial and small business segments. He also served as Vice-President of HR Client Services, overseeing a broad portfolio of critical HR functions, Director of EDC’s Extractive and Resources Financing team, as well as various positions within EDC’s industry sector areas. Prior to joining EDC, Mr. Burlock spent nine years as a Mechanical Engineer for Nova Scotia Power Inc., primarily in mechanical design and construction. He holds a Master of Business Administration from Dalhousie University and a Bachelor in Mechanical Engineering from the Technical University of Nova Scotia.

Stephanie Butt Thibodeau

Senior Vice-President, Human Resources

Stephanie Butt Thibodeau was appointed to the role of Senior Vice-President, Human Resources in January 2016. She is responsible for the development of EDC’s people strategy to attract, engage and develop the talented employees who deliver on EDC’s vision and business objectives in support of Canadian trade. Prior to this appointment, Ms. Butt Thibodeau was the Vice President for HR Client Services. She joined EDC in 1995 and has held leadership roles in all of EDC’s core lines of business including financing, insurance and international business development. Ms. Butt Thibodeau holds a Bachelor of Commerce degree from the University of Ottawa and is a CFA charterholder.

Catherine Decarie

Senior Vice-President, Corporate Affairs

As Senior Vice-President, Corporate Affairs, Catherine Decarie takes a leadership role in critical corporate and business advisory functions. Ms. Decarie joined EDC in 2001, having held a number of human resource roles of increasing responsibility. She has been a member of the executive team since 2013, when she was named SVP Human Resources. After earning her B.A. from Mount Allison University, Ms. Decarie pursued an LL.B. from Queen’s University and was called to the Ontario Bar in 1996. She articled with McCarthy Tetrault and has held numerous legal and human resources positions within the Toronto head office of a national retailer. Ms. Decarie is a member of the Law Society of Upper Canada and is a graduate of the Senior Executive Program of Columbia University. She currently sits on the International Program Advisory Committee for Niagara College.

Al Hamdani

Senior Vice-President and Chief Risk Officer, Enterprise Risk Management

Al Hamdani was appointed as Senior Vice-President and Chief Risk Officer in July 2015. In this capacity, Mr. Hamdani oversees EDC’s enterprise risk management activities including credit and market risk management, capital management, and compliance. Prior to this position, Mr. Hamdani served in various senior leadership roles at EDC including Vice-President and Head of EDC’s Risk Management Office overseeing EDC’s credit adjudication, loan portfolio management and capital and market risk management activities as well as Vice-President and Head of EDC’s Structured and Project Finance Group. Before joining EDC in 1999, Mr. Hamdani held positions at CIBC World Markets as well as the Bank of Canada. Mr. Hamdani has a Master of Business Administration degree from the Rotman School of Management, a Bachelor’s Degree in Economics from Carleton University, and is a Chartered Financial Analyst.

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Ken Kember

Senior Vice-President, Finance and Technology, and Chief Financial Officer

Ken Kember was appointed Senior Vice-President, Finance, and Chief Financial Officer in 2009 and in 2016 assumed responsibility of EDC’s Technology Group. Mr. Kember leads the Finance and Technology organization which includes Treasury, Corporate Finance & Control, Loans Services and Corporate Accounts Receivable, Corporate Services, and EDC’s Technology Group, which is responsible for technology solution delivery, support and infrastructure. Mr. Kember has held various positions of increasing responsibility in the Finance Group, and served as Vice-President and Corporate Controller for five years before taking on his current role. Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of PricewaterhouseCoopers in Ottawa. Mr. Kember holds a B.A. and a Master of Accounting degree from the University of Waterloo, and is a Chartered Professional Accountant. He is also a graduate of the Senior Executive Program of Columbia University. Mr. Kember serves on the board of Financial Executives International Canada.

Mairead Lavery

Senior Vice-President, Business Development

Mairead Lavery was appointed as Senior Vice-President, Business Development in December 2014. Ms. Lavery is responsible for EDC’s business origination and client coverage through the network of EDC’s offices and representations in Canada and overseas, across all industry sectors, all product lines and all customer segments. Prior to joining EDC, Ms. Lavery worked at Bombardier for 16 years, where she held increasingly senior positions, managing teams of more than 500 employees. She served as Vice-President Finance and Vice-President Strategy, Business Development and Structured Finance for Bombardier’s Aerospace Group and most recently as Vice-President Transformation and Shared Services. A native of Northern Ireland, Ms. Lavery earned a degree in Management and Accounting from Queen’s University Belfast, and is also a Fellow of the Institute of Chartered Accountants of Ireland.

Derek Layne

Senior Vice-President, Strategy and Innovation

Derek Layne was appointed Senior Vice-President, Strategy and Innovation in 2016, having previously served as Senior Vice-President, Business Solutions and Innovation, since December 2011. In this capacity Mr. Layne is responsible for leading the Corporation’s strategy development and economics. Mr. Layne held various management positions within EDC’s lending practice and served as EDC’s Chief Risk Officer for four years prior to assuming his current role. He has over 20 years of experience in underwriting international financing. Prior to joining EDC in 1992, Mr. Layne worked for an engineering firm. Mr. Layne holds a Bachelor of Mechanical Engineering degree from Carleton University and a Master of Business Administration degree from the University of Western Ontario. He is also a graduate of the Senior Executive Program of Columbia University.

Jim McArdle

Senior Vice-President and Secretary

Jim McArdle was appointed as Senior Vice-President and Secretary in 2015. In this capacity, he is responsible for senior-level government engagement and the operationalization of special files for the Executive Management Team. Mr. McArdle previously served as SVP, Corporate Affairs and Secretary between 2012 and 2015 and SVP, Legal Services and Secretary since 2006. Mr. McArdle joined EDC as a Legal Counsel in 1993 and became Senior Legal Counsel in 1994. He was appointed General Counsel and Senior Assistant Secretary in July 2002. Prior to joining EDC, he was a member of a national Toronto law firm for 10 years and is a graduate of Columbia University’s Senior Executive Program. Mr. McArdle holds a LL.B from the University of Western Ontario.

Clive Witter

Senior Vice-President, Insurance

Clive Witter was appointed as Senior Vice-President, Insurance in May 2012. Mr. Witter has 30 years of experience in finance and insurance, most of it in senior leadership positions. Originally from the United Kingdom, Mr. Witter has also worked in Canada, Ireland, Belgium, and Hong Kong. Prior to joining EDC, he worked for PWC and then AVIVA Composite Insurance Group, one of the world’s largest insurance companies. His most recent position was as Chief Operating Officer, Continental Europe for Willis International, General Insurance Brokers, based in London. A Chartered Accountant, Mr. Witter is a graduate of University College of Swansea, Wales. He also sits on the Board of Directors of the Receivables Insurance Association of Canada.

EDC Annual Report 2015 47

Corporate Governance

Board stewardship and governance

The stewardship of EDC rests with its Board of Directors, which is composed of members experienced in business, finance, investment and risk management. In spring 2015, two new Directors were appointed to EDC’s Board: Heather Culbert and Robert McLeese, replacing Adam Chowaniec and Donald A. MacLeod. This past year, the Board also welcomed and provided its support to Al Hamdani, who was promoted from within EDC to Senior Vice-President of Enterprise Risk Management and Chief Risk Officer.

Each year, the Board provides input to, and approves, EDC’s Corporate Plan. In 2015, the Board discussed several elements of the Plan, as well as EDC’s long-term Corporate Strategy, at its meetings throughout the year, including the annual strategy session. Throughout the year, the Board continued to focus on EDC’s support of Canadian small- and medium-sized enterprises (SMEs) and ensuring that EDC’s offerings meet their business needs. EDC’s strategic objectives also remain a focal point for the Board moving forward: building awareness about the benefits of exporting and EDC to encourage trade growth, offering a range of solutions to meet the needs of Canadian companies, and creating new trade opportunities and increasing diversification.

EDC’s Board and Executive Team ensure that the Corporate Plan is aligned with the Government of Canada’s priorities and continue to engage with EDC’s shareholder.

Board governance review

Governance was a key focus of the Board’s 2015 agenda. This past year marked the completion of a Board Governance review process initiated in 2014 to help ensure strong and modern corporate governance for EDC, as well as excellence and accountability at the Board level. Board members were extensively involved in this review throughout the year, with multiple consultations with the Board Chair and Committee Chairs.

By benchmarking to best practices from both the public and private sectors, this was a successful process that helped validate the strength of EDC’s current governance framework while also identifying some opportunities to further enhance how the Board and its committees function, with an emphasis on their role from a broad strategic perspective. The governance review resulted in an amended Board Charter, as well as amended Terms of Reference for each Committee.

Enterprise risk management

The Board continued to focus on risk management in 2015, particularly in the ongoing development of EDC’s enterprise risk management (ERM) framework to ensure that there is an effective framework, policies and procedures to identify, mitigate and manage the risks EDC takes in helping Canadian companies pursue more international business opportunities. The Board continued to play a significant role in supporting the ongoing planning and implementation of EDC’s ERM buildout, with in-depth discussions during the Board’s annual strategy session in June and regular engagement during all Board meetings. The Board, as well as the Management Team, will continue to be actively engaged to ensure that the ERM buildout has the appropriate and effective governance structure – at all levels of EDC – for a corporate transformation project of this scale.

To help deliver on this critical priority, EDC also added the new position of Chief Compliance and Ethics Officer (CCO) in 2015, with the Board involved in scoping out the functions for this position and new team. Reporting directly to the Risk Management Committee of the Board and the Chief Risk Officer, this position will build out EDC’s compliance function to increase corporate oversight and management of compliance risks across the organization.

New corporate strategy

In 2015, EDC also worked on developing a new Corporate Strategy. In January, a new Vice-President was hired to work with EDC’s senior management on this initiative. Throughout the year, the Executive Team engaged the Board and sought its feedback on the work completed to update and further evolve the Strategy. The Board continues to be involved in the Strategy’s ongoing development and support new initiatives for its implementation.

Travel and hospitality directive

The Board has also been engaged in responding to the previous government’s Directive to Crown Corporations to align with the Treasury Board Directive on Travel, Hospitality, Conference and Event Expenditures, which was issued in July 2015. The Board worked with Management to review the relevant policies in detail and identified some additional areas where further alignment can be achieved. Where it was feasible to make immediate changes, including those impacting the Board of Directors, the changes have been made. While it is still early in the implementation process, EDC expects to be in alignment by June 30, 2016.

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Audit Activities

In 2015, the Board, with the assistance of the Audit Committee and an advisory group of Board members, continued to monitor EDC’s major business transformation, which is focused on technology initiatives and investments. These investments, which include significant changes to EDC’s credit insurance technology, are aimed at improving the ease of doing business for our customers, helping more small businesses in a cost-effective way, as well as ensuring effective IT security.

Public policy objective and legislated mandate

The mandate and powers of EDC are established by statute, which was unchanged in 2015. In 2015, the Board received regular reporting about EDC’s partnership activities with other public and private financial institutions to respond to the needs of Canadian companies.

Corporate Social Responsibility and culture of ethical conduct

EDC’s CSR activities are a critical component of enhancing Canada’s trade performance. The Board was engaged on CSR issues throughout the year, including the implementation of an independent third-party review of EDC’s anti-corruption practices and helping to determine the function and scope of a new CCO. Additionally, one of the Board members participates in EDC’s Corporate Social Responsibility Advisory Council Meetings.

The Board promotes an ethical business culture. EDC Directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in directors’ standing declarations so that transaction documents are withheld from a director who has declared an interest in a party related to that transaction.

Each year, the Board receives a report on employee compliance with EDC’s Code of Conduct, including the Values and Ethics Code for the Public Sector that became part of EDC’s Code of Conduct in 2012. Board members also receive annual “refresher” training to confirm their own understanding and compliance with the requirements of the EDC Code of Conduct that apply to directors, and with the board-specific procedures that regulate conflicts of interest and insider trading. In 2015, this training was given by EDC’s new CCO.

Accountability and operations

EDC’s Board functions independently of management. At each Board and Committee meeting, time is reserved for directors to meet in camera with the CEO only, as well as without management present. The Audit Committee meets in camera in three sessions: with the Office of the Auditor General of Canada, with EDC’s Vice-President and Chief Internal Auditor, and with only independent directors present. The Risk Management Committee holds regular in camera sessions with the Chief Risk Officer.

The roles of EDC’s Chair and President are separate. All Board members, other than the President, are independent of EDC management. To promote transparency, Directors receive agendas and materials for, and are welcome to attend, any committee meetings of which they are not members.

The Board has an effective working relationship with EDC’s management and regularly reviews the allocation of responsibilities. The EDC by-law regulates the proceedings of the Board and establishes matters for which the Board has reserved authority. The Board Charter elaborates on roles and responsibilities in terms of Board stewardship, and provides additional detail on Board proceedings.

Communication with stakeholders

Effective communication between EDC and its key stakeholders, including its shareholder, the Government of Canada, was monitored and facilitated by the Board throughout 2015.

The Board was kept informed of outreach activities that help EDC obtain stakeholder input and feedback, including the meetings of the Industry Stakeholder Panel and the CSR Advisory Council (which one Board member regularly attends as a participant). At formal and informal Board events, experts from various fields were invited to provide their insights, including Minister for International Trade Chrystia Freeland. Directors also met with senior representatives of the Office of the Superintendent of Financial Institutions (OFSI). With Board encouragement, EDC continued to place a priority on partnering. This included initiatives to enhance EDC’s relationships with the TCS as well as Canadian financial institutions, including sister Crown corporations like the Canadian Commercial Corporation (CCC) and the Business Development Bank of Canada (BDC). Additionally, twice a year the Board conducts outreach during its out-of-town meetings in order to interact with local EDC customers, government officials, and other key stakeholders in these communities.

EDC Annual Report 2015 49

CORPORATE GOVERNANCE

The Business Development and Strategy Committee reviewed programs to increase public awareness of EDC and the services it can provide to Canadian businesses, including reviewing the business results and the strategic direction of the programs.

Senior management evaluation and success

The Board’s process for evaluating the performance of the President and Senior Vice-Presidents continued in 2015. The President’s annual performance objectives are set by the Human Resources Committee and are directly related to EDC achieving objectives set out in the Corporate Plan. The Human Resources Committee reviews performance based on these objectives, and makes recommendations to the Board. The Board in turn provides the government with recommendations for their salary and variable pay. The Human Resources Committee also reviews performance and compensation of senior management and certain other positions on an annual basis.

The Board oversees senior management succession. The succession plan developed by management and approved by the Human Resources Committee is used in senior appointments, including one executive vacancy filled in 2015.

Board education and evaluation

Upon joining the Board, new directors receive an orientation through briefings by senior management and through less structured gatherings with seasoned Board members. Every Board and Committee meeting includes in-depth discussions of all aspects of EDC’s business. Directors also attend relevant courses throughout the year to enhance their knowledge in areas related to EDC’s operations.

Committee mandates

The Audit Committee ensures the Board fulfils its mandate in financial matters, as well as in business ethics, internal and external auditor terms of engagement, and monitoring the corporate compliance program. The Audit Committee approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The Audit Committee approves quarterly financial statements for public release. All Audit Committee members are independent of EDC management and committee members include financial experts. The Committee, chaired by Herbert Clarke, held eight meetings. As a result of the Board governance review process, the Audit Committee’s Terms of Reference changed in 2015 and the role of monitoring corporate compliance was shifted to the Risk Management Committee.

The Business Development and Strategy Committee provides direction that strengthens EDC’s ability to meet the ongoing needs of Canadian exporters and investors. The committee monitors the development and approval of the Corporate Plan, recommends the Plan to the Board, oversees management activities in analyzing market conditions and developing responses, and monitors corporate performance against business development plans and related frameworks. The committee reviews sector strategies and new product initiatives, and annually reviews the impact on Canada’s economy of business that EDC facilitates. The Committee, chaired by Jeffrey Steiner, held six meetings. As determined by the governance process review, the name of the Committee and its Terms of Reference were changed to emphasize the Board’s strategic role.

The Executive Committee has the authority to exercise many Board powers and meets only if necessary to deal with urgent matters that arise between Board meetings. A meeting of the Executive Committee was not required in 2015. Kevin Warn-Schindel, as Chair of the Board, chairs the committee.

The Human Resources Committee supports the Board’s oversight of human resources strategic planning and approves the management succession plan, employee and executive compensation, and the measures and targets for the corporate incentive program. It sets objectives and advises the Board on the assessment of the President’s performance and oversees the design, investment strategy, and performance of pension plans for employees. The Committee, chaired by Jeff Burghardt, held eight meetings.

The Nominating and Corporate Governance Committee deals with matters relating to EDC’s governance regime. It has input into the ethics program for directors, selection criteria for appointments of the President and the Chair, profiles of the desirable skillset and experience required of Directors, consideration of Board candidates, and orientation and education programs. It oversees the Board governance survey, monitors relations with management, and reviews the membership and mandates of committees. The Board Chair acts as Chair of this Committee. In 2015, governance matters were elevated for discussion or decision to the full Board. As a result, this Committee did not have any meetings in 2015.

The Risk Management Committee supports the Board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market, and other enterprise risks. The Committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities and oversees the authorizations which EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring Board approval, and monitors compliance with the Environmental Review Directive and EDC’s ethics regime. It receives

50      Navigating the Volatility

CORPORATE GOVERNANCE

updates on portfolio management activities. The Committee, chaired by Darlene Thibault, held six meetings. In 2015, the Committee assumed responsibility for EDC’s new CCO, as well as the role for monitoring corporate compliance from the Audit Committee.

Director Remuneration

Compensation paid to Directors is set by Order-in-Council. The Chair and other independent directors receive an annual retainer for their services, plus a fixed per diem for travel time, and for attending Committee and Board meetings. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines.

›	Chair of the Board: annual retainer of $12,400; $485 per diem

›	Other directors: annual retainer of $6,200; $485 per diem

›	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

Directors are reimbursed for their reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Most Board members serve on three committees. There were 15 Board meetings in 2015 (six regular, nine special) and 28 committee meetings. Meetings convened between regularly scheduled Board sessions are usually held by teleconference. The total remuneration paid to independent directors including the Chair (annual retainers plus per diems) was $258,368 compared to $245,658 in 2014. The total for business travel, promotion and meeting expenses paid to members of the Board plus meeting expenses for the Board and Committees in 2015 was $179,084 compared to $150,682 in 2014 (both figures exclusive of the expenses of the President). The total for the President’s business travel and hospitality expenses in 2015 was $69,279 compared to $65,572 in 2014.

Membership and attendance at meetings of the EDC Board and Board Committees in 2015

	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (6 regular - 2 special)	Business Development and Strategy Committee Meeting (6 regular)	Human Resources Committee Meeting (6 regular - 2 special)	Nominating & Corporate Governance Committee Meeting (0 regular)	Risk Management Committee Meeting (6 regular)	Board of Directors Meeting (6 regular - 9 special)
Boivin, Jacques	$20,022.50	8/8	6/6				15/15
Burghardt, Jeff	$30,510.00	8/8	6/6	8/8			15/15
Chowaniec, Adam[1]	$757.68						0/1
Clarke, Herbert M.	$26,630.00	8/8	6/6				15/15
Culbert, Heather[2]	$15,906.94	5/5		4/4		3/3	10/13
Daignault, Benoit	n/a			8/8		6/6	15/15
Gordon, Lindsay	$18,567.50	6/8		7/8		6/6	9/15
Khurana, Vik	$16,142.50		5/6			5/6	11/15
Lifson, Elliot	$19,052.50		6/6	8/8		6/6	14/15
MacLeod, Donald A.[3]	$4,591.28		1/1	2/2		1/1	3/3
McLeese, Robert S.[4]	$13,972.31	4/5	3/3				11/12
Stefanson, Jason T.	$18,082.50	4/8		5/8		5/6	10/15
Steiner, Jeffrey	$21,522.50		6/6			6/6	12/15
Thibault, Darlene	$26,145.00	8/8	6/6			6/6	13/15
Warn-Schindel, Kevin	$26,465.00			6/8		4/6	15/15

1. A. Chowaniec passed away 13-Feb-2015

2. H. Culbert was appointed to the Board of Directors 26-Mar-2015

3. D. MacLeod was replaced on 23-Apr-2015

4. R. McLeese was appointed to the Board of Directors 23-Apr-2015

EDC Annual Report 2015 51

2015 FINANCIAL REVIEW

Management’s

Discussion and Analysis

Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2015.

All amounts are expressed in Canadian dollars.

Contents
53 Financial Results Overview
69 Risk Management
53 Impact of Foreign Exchange Translation on
70 Risk Management Overview
Financial Results
70 Risk Governance, Oversight and Design
54 Financial Performance
72 Risk Modules
54 Net Financing and Investment Income
72 Financial Risk
56 Insurance Premiums and Insurance
76 Operational Risk Management
Guarantee Fees
77 Strategic Risk Management
56 Other (Income) Expenses
77 Critical Accounting Policies and Estimates
57 Provision for (Reversal of) Credit Losses
77 Change in Accounting Standards
57 Claims-Related Expenses
78 Non-IFRS Performance Measures
57 Administrative Expenses
79 Supplemental Information
58 Financial Condition
Caution regarding forward-looking statements
This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.
58 Statement of Financial Position Summary
58 Corporate Plan Discussion
60 Portfolio Exposures and Credit Quality
60 Concentration of Exposure
61 Financing Portfolio
64 Insurance Portfolio
66 Marketable Securities and Derivative
Instruments
67 Capital Management
68 Off Balance Sheet Arrangements
68 Financial Instruments
52 Navigating the Volatility

Financial Results Overview

In 2015 we saw substantial uncertainty and volatility in three key areas – China, commodity prices and currencies. Amid expectation of monetary policy divergence among central banks in developed economies, the continued ascent of the U.S. dollar further hampered an already challenged Chinese economy. The third quarter saw the end of the Eurozone crisis following the approval of Greece’s third bailout program but also brought on new challenges such as the Chinese stock market crash and surprise currency devaluation. The resulting rise in global financial market volatility and mounting growth concerns sparked by weaker commodity prices and currencies brought pain to emerging economies and commodity exporters. On the geopolitical front, the year closed with events such as the escalation in Syria’s civil war, a mounting refugee crisis in Europe and the shocking terrorist attacks in France, adding further uncertainty to global economic conditions.

For Canada, a robust U.S. economy and a strong U.S. dollar are two key ingredients that traditionally drive Canadian export growth. A depreciating Canadian dollar typically boosts exports with a delay and this trend has taken place amid continued uncertainty and a broad slowdown in global trade. As a result, Canada’s economic and trade performance have been tested, closely mirroring trends in commodity prices, particularly for energy. Following a rough patch over the first half of 2015, an economic rebound early in the third quarter brought hope of a foothold on the recovery path. The recovery proved short-lived, as Canada’s economy and exports were hindered by the renewed slide in the price of oil to a 12-year low, bringing the value of the Canadian dollar down with it.

Canada’s total exports finished the year 0.9% lower than 2014. Despite the heavy drag from energy exports, we did see export growth within the industries that stand to benefit the most from U.S. economic growth and a lower Canadian dollar, such as the exports of consumer goods, automotive products and industrial machinery and equipment. This was evident in our results as the increase in demand for EDC’s financing products was primarily in non-energy and non-commodity industries. In addition, the continued weakening of the Canadian dollar further bolstered EDC’s financial results as the majority of our assets are denominated in U.S. dollars.

While our net revenue from operations increased in 2015, primarily due to growth in our loan portfolio and foreign exchange translation, our net income decreased by $204 million. Downward credit migration in our loan portfolio, primarily in the extractive sector, was the main contributor to the decline in net income as it resulted in a provision charge. In 2014, we experienced upward credit migration and a release of provision. The impact of the provision charge was tempered by additional income in 2015 due to the volatility associated with our financial instruments carried at fair value; the impact of which is included in other (income) expenses.

for the year ended December 31 (in millions of Canadian dollars)	2015	2014
Net financing and investment income	1,337	1,227
Loan guarantee fees	41	36
Net insurance premiums and guarantee fees	194	195
	1,572	1,458
Other (income) expenses	(200)	(76)
Administrative expenses	351	327
Provision for (reversal of) credit losses	437	(39)
Claims-related expenses	59	117
Net income	$925	$1,129

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar weakened throughout 2015 relative to the U.S. dollar resulting in a rate of $0.72 at the end of 2015, compared to $0.86 at the end of 2014. The impact of the weaker dollar is an increase in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the statement of financial position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar averaged $0.78 against the U.S. dollar in 2015 compared to $0.91 for 2014.

Had the Canadian dollar remained stable relative to the U.S. dollar throughout 2015:

›	gross loans receivable would have been $46.1 billion, instead of $53.3 billion, a decrease of 14%;

›	total assets would have been $52.7 billion, instead of $61.0 billion, a decrease of 14%;

›	total business facilitated would have been $93.1 billion, instead of $104.2 billion, a decrease of 11%; and

›	net income would have been $804 million, instead of $925 million, a decrease of 13%.

EDC Annual Report 2015 53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Performance

Net Financing and Investment Income

Loan Revenue

Loan revenue was $1,475 million in 2015, an increase of $236 million from 2014. The total yield on our loan portfolio (both performing and impaired) was 3.09%, down 10 basis points from the previous year.

Performing loan interest revenue was $1,260 million in 2015, an increase of $203 million compared to 2014. The increase is mainly due to the stronger U.S. dollar against the Canadian dollar, as our loans are primarily denominated in U.S. dollars. In addition, we experienced growth in our portfolio due to net loan disbursements of $3,985 million in 2015. Revenue from portfolio growth was tempered by a decrease in our fixed rate yields.

Components of the change in loan revenue from 2014

(in millions of Canadian dollars)	2015
Foreign exchange impact	171

Revenue from portfolio growth	57

Decrease in revenue from lower yield	(25)
Increase in performing loan interest revenue	203

Increase in loan fee revenue	30

Other increases	3
Net change in loan revenue	$236

Yields on our floating rate portfolio increased to 2.27% in 2015 from 2.23% in 2014. Reference rates on our floating rate portfolio increased throughout 2015, contributing to the overall increase in floating rate loan revenue and the higher yield. Our fixed rate portfolio yields decreased to 4.01% from 4.43% due to repayments on older loans with an average yield of 4.94% being replaced by new loans with an average yield of 2.39%. As a result, the overall yield on our performing loan portfolio decreased by 8 basis points to 2.66%.

Loan fee revenue increased by $30 million to $198 million in 2015 mainly due to foreign exchange translation as well as other events, such as loan prepayments, which resulted in the immediate recognition of deferred revenue.

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

54      Navigating the Volatility

Marketable Securities Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements. Our Board approved risk management policies require us to maintain sufficient liquidity to meet a prescribed minimum level based on forecasted cash requirements.

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year. In 2015, marketable securities revenue increased by $15 million to $60 million mainly as a result of foreign exchange translation and higher average balances in the portfolio.

The average marketable securities balance was $6,311 million for 2015, an increase of $1,264 million from 2014. The increase was mainly due to the impact of foreign exchange translation and higher cash requirements to fund our growing loan portfolio.

Our marketable securities portfolio is mainly sensitive to long-term U.S. Treasury rates. As these rates increased in 2015, the yield on our marketable securities portfolio increased from 0.88% in 2014 to 0.94% in 2015.

Components in the change in marketable securities revenue from 2014

(in millions of Canadian dollars)	2015
Foreign exchange impact	8
Impact of volume increase	4
Increase in revenue from yield	3
Net change in marketable securities revenue	$15

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. It also includes the impact of the floating rate currency swaps used to reduce the foreign currency risk related to using our capital to fund U.S. dollar denominated assets. These currency swaps are set up with the objective to offset U.S. dollar assets and liabilities with a U.S. dollar payable component and a Canadian dollar receivable component. This also allows us to hold our marketable securities portfolio, described above, largely in U.S. dollars without taking on foreign exchange risk.

We have been earning revenue on these currency swaps as the Canadian dollar interest rates applicable to the receivable component of these swaps have been higher than the U.S. dollar rates on their payable component.

Interest expense totalled $183 million in 2015, an increase of $113 million from 2014 mainly as a result of increased cost of funds. Our cost of funds increased from 0.20% to 0.40% as we issued our debt at higher rates primarily due to global market conditions. The need to fund some loan disbursements in emerging markets in local currencies where interest rates are much higher and a reduction in the revenue generated from our capital swaps also contributed to the increase.

The net revenue generated by the capital related currency swaps was $45 million in 2015, a reduction of $22 million from 2014; this is due to a decrease in the spread between the Canadian Dollar Offered Rate (CDOR) on the receivable component and the US London Interbank Offered Rate (LIBOR) on the payable component. The spread narrowed as CDOR decreased due to two rate cuts by the Bank of Canada and increases in U.S. LIBOR following rate increase by the U.S. Federal Reserve.

Components of the change in interest expense from 2014

(in millions of Canadian dollars)	2015
Increase in expense from higher cost of funds	69
Decrease in revenue on currency swaps related to our capital	22
Impact of volume increase	11
Foreign exchange impact	11
Net change in interest expense	$113

EDC Annual Report 2015 55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Premiums and Insurance Guarantee Fees

Premium and guarantee fee revenue earned in our insurance programs in 2015 totalled $194 million, consistent with 2014; however, there were fluctuations in revenue within the programs.

Net insurance premiums earned under our financial institutions insurance program totalled $17 million, a decrease of $7 million from 2014. The program experienced a significant decrease in demand in 2015 related to the economic slowdown in China as Canadian financial institutions were able to manage their counterparties within their own limits.

Net insurance premiums earned under our credit insurance program increased slightly in 2015 due to foreign exchange translation. The average credit insurance premium rate has declined since 2011 when higher rates were charged to customers to reflect increased risk associated with their policies that stemmed from the global recession.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

Other (Income) Expenses

Other income was $200 million in 2015 compared to $76 million in 2014. The key components of other income in 2015 were realized and unrealized fair value gains and losses on various financial instruments as well as gains on the sale of aircraft.

We have designated the majority of our loans payable at fair value through profit or loss in order to obtain the same accounting treatment as their related derivatives. In general, these derivatives are entered into to manage interest and foreign exchange rate risks on the related loans payable.

In accordance with International Financial Reporting Standards (IFRS), our loans payable are valued on the basis of our credit rating (AAA) while the related derivatives are valued based on the credit risk of the resulting exposure. During 2015, most rates relevant to the valuation of our loans payable and the related derivatives increased, leading to net realized and unrealized gains of $189 million on our loans payable and net realized and unrealized losses of $97 million on the related derivatives. The gains on our loans payable were greater than the losses on the relatedderivatives since the rates used to value our loans payable increased more than the rates used to value the related derivatives. In contrast, in 2014, most rates relevant to the valuation of our loans payable and the related derivatives decreased, leading to net realized and unrealized losses of $76 million on our loans payable and net realized and unrealized gains of $22 million on the related derivatives.

(in millions of Canadian dollars)	2015	2014
Net realized and unrealized (gain) loss on loans payable designated at fair value through profit or loss	(189)	76
Net realized and unrealized (gain) loss on derivatives related to loans payable	97	(22)
Net realized and unrealized gain on investments at fair value through profit or loss	(51)	(50)
Net realized and unrealized (gain) loss on marketable securities at fair value through profit or loss	13	(26)
Gain on sale of aircraft*	(45)	(53)
Foreign exchange translation (gain) loss	(11)	3
Other	(14)	(4)
Total other (income) expenses	$(200)	$(76)
* Refer to page 106.

In 2015, our investments portfolio experienced realized gains of $66 million (2014 – $15 million) and unrealized losses of $15 million (2014 – gains of $35 million). The realized gains were primarily driven by distributions from our fund investments whereas the unrealized losses stemmed from weaker than anticipated financial performance of our direct investments.

Our marketable securities portfolio is mainly sensitive to long-term U.S. Treasury rates. In 2015, the marketable securities portfolio experienced unrealized losses of $17 million (2014 – gains of $24 million), a reflection of an increase in long-term U.S. Treasury rates during 2015 compared to a decrease in 2014. In addition, as we rebalanced the portfolio to track to the relevant benchmark index, securities bearing higher coupons than prevailing market rates were sold and generated realized gains of $4 million (2014 – $2 million).

56      Navigating the Volatility

Provision for (Reversal of) Credit Losses

In 2015, we recorded a provision for credit losses of $437 million related to our loan portfolio compared to a provision reversal of $39 million in 2014. The loss was primarily due to the addition of a $265 million market overlay to reflect the elevated risk in the extractive sector. In addition we had downward credit migration that occurred mainly in the extractive portfolio. The impact of these two items were tempered by a change in our portfolio composition where the impact of the provision release from loan repayments exceeded the additional provisions required as a result of disbursements and commitments. In comparison, in 2014 we had upward credit migration which resulted in a provision reversal.

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information. Refer to page 63 for further discussion on the market overlay.

Claims-Related Expenses

We paid $143 million in claims in 2015, an increase of $71 million over the prior year. Claims paid in 2015 include $91 million related to losses for buyers in the resources sector in our credit insurance program.

Despite the significant claims activity, total claims-related expenses decreased by $58 million over last year. The actuarial decrease in the net allowance for claims was mainly due to reduced risk in our political risk insurance portfolio and additional reinsurance coverage for large exposures. The impact was tempered by heightened risk in our credit insurance portfolio. The reduction in recoverable insurance claims in 2014 was related to losses in our political risk insurance program.

(in millions of Canadian dollars)	2015	2014
Claims paid	140	62

Claims paid – reinsured policies	3	10

Claims recovered	(15)	(12)

Claims recovered – reinsured policies	–	(1)

Actuarial decrease in the net allowance for claims on insurance	(55)	(9)

(Increase) decrease in recoverable insurance claims	(16)	66

Claims handling expenses	2	1
Total claims-related expenses	$59	$117

Administrative Expenses

Administrative expenses for 2015 totalled $351 million, an increase of $24 million from the prior year. We experienced an increase in human resource costs which were largely driven by higher pension-related costs and normal salary adjustments. The pension increase is primarily due to the lower discount rate used to value the pension obligation.

The Productivity Ratio (PR) captures how well we use our resources. The PR was 22.9% in 2015 compared to 23.3% in 2014, and was more favourable than our targeted range of 25-28% mainly due to realized gains on our investments portfolio and gains on the sale of aircraft.

EDC Annual Report 2015 57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition

Statement of Financial Position Summary

Total Assets were $61.0 billion at the end of 2015, an increase of $12.0 billion, or 24% from 2014. This is mainly due to an increase in our marketable securities and loans receivable.

Cash and Marketable Securities – Cash and marketable securities were $7.7 billion, an increase of $1.1 billion or 18% from 2014 mainly due to foreign exchange translation and large cash receipts at the end of 2015.

Loans Receivable – Loans receivable were $53.1 billion, an increase of $11.6 billion or 28% from 2014 mainly due to foreign exchange translation and net loan disbursements.

Derivative Instruments – Net derivative instruments were in a liability position of $3.1 billion, compared to $1.0 billion for 2014. Year over year, the value of our derivative instruments fluctuate based on changes in underlying interest and foreign exchange rates.

Loans Payable – Loans payable were $46.9 billion compared to $38.0 billion in 2014, an increase of $8.9 billion. The increase is mainly due to foreign exchange translation and net debt issuances which were used to fund net loan disbursements. Our borrowing requirements are largely driven by activity within our loans receivable portfolio.

as at December 31 (in millions of Canadian dollars)	2015	2014
Cash and marketable securities	7,694	6,545

Derivative instruments	350	371

Loans receivable	53,136	41,586

Allowance for losses on loans	(1,715)	(1,163)

Other financing and leasing assets	1,060	912

Other	444	753

Total Assets	$60,969	$49,004

Loans payable	46,909	38,038

Derivative instruments	3,434	1,377

Allowance for losses on loan commitments	113	44

Premium and claims liabilities	688	618

Other liabilities	660	711

Equity	9,165	8,216
Total Liabilities and Equity	$60,969	$49,004

Corporate Plan Discussion1

The following section discusses our 2015 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2015 Corporate Plan and compare actual results to what was expected. Then we look forward to 2016 and provide an explanation of where we anticipate changes from our 2015 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2016 Corporate Plan[1]	2015 Actual Results	2015 Corporate Plan
Net financing and investment income	1,146	1,337	1,148

Insurance premiums and guarantee fees[2]	238	235	237

Other (income) expenses	(76)	(200)	(6)

Administrative expenses	400	351	356

Provision for credit losses	73	437	191

Claims-related expenses	80	59	59
Net income	907	925	785

Other comprehensive income	75	24	154
Comprehensive income	$982	$949	$939
(1) The 2016-2020 Corporate Plan is pending approval by the Government of Canada. (2) Includes loan guarantee fees.

58      Navigating the Volatility

2015 Corporate Plan

Net income for 2015 was $925 million, $140 million higher than the 2015 Corporate Plan net income of $785 million. Items of note are as follows:

›

We recorded a provision for credit losses of $437 million in 2015, $246 million higher than the Corporate Plan mainly due to downward credit migration in our extractive portfolio that was not contemplated at the time the Corporate Plan was prepared.

›

Other income was $194 million higher than the Corporate Plan mainly due to the volatility associated with our financial instruments carried at fair value. Due to the volatility and difficulty in estimating fair value gains or losses on financial instruments, no forecast for these items is included in the Corporate Plan. In addition we realized gains on our investments portfolio and the sale of the aircraft as previously discussed.

›

Net financing and investment income was $189 million higher than the 2015 Corporate Plan mainly due to the impact of a weaker Canadian dollar in relation to the U.S. dollar than was anticipated in the Plan. Lower than planned interest rates impacted interest revenue; however, this was offset by lower interest costs on our debt. Lease revenue was also lower than Plan due to the sale of the majority of our leased aircraft.

›	We recorded pension plan re-measurement gains of $24 million in 2015, $130 million lower than the Corporate Plan as the discount rate was lower than anticipated in the Plan.

2016 Corporate Plan

Net income for 2016 is planned to be $907 million, $18 million less than 2015. Items of note are as follows:

›	Provision for credit losses are projected to be $364 million lower as we have not projected the same level of downward credit migration in 2016.
›	We are projecting other income of $76 million compared to $200 million in 2015. The variance is largely due to the volatility associated with our financial instruments carried at fair value.
›	Net financing and investment income is projected to be $191 million lower than 2015 as a result of several factors:
	›	lower revenue generated on our capital related currency swaps;
	›	foreign exchange translation as the Canadian dollar further weakened after the Plan was prepared; and
	›	additional loan fee revenue in 2015 as a result of prepayments.
›	Administrative expenses are expected to increase in 2016 primarily due to increased human resources and professional services costs related to the following:
	›	investment in the SME space to help these companies go, grow and succeed internationally;
	›	we are investing in a large scale transformation effort to replace and enhance our credit insurance systems and other systems to improve the ease of doing business for our customers; and
	›	we are investing in the build out of our enterprise risk management framework.

Financial Position

as at December 31 (in millions of Canadian dollars)	2016 Corporate Plan*	2015 Actual Results	2015 Corporate Plan
Cash and marketable securities	5,856	7,694	6,148

Derivative instruments	449	350	722

Loans receivable	48,999	53,136	41,857

Allowance for losses on loans	(1,182)	(1,715)	(1,133)

Other financing and leasing assets	948	1,060	1,271

Other assets	615	444	559
Total Assets	$55,685	$60,969	$49,424

Loans payable	43,001	46,909	40,156

Derivative instruments	2,287	3,434	425

Allowance for losses on loan commitments	46	113	43

Premium and claims liabilities	487	688	523

Other liabilities	522	660	452

Equity	9,342	9,165	7,825
Total Liabilities and Equity	$55,685	$60,969	$49,424

* The 2016-2020 Corporate Plan is pending approval by the Government of Canada.

EDC Annual Report 2015 59

MANAGEMENT’S DISCUSSION AND ANALYSIS

2015 Corporate Plan

Loans receivable totalled $53.1 billion at the end of 2015, $11.3 billion higher than Corporate Plan primarily as a result of a weaker Canadian dollar and a higher 2015 opening loans receivable balance than contemplated in the Corporate Plan.

Net derivative instruments were in a liability position of $3.1 billion at the end of 2015 as compared to an asset position of $0.3 billion in the Corporate Plan. The variance was due to changes in underlying interest and foreign exchange rates that were not projected in the Plan.

Loans payable for 2015 were $6.8 billion higher than projected in the Corporate Plan as a result of foreign exchange translation and the funding required for net loan disbursements.

2016 Corporate Plan

The Corporate Plan is projecting loans receivable to be $49.0 billion at the end of 2016, which is $4.1 billion less than the actual December 31, 2015 loans receivable amount. Loans receivable for 2016 were projected using a forecast 2015 loans receivable position as the starting point. At the time of preparing the 2016 Corporate Plan, loans receivable were projected to grow in 2015 by $5.1 billion resulting in loans receivable of $46.7 billion. However, actual results for 2015 were higher than anticipated, mainly due to foreign exchange translation as the Canadian dollar further weakened after the Corporate Plan was prepared. Consequently, it is likely that both loans receivable and net financing and investment income will be higher in 2016 than projected in the Corporate Plan. As mentioned previously, our borrowing requirements are largely driven by activity in our loans receivable portfolio and therefore it is likely that our loans payable will also be higher in 2016.

Portfolio Exposures and Credit Quality

Concentration of Exposure

EDC’s total exposure at the end of 2015 was $113.0 billion, an increase of $18.2 billion from 2014 primarily due to growth in our financing portfolio combined with foreign exchange translation. The majority of the exposure was within the United States (24%) and Canada (22%). By industry, our greatest exposures were within the extractive and transportation sectors.

Exposure by Program

as at December 31
(in millions of Canadian dollars)	2015	2014
Financing portfolio:
Financing assets(1)	54,241	42,555
Commitments and guarantees(2)	26,448	23,177
Total financing portfolio	80,689	65,732
Insurance portfolio
Credit insurance	9,390	8,665
Financial institutions insurance	4,872	3,797
Contract insurance and bonding(3)	8,906	8,379
Political risk insurance	1,396	1,564
Reinsurance ceded(4)	(250)	(250)
Total insurance portfolio	24,314	22,155
Marketable securities and derivative instruments(5)	8,044	6,916
Total exposure	$113,047	$94,803

(1)   Includes gross loans receivable, investments and gross investment in aircraft under finance leases.

(2)   Includes $903 million of investment commitments (2014 – $672 million).

(3)   Includes $8,181 million of insurance guarantees (2014 – $7,284 million).

(4)   Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(5)   Includes cash.

For a detailed breakdown of the major concentrations of total gross exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

60      Navigating the Volatility

Financing Portfolio

Loans Portfolio

We enable Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects and provide financing in order to develop opportunities for procurement from Canadian companies which we refer to as pull facilities. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations, credit default swaps and loan default insurance.

Gross Loans Receivable

Gross loans receivable totalled $53,326 million at the end of 2015, an increase of $11,535 million or 28% from 2014. The growth was primarily due to foreign exchange translation and net loan disbursements. The weaker Canadian dollar throughout 2015 increased gross loans receivable by $7,424 million, with the majority of this attributed to loans denominated in U.S. dollars. Net loan disbursements were $3,985 million for the year, which can be attributed to large net disbursements in the extractive and aerospace sectors.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2015, impaired gross loans receivable totalled $943 million, an increase of $283 million from the end of 2014 mainly due to new impairments in the extractive sector. Overall, impaired loans as a percentage of total gross loans receivable increased to 1.77% in 2015 from 1.58% in 2014.

Note 6 in the consolidated financial statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees
(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer	2015 Exposure		2014 Exposure
Industry					$	%	$	%
Extractive*	18,310	9,756	292	(2,003)	26,355	34	23,167	37
Aerospace	13,752	2,452	111	(176)	16,139	22	14,786	24
Surface transportation	5,196	2,995	624	–	8,815	11	6,327	10
Information and communication technology	4,946	3,609	183	(365)	8,373	11	7,654	12
Financial institutions	3,797	865	10	2,385	7,057	9	3,230	5
Infrastructure and environment	3,744	2,540	258	–	6,542	8	4,364	7
Light manufacturing	1,453	679	437	–	2,569	3	1,938	3
Resources	916	434	165	–	1,515	2	1,400	2
Total	$52,114	$23,330	$2,080	$(159)	$77,365	100	$62,866	100

* Includes both oil and gas and mining sub-sectors.

The increase in the commercial loans portfolio is mainly due to foreign exchange translation. Within the extractive sector, oil and gas companies with a strong financial position, took advantage of continued low interest rates to refinance existing facilities. In order to manage our concentration risk in the extractive sector, we enter into unfunded loan participation and loan default insurance agreements with financial institutions and sovereign entities, thereby transferring exposure from the extractive sector to the financial institutions sector and sovereign entities. These risk transfer activities contributed to the increased exposure in the financial institutions sector.

EDC Annual Report 2015 61

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2015, investment grade exposure accounted for 58% (2014 – 59%). The largest concentrations of commercial investment grade exposure are within the extractive (35%), surface transportation (16%), information and communication technology (13%) and financial institution sectors (13%).

Our top five counterparty exposures were within the extractive and aerospace sectors, which collectively represented $8,576 million, or 11%, of the total commercial exposure. Three of these counterparties are in the extractive sector with a total exposure of $5,078 million and two are in the aerospace sector with a total exposure of $3,498 million. From a geographic perspective these exposures resided with two U.S., one Mexican, and two Brazilian counterparties. After considering collateral and other risk mitigation techniques, our exposure to these counterparties represents $5,382 million.

Sovereign Loans, Loan Commitments and Loan Guarantees
(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer	2015 Exposure		2014 Exposure
Country					$	%	$	%
Serbia	305	–	–	–	305	20	286	20
Ukraine	270	–	–	–	270	18	283	20
Indonesia	235	–	–	–	235	16	233	16
Uruguay	–	–	105	–	105	7	99	7
Rwanda	86	–	–	–	86	6	58	4
Argentina	77	–	–	–	77	5	71	5
Pakistan	74	–	–	–	74	5	66	5
Côte d’Ivoire	25	28	–	–	53	3	–	–
China	25	–	–	–	25	2	35	2
Other	115	–	2	159	276	18	299	21
Total	$1,212	$28	$107	$159	$1,506	100	$1,430	100

Sovereign exposure includes 64% of non-investment grade exposure (2014 – 63%).
Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The total allowance for losses on loans, loan commitments and loan guarantees was $1,931 million at the end of 2015 an increase of $623 million from the 2014 allowance.
The key components impacting the allowance in 2015 were as follows:
›	negative credit migration – increase of $551 million, includes market overlay in the extractive sector of $265 million;
›	weakening of the Canadian dollar relative to the U.S. dollar – increase of $221 million;
›	change in portfolio composition – reduction of $114 million; and
›	write-off of impaired loans (net of recoveries) – reduction of $35 million.
Components of the Allowance

(in millions of Canadian dollars)	2015	2014
Base allowance	1,056	908
Market overlay – extractive	265	–
Counterparty concentration	45	37
Total collective allowance	1,366	945
Allowance for individually impaired loans, loan commitments and loan guarantees	565	363
Total allowance for losses on loans, loan commitments and loan guarantees	$1,931	$1,308
For a breakdown of the collective allowance for losses on loans, loan commitments and loan guarantees by industry of risk, refer to Table 8 in Supplemental Information.

62      Navigating the Volatility

Base Allowance

We classify our performing exposure into categories based on obligor credit rating, industry of risk for commercial obligors and whether the exposure is secured. For exposures that are secured by collateral or subject to other risk mitigation measures, such as unfunded loan participations and loan default insurance, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs or the amount of risk mitigation as applicable. Based on these exposures we determine the appropriate base allowance. Probability of default and loss given default are estimated based on historical loan loss rates, residual value, expert judgement, management assumption or model-based approaches.

Counterparty Concentration Overlay

A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our equity based on the previous year’s audited financial statements will attract a concentration component calculated on the portion of exposure over the threshold. The allowance on this portion of exposure is calculated on the same basis as the base allowance for that counterparty.

We had a concentration overlay of $45 million, an increase of $8 million from 2014 mainly due to the weakening of the Canadian dollar relative to the U.S. dollar.

Market Overlays

Market overlays are added to our allowance as required to reflect the risk that the impact of recent economic events is not fully captured in current credit ratings. In 2015, we established a $265 million market overlay within three sub-sectors for our extractive portfolio. The three sub-sectors were oil field services, metal mining and coal and oil and gas exploration and production representing $15.2 billion in exposure. The significant challenges that the Chinese economy faced in 2015 resulted in an abrupt decrease of the demand for commodities creating a severe and prolonged downward pressure on commodity prices. As a result, our extractive portfolio experienced downward credit migration in the latter part of the year. In consideration of the elevated risk associated with obligors in this sector and the concern that current credit ratings may not reflect the impact of recent market events we established a market overlay as a component of our collective allowance for the three sub-sectors most affected.

Individual Allowances

We establish allowances for individually impaired loans, loan commitments and loan guarantees to recognize impairment losses. Individual allowances were $565 million at the end of 2015, an increase of $202 million from 2014 due to large impairments in the extractive sector.

Investments

EDC plays a role in helping Canadian companies access capital and financing. We maintain a portfolio of venture capital and private equity investments focused on promising Canadian late-stage start-ups or established small and mid-sized entities to aid these companies in growing and expanding beyond the Canadian border. In addition, we invest offshore with an emphasis on emerging markets where such investments can serve to facilitate the connection of Canadian business activity to international markets. Our investments are made both directly into Canadian businesses and into funds which in turn invest in Canadian or foreign businesses. With the goal of growing Canadian exporters and facilitating foreign business connections, investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

Consistent with our business goal of growing investments, our exposure increased by $390 million to $1,751 million in 2015 largely as a result of new commitments. During the year, we signed an additional $351 million of investment arrangements (2014 – $278 million).

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

Aircraft Under Finance Leases

We have 13 aircraft on long-term lease with one obligor in the aerospace industry in the United States. These aircraft were returned to us as a result of loan defaults by this obligor. Under the terms of a restructuring agreement, these aircraft were subsequently leased back to this obligor and classified as finance leases. Our gross investment in these finance leases is $67 million (2014 – $75 million), and this exposure is investment grade.

EDC Annual Report 2015 63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Portfolio

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance provides coverage to Canadian banks for foreign bank and foreign buyer counterparty risk in trade transactions.

EDC’s bonding products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

As companies diversify their supply and distribution networks and expand into new markets, they are often exposed to political risks that can result in significant losses. This is particularly true of emerging markets, where political events could adversely impact a company’s foreign operations. EDC’s political risk insurance provides peace of mind to companies and their financial intermediaries that, when faced with such risks, their assets will be protected, enabling them to take advantage of export and investment opportunities in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance programs is counted in various ways. Under the credit insurance and financial institutions insurance programs, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated for this program. Within our contract insurance and bonding program, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within our political risk insurance program, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $24,314 million at the end of 2015, compared to the 2014 level of $22,155 million.

Exposure under the credit insurance program totalled $9,390 million at the end of 2015, an increase of 8% compared to 2014, which was mainly the result of foreign exchange fluctuations. The following table provides a breakdown of credit insurance exposure by industry:

(in millions of Canadian dollars)	2015 Exposure		2014 Exposure
Industry	$	%	$	%
Extractive	2,300	25	2,423	28
Resources	2,169	23	1,945	23
Transportation	1,543	16	1,330	15
Light manufacturing	1,534	16	1,361	16
Infrastructure and environment	1,106	12	989	11
Information and communication technology	738	8	617	7
Total	$9,390	100	$8,665	100

The following charts show the exposure by geographic market for our financial institutions and political risk insurance programs:

64 Navigating the Volatility

Claims

The following table provides a breakdown of claims paid by exporter’s insured sector:
(in millions of Canadian dollars)	2015		2014
	$	%	$	%
Resources	98	69	26	36
Infrastructure and environment	22	15	27	37
Light manufacturing	11	8	7	10
Extractive	6	4	2	3
Information and communication technology	5	3	5	7
Transportation	1	1	2	3
Financial institutions	–	–	3	4
Claims paid	143	100	72	100
Claims recovered	(15)		(13)
Net claims paid	$128		$59

Claim payments totalled $143 million in 2015 and were comprised of 665 claims related to losses in 75 countries (2014 – 636 claims in 65 countries). In 2015, the largest concentration of claim payments was made under our credit insurance program for default and insolvency of European buyers mainly in the resources sector.

In 2015, we recovered $17 million in total (2014 – $14 million) of which $2 million was disbursed to exporters (2014 – $1 million).

At the end of 2015, the value of claims requests that were still under consideration was $307 million (2014 – $12 million). This amount includes a large claim submitted in 2015 that is under consideration in the political risk insurance portfolio.

For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.
Premium and Claims Liabilities
Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

At the end of 2015, the premium and claims liabilities were $688 million. The liability net of the reinsurers’ share was $547 million, an increase of $17 million from 2014. The most significant components impacting the net premium and claims liabilities were as follows:

›	foreign exchange translation – increase of $49 million;
›	heightened risk in our credit insurance portfolio mainly due to claims activity in the resources sector – increase of $43 million;
›	reduced risk in our political risk insurance portfolio – decrease of $50 million; and
›	additional reinsurance on large exposures – decrease of $27 million.

Potential claims on insurance policies that we have ceded to reinsurance companies were $141 million compared to $88 million in 2014. As previously mentioned, we augmented our reinsurance coverage to mitigate risk on several large exposures. This amount, recorded as an asset on the consolidated statement of financial position, represents the reinsurers’ share of our premium and claims liabilities and is also included in our premium and claims liabilities. If we were required to pay out a claim on these policies we could recover from the reinsurer depending on the terms of the agreement.

The net premium and claims liabilities as a percentage of the insurance in force was 2.2% in 2015 (2014 – 2.4%).

EDC Annual Report 2015 65

MANAGEMENT’S DISCUSSION AND ANALYSIS

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in blue font. These disclosures form an integral part of our audited Consolidated Financial Statements for the year ended December 31, 2015.

Marketable Securities and Derivative Instruments

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)
	Remaining term to maturity
Credit rating	Under 1 year	1 to 3 years	Over 3 years	2015 Exposure	2014 Exposure

AAA	1,847	1,690	1,996	5,533	4,368

AA+	24	51	–	75	14

AA	–	34	–	34	36

AA-	1,473	–	–	1,473	1,762

A+	92	9	–	101	305

A-	427	–	–	427	24

BBB+*	51	–	–	51	36

Total	$3,914	$1,784	$1,996	$7,694	$6,545

* Represents cash deposits.

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 75).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we often enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2015, $68 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $172 million (2014 – $119 million).

66      Navigating the Volatility

(in millions of Canadian dollars)
	Remaining term to maturity			Gross	Exposure	Collateral	2015 Net	2014 Net
Credit rating	Under 1 year	1 to 3 years	Over 3 years	exposure	netting*	held	exposure	exposure

AA	–	–	1	1	–	–	1	–

AA-	87	19	9	115	(91)	–	24	92

A+	17	118	1	136	(7)	–	129	7

A	11	1	–	12	(4)	–	8	4

A-	–	–	86	86	(8)	(68)	10	16

Total	$115	$138	$97	$350	$(110)	$(68)	$172	$119

*As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors despite a more challenging credit environment.

We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We define capital supply as the sum of total equity and allowances, as determined in accordance with IFRS. We quantify demand for capital arising from credit, market, operational and business risks using methodologies that are generally consistent with Basel III standards. Capital adequacy is determined by comparing supply of capital to demand for capital.

as at December 31 (in millions of Canadian dollars)	2015	2014
Demand for capital
Credit risk	5,844	5,355
Market risk	1,062	1,014
Operational risk	532	460
Total demand for capital	$7,438	$6,829
Supply of capital	$11,549	$9,973
EDC implied solvency rating	AAA	AAA

EDC is in the process of developing a new capital management framework that will include revisiting the capital demand models to improve our estimates. Items under consideration include the introduction of correlation in the modeling of credit risk, redefinition of a business/strategic risk component and a quantification of diversification among risk components. As a result, we did not pay a dividend in 2015.

We measure and report changes to capital supply, capital demand and its implied solvency rating to executive management monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of portfolio migration and other key risk events.

Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. It is EDC’s intention to utilize its capital fully to support its mandate, but in circumstances when it finds itself in a capital surplus position then the Board of Directors considers authorizing a dividend.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

EDC Annual Report 2015 67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for its benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our clients. In accordance with IFRS, those SEs where we are not exposed, or have rights, to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our statement of financial position.

In certain financing transactions, SEs are used to securitize assets and are typically highly debt-leveraged and, in certain circumstances, equity guarantees may also be used. EDC may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 29 for further details.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans and loan guarantees. We may also use a variety of derivative instruments including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps.

In accordance with IFRS, the majority of financial instruments are recognized on the statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, investments at fair value through profit or loss, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 27 provides details of how their fair values are determined.

We use derivatives to manage interest rate risk, foreign exchange risk and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

68      Navigating the Volatility

Enterprise Risk Management

Al Hamdani SENIOR VICE-PRESIDENT AND CHIEF RISK OFFICER, ENTERPRISE RISK MANAGEMENT

“2015 was a milestone year, as we officially moved from planning to execution of a multi-year transformation program aimed at bolstering our enterprise-wide risk management practices. Our investment in proper program planning and cross-corporate engagement allowed us to set priorities across multiple dimensions of financial, operational and strategic risks to execute change while maintaining operations. Some of our initial focus has been on updating key policies and methodologies, investing in the areas of compliance and ethics through the appointment of a senior-level Chief Compliance and Ethics Officer and reviewing key roles and responsibilities as they pertain to ensuring the appropriate risk management governance is in place. From a portfolio perspective, 2015 continued to present a challenging environment given the softness in commodity prices, slowdown in economic growth and continued geopolitical instability, among others. Through these difficult cycles, prudent risk management remains the cornerstone of what enables us to maintain the solvency required to deploy our capital to support the needs of our customers.”

EDC Annual Report 2015 69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management Overview

Our business activities expose us to a wide variety of risks including financial, operational and strategic risks. Our ability to manage these risks is a key competency within the organization, and is supported by a strong risk culture and an effective risk management approach. We manage our risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risks assumed and remain within our risk tolerance.

Our Risk Management practice sets out the major risk categories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. This gives us an overall view of all potential risks faced by EDC; and forms the foundation for appropriate risk oversight processes, communication and reporting.

Risk identification and measurement are important elements of our Risk Management practice. We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to periodic assessment and review for appropriateness and reliability. Through an annual risk survey, involving interviews with management, we are able to identify and proactively address emerging risks and opportunities.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk tolerance and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of severe but plausible economic and market scenarios on our risk profile.

We continue to build upon our risk management foundation. Efforts are currently underway to enhance our risk management infrastructure, processes and capabilities. We believe that the steps we have taken and the initiatives we continue to pursue position us to successfully execute on our business strategy.

Risk Governance, Oversight and Design

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Executive Team, who represent each significant business unit and corporate oversight function, the President and Chief Executive Officer (CEO) and the Board of Directors.

Board and its Committees

Board of Directors

The Board of Directors (the Board) is ultimately responsible for Risk Governance by setting the cultural tone, approving the Risk Appetite Statement and ERM Framework and seeking assurance of the effectiveness of the ERM program. The Board provides oversight and carries out its mandate with respect to risk and capital management through the Risk Management Committee of the Board and the Audit Committee of the Board. The Board maintains overall responsibility for approval of (i) risk management and accounting policies and (ii) our Code of Business Ethics and Code of Conduct and (iii) the Environmental Review Directive. The Board also maintains oversight responsibilities for the management of the credit, market and other enterprise risks of the Corporation, as well as oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility.

Risk Management Committee of the Board

This Committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of the Corporation.

Audit Committee of the Board

This Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

70      Navigating the Volatility

Key Risk Committees

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO, provides management oversight of risk management by determining risk appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management Team has primary responsibility for the management of our risks, standards of integrity and behaviour, financial reporting and internal control systems. The Executive Management team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place and through independent validation by audit.

Management Risk Management Committee

This Committee provides an independent endorsement as to the acceptability of certain credit commitments and acts as the authority for recommending risk policies to the Board for approval and establishing internal risk management policies and procedures.

Asset Liability Management Committee

This Committee acts as authority for recommending Market Risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the Committee ensures that market risk positions are managed within policy limits and addresses such risk practices as diversification requirements and reporting and monitoring of guidelines.

Risk Transfer Committee

This Committee acts as authority to endorse recommendations for certain risk transfer activities for portfolio management purposes.

Investment Committee

This Committee’s mandate is to discuss and endorse investment opportunities and review portfolio reporting and strategy.

Large Exposures Group

This Committee reviews EDC’s exposure to an obligor when a transaction is being considered that would breach one of EDC’s Board or risk management obligor limits. The Committee opines on how we should manage our exposure and provides guidance on hedging the proposed transaction at the time of origination, if required.

Key Risk Management Groups

Enterprise Risk Management Group

The ERM Group is headed by the SVP, Enterprise Risk Management and Chief Risk Officer, and provides independent oversight and governance with respect to risk identification, measurement, control, monitoring and reporting. The ERM Group is also responsible for design, maintenance and evolution of the ERM Framework. The Risk Management Office (RMO) as part of the ERM Group works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with EDC’s risk tolerance and monitors and reports on existing and emerging risks and compliance with EDC’s risk tolerance. The RMO provides a framework for relating risks to capital requirements through capital modeling and stress testing practices and helps determine EDC’s capital adequacy requirements.

Corporate Finance and Control (CFC)

CFC is responsible for financial planning, accounting, financial reporting and cash management. CFC ensures that appropriate controls exist to ensure complete and accurate financial reporting and effective cash management.

Internal Audit (IA)

IA is responsible for evaluating the design and operating effectiveness of internal controls related to the achievement of business objectives pertaining to efficiency and effectiveness of operations, reliability of financial reporting and compliance with laws and regulations. IA evaluates internal controls based on the criteria established in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IA’s work is conducted in accordance with the International Standards for the Professional Practice of Internal Auditing, incorporating Enterprise Risk Management and including input from management. IA reports audit results to management and the Audit Committee.

Business Units

Business units are accountable for management and control of significant risks to which they are exposed. Business units work in partnership with the RMO to ensure that credit and market risks arising from their business are managed within approved limits as set out in risk policies.

EDC Annual Report 2015 71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Modules

EDC’s Risk Management Framework breaks risk down into three broad Risk Modules, expressing the corporation’s risk appetite and tolerance in each of i) Financial Risk, ii) Operational Risk and iii) Strategic Risk. As a financial institution, financial risk is naturally front and centre and as a result the majority of this report covers this area.

Financial Risk

Portfolio Risk Profile

While EDC follows leading risk management practice, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by sector than other financial institutions, most notably in the transportation and extractive sectors which lead Canadian exports.

Despite significant activity with investment grade borrowers in 2015, the vast majority of EDC’s risk profile, as determined by capital demand for credit risk, emanates from the non-investment grade space. As can be seen in the following chart, although only 46% of EDC’s loan portfolio is non-investment grade, 81% of capital demand (credit risk) is attributable to this category of obligor.

As at December 31 (in billions of Canadian dollars)	Notional exposure*	% of total	Demand for capital (credit risk)	% of total	Notional exposure*	% of total	Demand for capital (credit risk)	% of total

Investment grade	40.5	54	0.9	19	36.3	59	0.8	18

Non-investment grade	34.4	46	3.9	81	25.5	41	3.6	82

Total	$74.9	100	$4.8	100	$61.8	100	$4.4	100

*Includes all financing exposure that attracts demand for capital.

EDC’s large exposure concentrations reflect the significance of the transportation and extractive sectors to Canada’s economy and EDC’s mandate to help Canadian exporters. In order to mitigate this risk, EDC carries a large capital base and conducts a stress testing exercise to test its resilience to downside event risk.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement or co-authorization by the RMO or the Management Risk Management Committee. The purpose of endorsement or co-authorization is to ensure that all relevant, tangible risks in the proposed credit commitment have been identified, assessed and mitigated where possible. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether involvement is required by the Management Risk Management Committee or the RMO. All transactions above U.S. $300 million require authorization by the Board. However, this threshold can be reduced to as low as U.S. $200 million for transactions with lower credit quality. Our credit approval process includes early involvement of a senior management committee in the transaction review process and more integrated engagement on transactions between our risk management, underwriting and business development professionals.

Our approval responsibilities are governed by delegated authorities. The Board in effect delegates specific transactional approval authorities to the CEO. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties are analyzed and credit limits are recommended by the Market Risk team in the RMO. Recommended counterparties are endorsed by either the RMO or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

72      Navigating the Volatility

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. All limits are determined based on our capital base and risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning (i) a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one year period and (ii) a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 6 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Specialized teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The Credit Risk Management team within the RMO is responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews, assesses risk ratings and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of insurance and credit derivatives for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities primarily through reinsurance and co-insurance.

Management and Board Reporting

The RMO provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to, a (i) quarterly risk management report, (ii) monthly credit risk policy compliance report, (iii) monthly capital adequacy report and (iv) monthly report detailing our liquidity position. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

EDC Annual Report 2015 73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and procedures, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our Market Risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer, oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market Risk team in the RMO.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change on our net financing and investment income.

Interest Rate Sensitivity

The table below presents the sensitivity of the net financing and investment income and net income to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

Interest Rate Change

(in millions of Canadian dollars)		2015		2014

	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points
Change in net financing and investment income	7	(7)	(6)	6

Change in net income	(93)	133	(62)	124

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a monthly basis to the Asset Liability Management Committee and quarterly basis to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31.

Foreign Exchange Positions against Limit

(in millions of Canadian dollars)	2015	2014
Limit	26	29

Position	8	6

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The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

Canadian Dollar Relative to Other Currencies

(in millions of Canadian dollars)		2015		2014
	Increases by 1%	Decreases by 1%	Increases by 1%	Decreases by 1%
Change in net income	1	(1)	(1)	1

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, credit default swaps, futures and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by diversifying concentrated exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to diversify interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

As at December 31 (in millions of Canadian dollars)			2015			2014
	Positive	Negative	Net	Positive	Negative	Net
Less than 1 year	115	(910)	(795)	156	(206)	(50)

1 – 3 years	138	(1,564)	(1,426)	132	(600)	(468)

Over 3 – 5 years	12	(663)	(651)	11	(439)	(428)

Over 5 years	85	(297)	(212)	72	(132)	(60)
Gross fair value of contracts	$350	$(3,434)	$(3,084)	$371	$(1,377)	$(1,006)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our treasury department is responsible for our liquidity management and the Market Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market Risk team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

›

Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2015, the average balance of cash and marketable securities was $6,430 million.

›

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2015, the average balance of commercial paper was $8,464 million.

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act, Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.

EDC Annual Report 2015 75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt Funding

The Export Development Act places limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of the Corporation. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

Contractual Obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.

We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we entered into, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans as well as unallocated confirmed lines of credit (LOC).

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

The following table provides a summary of our future payments on contractual commitments:

(in millions of Canadian dollars)	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	2015 Total	2014 Total
Long-term debt	9,086	18,915	8,958	2,054	39,013	31,172

Short-term debt	9,897	–	–	–	9,897	8,224

Other long-term payable	9	18	18	15	60	49

Undisbursed loan commitments	19,928	–	–	–	19,928	16,593

Undisbursed investment commitments	16	46	59	782	903	672

Letters of offer accepted and outstanding	3,007	–	–	–	3,007	3,639

Unallocated confirmed LOC	109	–	–	–	109	122

Leases	27	52	57	281	417	453

Purchase obligations	36	13	1	–	50	54
Total	$42,115	$19,044	$9,093	$3,132	$73,384	$60,978

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate management functions (e.g. frameworks, protocols, guidelines, procedures and communication channels) to govern, assess and respond to the risks associated with the effective acquisition, deployment and protection of human, intellectual and physical resources.

We divide operational risk into four broad categories:

›	People: Attracting, retaining, developing and deploying people with the necessary skill-sets and behaviours.
›	Information process and technology: Managing information to conduct and enable business.
›	Legal and compliance: Ensuring legal compliance and policy adherence; and protecting the organization’s rights and interests.
›	Security and protection: Protecting people and assets; and ensuring business continuity.

Exposure to operational risk could affect EDC’s ability to execute on our corporate plan by way of lost opportunity, business interruption and/or damage to our reputation.

EDC has developed specific policies to manage operational risk. Each business segment or corporate function is accountable for ensuring that appropriate guidelines and procedures are established in accordance with the policies that govern their respective areas of responsibility. As well, these leaders are entrusted to manage operational risks on a day-to-day basis. We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, all of this is supplemented by governance frameworks and conventions such as our Corporate Social Responsibility (CSR) practice and Business Continuity Plan.

EDC has identified a list of key operational risks inherent to our business, e.g. change management, data integrity, information security, internal/external fraud, business continuity, etc. EDC has assessed and continues to assess our exposure to these risks. This is done through a number of means including the biennial employee engagement survey and the annual ERM Survey. The employee engagement survey provides us with a mechanism to gather employee input on conditions that enable or inhibit key drivers of performance and the results serve to drive action plans in order to build on our strengths and support corporate values. The annual ERM survey allows us to identify a broad spectrum of risks and facilitates the escalation of concerns to Executive Management and consideration of mitigating action, as appropriate.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

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Strategic Risk Management

Strategic risk arises when an organization fails to read the environment, formulate strategies with sufficient forward vision to ensure ongoing relevance and longevity, develop products and services to address market dynamics and requirements and cascade the strategy throughout the organization. Strategic Risk Management is particularly important for EDC in light of our mandate to support, facilitate and serve to create trade.

We subdivide strategic risk into three overarching themes:

›	External environment: Systematic identification and assessment of external risks and opportunities.
›	Planning: Formulating and communicating corporate direction and objectives.
›	New opportunities and innovation: Assuring organizational capacity to evolve and innovate.

EDC is diligent in attuning itself to the external environment through the work of specialized groups such as Economic and Political Intelligence Centre (EPIC), the Corporate Research Department (CRD) and the Market Strategy team. Our annual environmental scan involves a comprehensive assessment of risks and opportunities. As well, our annual customer survey that drives our net promoter score and our proactive business development practice affords us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our annual planning exercises.

Our CSR practice is built on five pillars: business ethics, the environment, transparency, community investment and organizational climate and plays a central role in our ongoing formulation of business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. In addition our focus on CSR instills the need to be conscientious of the environmental impacts of our business, to act in accordance with the highest ethical standards and invest in our communities and employees.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies can be found in Note 2 of our 2015 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for losses on loans, loan commitments and loan guarantees; recoverable insurance claims; premium and claims liabilities; retirement benefit obligations; and the fair value of financial instruments. Management exercises judgment in the allowance for losses on loans, loan commitments and loan guarantees; premium and claims liabilities; the fair value of financial instruments; structured entities and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 93 of this annual report.

Change in Accounting Standards

The International Accounting Standards Board (IASB) has not issued new standards, interpretations or amendments effective as of January 1, 2015 requiring mandatory adoption that are relevant to EDC. In 2016, the IASB released the new Leases Standard requiring lessees to recognize assets and liabilities for the rights and obligations created by leases. The standard is expected to have a minimal impact on EDC’s financial statements upon implementation in 2019. The IASB is currently working on projects related to insurance contracts and the Disclosure Initiative. Revisions to standards as a result of these ongoing projects could potentially have a significant impact on EDC’s financial statements in future years. Refer to Note 2 of our 2015 consolidated financial statements for further details.

EDC Annual Report 2015 77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses on our long-term debt and derivatives as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational and business risks we have undertaken compared to the existing capital base. See the “Capital Management” section for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance assumed and ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries and estimated recoveries of $97 million (2014 – $38 million) and an increase in actuarial liabilities of $69 million (2014 – $3 million decrease).

The increase in the claims ratio is due to higher net claims incurred than was experienced in the prior year mainly due to updated assumptions used in the actuarial calculation of the premium liabilities as well as an increase in claims paid for 2015. We had claims paid net of recoveries and estimated recoveries of $75 million relating to losses in the resources sector in 2015 as previously discussed.

(in millions of Canadian dollars)	2015	2014
Direct premiums	106	100

Reinsurance assumed	2	3

Reinsurance ceded	(6)	(6)
Net written premium	$102	$97
Direct net claims incurred	165	31

Net claims incurred – reinsurance assumed	1	4
Net claims incurred	$166	$35
Claims ratio	163%	36%

78      Navigating the Volatility

Supplemental Information

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2015	2014	2013	2012	2011
Gross loans receivable:

Average performing floating rate	36,951	29,696	23,801	20,304	18,356

Average performing fixed rate	10,468	8,897	8,198	7,655	8,087
Total average performing gross loans receivable	47,419	38,593	31,999	27,959	26,443

Average carrying value on impaired loans	267	239	584	1,149	241
Total average income earning loan assets	$47,686	$38,832	$32,583	$29,108	$26,684
Loan revenue:

Performing floating rate interest	840	663	579	551	469

Performing fixed rate interest	420	394	394	385	425

Other loan revenue	215	182	201	180	115
Loan revenue	$1,475	$1,239	$1,174	$1,116	$1,009
Yields – performing loans:

Performing floating rate coupon	2.27%	2.23%	2.43%	2.71%	2.56%

Performing fixed rate coupon	4.01%	4.43%	4.81%	5.03%	5.26%
Total performing loan yield	2.66%	2.74%	3.04%	3.35%	3.38%
Total loan yield	3.09%	3.19%	3.60%	3.83%	3.78%

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2015	2014	2013	2012	2011
Average performing loans receivable	47,419	38,593	31,999	27,959	26,443

Average carrying value on impaired loans	267	239	584	1,149	241

Average finance lease assets – aircraft	66	70	77	85	94

Average operating lease assets	–	349	508	169	98

Average marketable securities balance	6,311	5,047	4,000	3,959	3,551

Average investment portfolio balance	787	599	492	433	364
Total average income earning assets	$54,850	$44,897	$37,660	$33,754	$30,791
Financing and investment revenue:

Loan	1,475	1,239	1,174	1,116	1,009

Finance lease	5	5	6	6	7

Operating lease	–	50	55	17	21

Marketable securities	60	45	32	36	46

Investment	8	6	8	5	12
Total financing and investment revenue	1,548	1,345	1,275	1,180	1,095

Interest expense	183	70	30	108	93

Leasing and financing related expenses	28	48	49	33	32
Net financing and investment income*	$1,337	$1,227	$1,196	$1,039	$970
Net finance margin	2.44%	2.73%	3.18%	3.08%	3.15%

*Excludes debt relief.

EDC Annual Report 2015 79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2015	2014	2013	2012	2011
Credit insurance program:

Credit insurance business facilitated	60,175	56,020	56,224	54,087	62,872

Premiums and fees earned prior to ceding reinsurance	110	105	110	114	136
Average credit insurance premium rate	0.18%	0.19%	0.20%	0.21%	0.22%
Financial institutions insurance program:

Financial institutions insurance business facilitated	7,666	11,415	10,630	9,295	13,914

Premiums and fees earned prior to ceding reinsurance	19	25	21	18	32
Average financial institutions insurance premium rate	0.25%	0.22%	0.20%	0.19%	0.23%
Contract insurance and bonding program:

Contract insurance and bonding average exposure	8,728	8,219	8,309	8,303	9,090

Premiums and fees earned	55	52	50	48	58
Average contract insurance and bonding premium rate	0.63%	0.63%	0.60%	0.58%	0.64%
Political risk insurance program:

Political risk insurance average exposure	1,610	1,676	1,602	1,627	1,625

Premiums and fees earned	18	20	19	22	15
Average political risk insurance premium rate	1.12%	1.19%	1.19%	1.35%	0.92%
Loan guarantees:

Loan guarantees average exposure	2,148	2,068	2,081	2,476	2,485

Loan guarantee fees earned	41	36	36	38	32
Average loan guarantee fee rate	1.91%	1.74%	1.73%	1.53%	1.29%

Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2015	2014	2013	2012	2011
Provision for (reversal of) credit losses on:

Loans	381	(15)	43	(263)	162

Loan commitments	61	(6)	(14)	18	(53)

Loan guarantees	(5)	(18)	1	(95)	16
Total provision for (reversal of) credit losses	$437	$(39)	$30	$(340)	$125

80      Navigating the Volatility

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio				Insurance portfolio
(in millions of Canadian	Financing		Commitments and		Credit	Financial institutions	Contract insurance and bonding				Political risk		Reinsurance	Marketable securities and derivative
dollars)	assets	(1)	guarantees	(2)	insurance	insurance	Policies		Guarantees		insurance	(3)	ceded	instruments	(4)	2015 Exposure
Country																$	%
United States	11,493		5,559		4,730	248	49		23		–		–	5,862		27,964	24

Canada	6,580		9,002		292	–	455	(5)	8,105	(6)	–		–	1,028		25,462	22

United Kingdom	3,911		1,701		259	103	–		2		2		–	67		6,045	5

Brazil	3,620		236		564	580	110		–		95		–	–		5,205	4

Mexico	2,502		1,772		322	39	7		–		109		–	–		4,751	4

Australia	3,202		509		296	–	–		–		4		–	495		4,506	4

Chile	2,193		165		39	583	36		–		186		–	–		3,202	3

Germany	1,295		1,088		193	–	1		–		–		–	–		2,577	2

Saudi Arabia	1,659		857		39	–	1		–		4		–	–		2,560	2

India	1,855		376		118	139	4		–		9		–	–		2,501	2

Other(7)	15,931		5,183		2,538	3,180	62		51		5,559		–	592		33,096	28
	54,241		26,448		9,390	4,872	725		8,181		5,968		–	8,044		117,869	100

Country limits in excess of policy limits(3)	–		–		–	–	–		–		(4,572)		–	–		(4,572)	–

Reinsurance ceded(8)	–		–		–	–	–		–		–		(250)	–		(250)	–
Total	$54,241		$26,448		$9,390	$4,872	$725		$8,181		$1,396		$(250)	$8,044		$113,047	100

	Financing portfolio				Insurance portfolio
(in millions of Canadian	Financing		Commitments and		Credit	Financial institutions	Contract insurance and bonding				Political risk		Reinsurance	Marketable securities and derivative
dollars)	assets	(1)	guarantees	(2)	insurance	insurance	Policies		Guarantees		insurance	(3)	ceded	instruments	(4)	2014 Exposure
Country																$	%
United States	9,581		4,592		4,354	160	201		30		–		–	4,370		23,288	23

Canada	4,883		8,307		420	–	620	(5)	7,197	(6)	–		–	1,414		22,841	22

Brazil	3,198		179		354	309	102		–		325		–	–		4,467	4

Mexico	2,507		1,336		257	33	2		–		312		–	–		4,447	4

United Kingdom	1,893		1,525		227	57	–		4		1		–	176		3,883	4

Australia	2,366		82		171	–	1		–		4		–	516		3,140	3

Chile	1,995		138		25	204	30		–		411		–	–		2,803	3

China	998		389		263	401	15		–		587		–	–		2,653	3

India	1,686		216		150	109	6		–		8		–	–		2,175	2

Germany	805		1,163		183	–	2		–		–		–	3		2,156	2

Other(7)	12,643		5,250		2,261	2,524	116		53		7,375		–	437		30,659	30
	42,555		23,177		8,665	3,797	1,095		7,284		9,023		–	6,916		102,512	100

Country limits in excess of policy limits(3)	–		–		–	–	–		–		(7,459)		–	–		(7,459)	–

Reinsurance ceded(8)	–		–		–	–	–		–		–		(250)	–		(250)	–
Total	$42,555		$23,177		$8,665	$3,797	$1,095		$7,284		$1,564		$(250)	$6,916		$94,803	100

(1)	Includes gross loans receivable, investments, gross investment in aircraft under finance leases and the impact of risk transfer transactions.
(2)	Includes $903 million of investment commitments (2014 – $672 million), $109 million of unallocated confirmed lines of credit (2014 – $122 million), $2,187 million of loan guarantees (2014 – $2,108 million) and the impact of risk transfer transactions.
(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $1,396 million (2014 – $1,564 million) for all the policies in the program.
(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(5)	Includes $455 million of surety bond insurance, where the risk rests with the Canadian exporter (2014 – $610 million). A total of 41% of the exports insured in the surety bond program are to the United States (2014 – 39%). The balance represents exports to other countries.
(6)	Includes $7,900 million in performance security guarantees, where the risk rests with the Canadian exporter (2014 – $7,103 million). A total of 61% of the exports insured in the performance security program are to the United States (2014 – 54%). The balance represents exports to other countries.
(7)	Includes 181 countries (2014 – 186) with total exposure ranging from $0.001 million to $2,418 million (2014 – $0.001 million to $1,761 million).
(8)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

EDC Annual Report 2015 81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 6: Concentration of Exposure by Industry

	Financing portfolio				Insurance portfolio
(in millions of Canadian	Financing		Commitments and		Credit	Financial institutions	Contract insurance and bonding		Political risk	Reinsurance	Marketable securities and derivative
dollars)	assets	(1)	guarantees	(2)	insurance	insurance	Policies	Guarantees	insurance	ceded	instruments	(3)	2015 Exposure
Industry													$	%
Commercial:

Extractive	16,454		9,945		2,300	–	37	1,854	462	–	24		31,076	28

Aerospace	13,651		2,556		568	–	37	236	85	–	–		17,133	15

Financial institutions	6,049		1,008		–	4,872	–	–	–	–	2,393		14,322	13

Infrastructure and environment	3,954		3,096		1,106	–	319	5,069	686	–	–		14,230	13

Surface transportation	5,196		3,618		975	–	245	317	57	–	8		10,416	9

Information and communication technology	4,856		3,983		738	–	72	197	81	–	–		9,927	9

Light manufacturing	1,770		1,468		1,534	–	9	188	15	–	–		4,984	4

Resources	940		639		2,169	–	6	320	10	–	–		4,084	4
Total commercial	52,870		26,313		9,390	4,872	725	8,181	1,396	–	2,425		106,172	94

Sovereign	1,371		135		–	–	–	–	–	–	5,619		7,125	6
	54,241		26,448		9,390	4,872	725	8,181	1,396	–	8,044		113,297	100

Reinsurance ceded(4)	–		–		–	–	–	–	–	(250)	–		(250)	–
Total	$54,241		$26,448		$9,390	$4,872	$725	$8,181	$1,396	$(250)	$8,044		$113,047	100

	Financing portfolio						Insurance portfolio
(in millions of Canadian	Financing		Commitments and		Credit	Financial institutions	Contract insurance and bonding		Political risk	Reinsurance	Marketable securities and derivative
dollars)	assets	(1)	guarantees	(2)	insurance	insurance	Policies	Guarantees	insurance	ceded	instruments	(3)	2014 Exposure
Industry													$	%
Commercial:

Extractive	14,451		8,763		2,423	–	79	1,908	478	–	–		28,102	30

Aerospace	11,721		3,139		451	–	201	179	87	–	–		15,778	17

Infrastructure and environment	2,833		1,984		989	–	444	4,184	861	–	–		11,295	12

Financial institutions	2,743		488		–	3,797	–	–	–	–	2,499		9,527	10

Information and communication technology	3,854		4,177		617	–	78	169	87	–	–		8,982	9

Surface transportation	3,634		2,693		879	–	268	432	48	–	–		7,954	8

Light manufacturing	1,198		1,163		1,361	–	20	152	1	–	–		3,895	4

Resources	800		661		1,945	–	5	260	2	–	–		3,673	4
Total commercial	41,234		23,068		8,665	3,797	1,095	7,284	1,564	–	2,499		89,206	94

Sovereign	1,321		109		–	–	–	–	–	–	4,417		5,847	6
	42,555		23,177		8,665	3,797	1,095	7,284	1,564	–	6,916		95,053	100

Reinsurance ceded(4)	–		–		–	–	–	–	–	(250)	–		(250)	–
Total	$42,555		$23,177		$8,665	$3,797	$1,095	$7,284	$1,564	$(250)	$6,916		$94,803	100

(1)	Includes gross loans receivable, investments, gross investment in aircraft under finance leases and the impact of risk transfer transactions.
(2)	Includes $903 million of investment commitments (2014 – $672 million), $109 million of unallocated confirmed lines of credit (2014 – $122 million), $2,187 million of loan guarantees (2014 – $2,108 million) and the impact of risk transfer transactions.
(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

82      Navigating the Volatility

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2015	2014

Commercial

Extractive	429	8

Resources	111	37

Aerospace	107	366

Infrastructure and environment	97	84

Light manufacturing	56	22

Information and communication technology	25	8

Surface transportation	8	8

Financial institutions	–	23
Total commercial	833	556

Sovereign

Argentina	77	71

Cuba	25	25

Iran	8	8
Total sovereign	110	104
Total impaired gross loans receivable	$943	$660

Table 8:	Collective Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	2015			2014
Industry of risk	Provision exposure*	Collective allowance	Collective allowance as a percentage of provision exposure	Provision exposure*	Collective allowance	Collective allowance as a percentage of provision exposure
Commercial:

Aerospace	15,435	329	2.1	13,411	303	2.3

Extractive	22,892	519	2.3	19,962	177	0.9

Information and communication technology	7,045	124	1.8	6,411	97	1.5

Light manufacturing	2,193	99	4.5	1,707	74	4.3

Infrastructure and environment	5,337	69	1.3	3,708	52	1.4

Surface transportation	7,647	57	0.7	5,201	40	0.8

Resources	1,277	26	2.0	1,168	33	2.8

Financial institutions	6,482	24	0.4	2,920	21	0.7
Total commercial	68,308	1,247	1.8	54,488	797	1.5

Sovereign	1,358	119	8.8	1,295	148	11.4
Total	$69,666	$1,366	2.0	$55,783	$945	1.7

* Calculated using factored exposure.

EDC Annual Report 2015 83

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 9: Investments

(in millions of Canadian dollars)	Investments financing	Undisbursed commitments		2015 Exposure		2014 Exposure
Gross exposure			$	%	$	%
Domestic market	356	441	797	46	619	46

Other advanced economies	28	82	110	6	55	4

Emerging markets	464	380	844	48	687	50
Total	$848	$903	$1,751	100	$1,361	100

Table 10: Claims – Size Concentration

(in millions of Canadian dollars)				2015				2014
	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries
$0 – $100,000	10	506	3	253	10	512	3	288

$100,001 – $1 million	38	134	7	24	32	111	8	22

Over $1 million	95	25	5	3	30	13	2	1
Total	$143	665	$15	280	$72	636	$13	311

84      Navigating the Volatility

2015 FINANCIAL REVIEW
Consolidated Financial Statements
Contents
86 Financial Reporting Responsibility
87 Independent Auditor’s Report
88 Consolidated Statement of Financial Position
89 Consolidated Statement of Comprehensive Income
90 Consolidated Statement of Changes in Equity
91 Consolidated Statement of Cash Flows
92 Notes to the Consolidated Financial Statements
92 1. Corporate Mandate
93 2. Summary of Significant Accounting Policies
101 3. Marketable Securities
102 4. Loans Receivable
104 5. Individually Impaired Gross Loans Receivable
105 6. Allowance for Losses on Loans, Loan Commitments and Loan Guarantees
106 7. Investments at Fair Value Through Profit or Loss
106 8. Assets Held-for-Sale
106 9. Net Investment in Aircraft under Finance Leases
107 10. Recoverable Insurance Claims
108 11. Other Assets
108 12. Property, Plant and Equipment
109 13. Intangible Assets
109 14. Building under Finance Lease
110 15. Accounts Payable and Other Credits
110 16. Debt Instruments
111 17. Derivative Instruments
113 18. Debt Instrument Maturities
114 19. Premium and Claims Liabilities
114 20. Financing Commitments
115 21. Contingent Liabilities
116 22. Insurance Risks
122 23. Equity
122 24. Capital Management
123 25. Interest Rate Risk
125 26. Foreign Currency Balances
126 27. Fair Value of Financial Instruments
130 28. Financial Instrument Risks
131 29. Structured Entities
132 30. Loan Revenue
132 31. Marketable Securities Revenue
133 32. Interest Expense
133 33. Leasing and Financing Related Expenses
133 34. Net Insurance Premiums and Guarantee Fees
134 35. Provision for (Reversal of) Credit Losses
134 36. Claims-Related Expenses
134 37. Other (Income) Expenses
135 38. Administrative Expenses
135 39. Retirement Benefit Obligations
141 40. Related Party Transactions
141 41. Canada Account Transactions
EDC Annual Report 2015 85

FINANCIAL REPORTING RESPONSIBILITY

Ken Kember SENIOR VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for losses on loans, loan commitments and loan guarantees, assets held-for-sale, recoverable insurance claims, premium and claims liabilities, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 41 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses his opinion on the consolidated financial statements. His report is presented on the following page.

Ken Kember
Benoit Daignault
PRESIDENT AND CHIEF EXECUTIVE OFFICER	SENIOR VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
March 4, 2016

86      Navigating the Volatility

INDEPENDENT AUDITOR’S REPORT

To the Minister of International Trade

Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of Export Development Canada, which comprise the consolidated statement of financial position as at December 31, 2015, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Export Development Canada as at December 31, 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Report on Other Legal and Regulatory Requirements

As required by the Financial Administration Act, I report that, in my opinion, the accounting principles in International Financial Reporting Standards have been applied, on a basis consistent with that of the preceding year.

Further, in my opinion, the transactions of Export Development Canada and its wholly owned subsidiary that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charter and by-laws of its wholly owned subsidiary, and the directives issued pursuant to section 89 of the Financial Administration Act, described in Note 1 to the consolidated financial statements.

Lissa Lamarche, CPA, CA

PRINCIPAL

FOR THE AUDITOR GENERAL OF CANADA

March 4, 2016

Ottawa, Canada

EDC Annual Report 2015 87

CONSOLIDATED FINANCIAL STATEMENTS

Export Development Canada

Consolidated Statement Of Financial Position

As at (in millions of Canadian dollars)	Notes	Dec. 31, 2015	Dec. 31, 2014
Assets
Cash		438	69
Marketable securities:	3
At fair value through profit or loss		7,256	6,391
At amortized cost		–	85
Derivative instruments	17	350	371
Assets held-for-sale	8	15	364
Loans receivable	4, 5	53,136	41,586
Allowance for losses on loans	6	(1,715)	(1,163)
Investments at fair value through profit or loss	7	848	689
Net investment in aircraft under finance leases	9	64	68
Recoverable insurance claims	10	54	33
Reinsurers’ share of premium and claims liabilities	19	141	88
Other assets	11	110	156
Property, plant and equipment	12	53	56
Intangible assets	13	71	56
Building under finance lease	14	148	155
Total Assets		$60,969	$49,004
Liabilities and Equity
Accounts payable and other credits	15	115	134
Loans payable:	16
Designated at fair value through profit or loss		39,291	32,616
At amortized cost		7,618	5,422
Derivative instruments	17	3,434	1,377
Obligation under finance lease	14	162	166
Retirement benefit obligations	39	225	258
Allowance for losses on loan commitments	6	113	44
Premium and claims liabilities	19	688	618
Loan guarantees	6, 21	158	153
		51,804	40,788
Financing commitments (Note 20) and contingent liabilities (Note 21)

Equity
Share capital	23	1,333	1,333
Retained earnings		7,832	6,883
		9,165	8,216
Total Liabilities and Equity		$60,969	$49,004

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on March 4, 2016.

Herbert M. Clarke	Benoit Daignault
DIRECTOR	DIRECTOR

88      Navigating the Volatility

Export Development Canada

Consolidated Statement Of Comprehensive Income

for the year ended December 31 (in millions of Canadian dollars)	Notes	2015	2014
Financing and investment revenue:
Loan	30	1,475	1,239
Finance lease	9	5	5
Operating lease		–	50
Marketable securities	31	60	45
Investments	7	8	6
Total financing and investment revenue		1,548	1,345
Interest expense	32	183	70
Leasing and financing related expenses	33	28	48
Net Financing and Investment Income		1,337	1,227
Loan Guarantee Fees		41	36
Insurance premiums and guarantee fees		217	209
Reinsurance assumed		7	8
Reinsurance ceded		(30)	(22)
Net Insurance Premiums and Guarantee Fees	34	194	195
Other (Income) Expenses	37	(200)	(76)
Administrative Expenses	38	351	327
Income before Provision and Claims-Related Expenses		1,421	1,207
Provision for (Reversal of) Credit Losses	35	437	(39)
Claims-Related Expenses	36	59	117
Net Income		925	1,129
Other comprehensive income (loss):
Pension plan re-measurement	39	24	(155)
Comprehensive Income		$949	$974

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

EDC Annual Report 2015 89

CONSOLIDATED FINANCIAL STATEMENTS

Export Development Canada

Consolidated Statement Of Changes In Equity

for the year ended December 31 (in millions of Canadian dollars)	Notes	2015	2014

Share Capital	23	1,333	1,333

Retained Earnings

Balance beginning of year		6,883	7,038

Net income		925	1,129

Other comprehensive income (loss)

Pension plan re-measurement		24	(155)

Dividends paid	23	–	(1,129)
Balance end of year		7,832	6,883

Total Equity at End of Year		$9,165	$8,216

The accompanying notes are an integral part of these consolidated financial statements.

90      Navigating the Volatility

Export Development Canada

Consolidated Statement Of Cash Flows

for the year ended December 31 (in millions of Canadian dollars)	2015	2014

Cash Flows from (used in) Operating Activities

Net income	925	1,129

Adjustments to determine net cash from (used in) operating activities

Provision for (reversal of) credit losses	437	(39)

Actuarial change in the net allowance for claims on insurance	(55)	(9)

Depreciation and amortization	31	52

Realized (gains) and losses	(120)	(137)

Changes in operating assets and liabilities

Change in accrued interest and fees receivable	(22)	(59)

Change in fair value of marketable securities	24	(14)

Change in fair value of loans payable	(159)	97

Change in derivative instruments	186	39

Other	(86)	(66)

Loan disbursements	(18,800)	(15,186)

Loan repayments and principal recoveries from loan asset sales	14,990	12,852
Net cash used in operating activities	(2,649)	(1,341)

Cash Flows from (used in) Investing Activities

Disbursements for investments	(209)	(149)

Receipts from investments	194	79

Finance lease repayments	16	14

Purchases of marketable securities at fair value through profit or loss	(70,267)	(52,751)

Sales/maturities of marketable securities at fair value through profit or loss	70,421	50,626

Purchases of marketable securities at amortized cost	(25)	(21)

Sales/maturities of marketable securities at amortized cost	117	20

Proceeds on sale of assets held-for-sale	74	34
Net cash from (used in) investing activities	321	(2,148)

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable – designated at fair value through profit or loss	14,883	7,771

Repayment of long-term loans payable – designated at fair value through profit or loss	(13,312)	(7,910)

Issue of long-term loans payable at amortized cost	1,206	4,032

Repayment of long-term loans payable at amortized cost	(128)	(1,105)

Issue of short-term loans payable – designated at fair value through profit or loss	27,406	24,068

Repayment of short-term loans payable – designated at fair value through profit or loss	(27,306)	(22,361)

Disbursements from sale/maturity of derivative instruments	(158)	(55)

Receipts from sale/maturity of derivative instruments	73	117

Dividend paid	–	(1,129)
Net cash from financing activities	2,664	3,428
Effect of exchange rate changes on cash	33	3

Net increase (decrease) in cash	369	(58)

Cash

Beginning of period	69	127
End of period	$438	$69

Operating Cash Flows from Interest

Cash paid for interest on loans payable	$190	$124

Cash received for interest on currency swaps related to capital	$49	$67

Cash received for interest on loan assets and marketable securities	$1,392	$1,151

The accompanying notes are an integral part of these consolidated financial statements.

EDC Annual Report 2015 91

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

1	Corporate Mandate

Export Development Canada (the “Corporation” or “EDC”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities. In 2014, new regulations came into force which clarify the circumstances in which EDC can provide support within Canada in fulfillment of its mandate.

The Corporation is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade (the “Minister”).

In September 2008, EDC, together with other federal Crown corporations, was given a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. Following its issuance the Corporation implemented the Directive and the President and Chief Executive Officer of EDC notified the Minister in accordance with Subsection 89(6) of the FA Act.

In December 2014, the Governor in Council issued a directive (PC 2014-1381) that requires a number of Crown corporations to implement pension plan reforms. These are intended to ensure that pension plans of Crown corporations provide a 50:50 current service cost-sharing ratio between employee and employer for pension contributions, to be phased in for all members by December 31, 2017. EDC has begun taking action to implement the spirit and intent of these reforms, such as raising the normal age at which an employee can retire with a full pension. EDC has hired a third party to assess and examine the implications of the Directive on our current and future workforce requirements. We have submitted a business case pursuant to an established process to request a deviation from equal cost sharing, given the closure of our Defined Benefit pension plan and introduction of a Defined Contribution pension plan.

In July 2015, the Corporation was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations and to report on the implementation of this directive in the Corporation’s next corporate plan. Our objective is to implement the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies and we expect to be in alignment by June 30, 2016.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary (the “Subsidiary”) under the Canada Business Corporations Act in 1995.

Our earnings and those of our Subsidiary are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital and $45.0 billion which amount may be varied in an Appropriation Act. At the end of December 2015, the amount of these contingent liabilities was $26.5 billion (2014 – $24.3 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2015 is $123.2 billion (2014 – $125.6 billion), against which borrowings amounted to $46.9 billion (2014 – $38.0 billion).

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2	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Corporation is organized and managed as a single business segment. The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

Basis of Consolidation

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiary and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

Application of New and Revised International Financial Reporting Standards

(a) New standards, amendments and interpretations

There were no new standards, interpretations, amendments or improvements issued by the International Accounting Standards Board (IASB) effective January 1, 2015 requiring mandatory adoption that are relevant to EDC.

(b) Standards, amendments and interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. EDC is currently assessing the impact of these standards and amendments on its consolidated financial statements:

IFRS 9 – Financial Instruments – EDC early adopted the classification and measurement requirements of IFRS 9 upon transition to IFRS in 2011. In July 2014, the IASB issued the final version of IFRS 9 which is to be applied retrospectively for reporting periods beginning on or after January 1, 2018. The standard introduces an expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. Changes to the impairment model are highly relevant to EDC and will impact our allowance for losses on loans, loan commitments and loan guarantees.

IFRS 16 – Leases – In January 2016, the IASB released the new Leases Standard requiring lessees to recognize assets and liabilities for the rights and obligations created by leases. The standard is expected to have a minimal impact on EDC’s financial statements and is effective for reporting periods beginning on or after January 1, 2019.

Disclosure Initiative – IAS 1 Amendments – In December 2014, the IASB released a narrow-scope amendment to IAS 1 as part of its long-term initiative to simplify financial statement disclosures. The amendment provides guidance on the application of materiality in the financial statements and removes impediments to judgment when applying IAS 1. The amendment is expected to have a minimal impact on EDC’s financial statements and is effective for reporting periods beginning on or after January 1, 2016.

Other upcoming standards – The IASB is currently working on projects related to insurance contracts and the Disclosure Initiative. Revisions to standards as a result of these ongoing projects could potentially have a significant impact on EDC’s financial statements in future years.

Use of Estimates and Key Judgments

To prepare our financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions, in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed on the following page.

EDC Annual Report 2015 93

CONSOLIDATED FINANCIAL STATEMENTS

Estimates

Note 6 – Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of probable credit losses. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the collective allowance is to provide an estimate of probable incurred losses inherent in the loan portfolio that have not been identified on an individual loan basis. Estimation is inherent in the assessment of probabilities of default, loss severity in the event of default also referred to as loss given default, review of credit quality and the value of any collateral. Management also considers the impact of economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, commitments and guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 8 – Assets Held-for-Sale

Assets held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. At each reporting period, we estimate the recoverable amount of these assets by obtaining market values from an independent appraiser supplemented by additional current market data and other information available to us, less estimated costs to sell.

Note 10 – Recoverable Insurance Claims

When an insurance claim is paid, management estimates any future recovery and records it within recoverable insurance claims. The estimation process is dependent upon our assessment of the future cash flows to be realized through collection efforts made by us, the policyholder or collection agencies. The estimated recoverable amount is reviewed and adjusted on a quarterly basis.

Note 19 – Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance programs and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses management’s assumptions for, among other things, the severity of loss, loss development, frequency of claim and discount rate.

Note 27 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our consolidated statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, recoverable insurance claims, derivative instruments, investments at fair value through profit or loss and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment as they may include inputs that are not based on observable market data. Refer to Note 27 for additional details on the techniques used to value our financial instruments.

Note 39 – Retirement Benefit Obligations

EDC maintains a defined benefit pension plan, a defined contribution plan and other post-retirement benefit plans. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rate of compensation increase, the discount rate, inflation rate and the longevity of plan members.

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Judgments

Note 6 – Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

Management judgment is used to assess the impact of recent events and changes in economic conditions to determine whether a financial asset or group of financial assets is impaired or performing.

Note 19 – Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, loss development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

Note 27 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which are not based on observable market data.

Note 29 – Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Management exercises judgment in determining whether EDC has control of structured entities. When EDC has power over a SE and is exposed, or has rights to variable returns from its involvement with a SE and has the ability to affect those returns through its power over the SE, EDC is considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 39 – Retirement Benefit Obligations

The management assumption with the greatest potential impact on our defined benefit obligation is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

Marketable Securities

We hold marketable securities for liquidity purposes. The size and nature of our marketable securities portfolio are governed by Board approved policies. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. We measure performance for this portfolio against appropriate benchmarks. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the consolidated statement of comprehensive income.

Marketable securities held by our subsidiary are carried at amortized cost, as the business model for managing these instruments is to collect contractual cash flows which represent the payment of principal and interest. Upon initial recognition the securities are recorded at their fair value plus any transaction costs. Subsequently, they are carried at amortized cost using the effective interest method, less any impairment losses. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income.

Loans Receivable

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the consolidated statement of comprehensive income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

EDC Annual Report 2015 95

CONSOLIDATED FINANCIAL STATEMENTS

Loan Guarantees

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any increase in liability relating to loan guarantees is recorded in the consolidated statement of comprehensive income in the provision for (reversal of) credit losses. Guarantee fees received up-front are recognized in the consolidated statement of comprehensive income on a straight-line basis over the life of the guarantee. Guarantee fees that are received in arrears are recognized in the consolidated statement of comprehensive income on an accrual basis.

Impairment of Financial Instruments

Marketable Securities

At the end of each reporting period, for marketable securities at amortized cost, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that we no longer have reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

Loans Receivable

Loans that have been individually assessed to be impaired meet one or more of the following criteria which represent objective evidence of impairment:

›	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest; or
›	for commercial loans, when there are payments overdue of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt.

If there is objective evidence that an impairment loss has occurred on an individual loan, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

When a loan is uncollectible, it is written off against the individual allowance. Such loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan. When restructured loans containing concessions are returned to performing status, their carrying value is adjusted to reflect the original yield of the loan or the weighted average yield in the case of loan consolidations.

Sovereign Loans Receivable

Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable. The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations.

Sovereign loans undergoing debt rescheduling are classified as individually impaired. The resulting agreements provide for the consolidation and deferred repayment of principal and interest maturities at concessional interest rates. While impaired, we reduce the loan’s carrying value by the impact of the interest rescheduled which is included in deferred loan revenue and other credits in Notes 4 and 5. At the time the loan is returned to performing status, the carrying value of the loan is adjusted to reflect the original yield of the loan.

Loan Guarantees

Loan guarantees with impaired obligors are identified using the same criteria on the underlying loan as used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. The amount of any credit loss and any subsequent changes due to the re-evaluation of the obligation are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

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Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of probable credit losses and is based on the incurred loss model. The allowance is determined based on a review of all loans, loan guarantees and commitments and includes both individual and collective allowances.

Allowances on Individually Impaired Loans

The individual allowance is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralized loan asset reflects the cash flows that are expected to result on foreclosure less costs to obtain and sell the collateral whether or not foreclosure is probable.

If, in a subsequent period, the amount of the impairment loss either increases or decreases and the change can be related objectively to an event occurring after the impairment was recognized (such as a change in the obligor’s financial position or a change in the estimate of future cash flows), the previously recognized impairment loss is adjusted through the individual allowance.

The amount of initial impairment loss and any subsequent changes due to the re-evaluation of estimated future cash flows are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

Collective Allowance

A collective allowance is established for losses which we estimate to have occurred but have not yet been individually identified within our portfolio. Performing loans and loan guarantees, as well as loan commitments, are included in the collective assessment. The assessment is based on events that have occurred as of the reporting date and include factors such as business cycle trends and the fair value of collateral. The collective allowance is comprised of a base allowance, calculated using counterparty credit ratings, exposure, loss severity and probability of default factors. The collective allowance may also include concentration and market overlays.

For the base allowance we group our commercial loans, loan commitments and loan guarantees by industry of risk and then by secured and unsecured exposures. Sovereign exposures are classified into one portfolio. We assign credit ratings to our commercial and sovereign obligors using a system of twenty credit ratings (AAA to C-) which are consistent with ratings used by our credit risk management policies. For exposures that are secured by collateral or subject to other risk mitigation measures, such as unfunded loan participations and loan default insurance, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs or the amount of risk mitigation as applicable. Based on these exposures we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories. Default rates are based on an internally developed standard probability of default rate table.

We have a number of significant single name counterparty concentrations as a result of our mandate. A counterparty concentration overlay is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This overlay is applied to counterparties whose exposure exceeds 10% of our equity determined in accordance with the previous year’s audited financial statements.

We determine the collective allowance using various assumptions based upon current counterparty credit ratings. We also assess the extent to which these ratings do not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

The collective allowances for performing loans and individual allowances for impaired loans are shown as a reduction to assets on the consolidated statement of financial position. Collective and individual allowances for loan commitments and loan guarantees are shown as liabilities on the consolidated statement of financial position.

Foreclosed Assets

Assets that are returned to us1 because of default under loan agreements are classified as held-for-use or held-for-sale according to management’s intention. Those classified as held-for-use have been placed under long-term finance leases. Those classified as held-for-sale include aircraft or component parts held-for-sale and are recorded initially at fair value less costs to sell. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses.

(1)	All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

EDC Annual Report 2015 97

CONSOLIDATED FINANCIAL STATEMENTS

Investments at Fair Value Through Profit or Loss

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing related expenses.

Finance Leases

EDC applies IAS 17 – Leases in accounting for finance leases, both where EDC is the lessor or the lessee. A finance lease is a lease which transfers substantially all the risks and rewards of the leased assets on the lessee.

Lessor

Aircraft under finance leases relate to aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed under long-term finance leases. These leases are recorded on the consolidated statement of financial position at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based on independent appraisals and are reviewed periodically. An allowance for impairment is calculated consistent with the methodology used for our secured loan portfolio which is described on page 97.

Finance lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.

Lessee

Our head office building is held under a finance lease. The building has been recorded on our consolidated statement of financial position at its estimated fair value at the inception of the lease. Lease payments are allocated between finance charges and repayment of the obligation under finance lease to achieve a constant rate of interest on the remaining balance of the obligation. The leased building is being depreciated over the most likely lease term of 25 years. The estimated lease period is reviewed periodically.

Finance charges and depreciation expense on the building are recorded as occupancy costs within administrative expenses in the consolidated statement of comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

Intangible Assets

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of amortization for internally developed software and computer software is five years. Amortization is recorded in administrative expenses.

Insurance Premiums

Insurance contracts are those contracts where we have accepted significant insurance risk from the policyholders by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

Recoverable Insurance Claims

Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered. Recoverable insurance claims are reviewed and adjusted on a quarterly basis with any subsequent net gain or loss on recovery credited or charged to claims-related expenses.

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Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (severity of loss, loss development, frequency of claim and discount rates used) relevant to our insurance programs. The liability is comprised of reported claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Any adjustments to the liability are reflected in claims-related expenses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our consolidated statement of financial position include both the deferred premiums and the allowance for claims on insurance.

Reinsurance

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

Deferred Revenue

Deferred loan revenue, which consists of exposure, administration and other upfront loan fees, is included in loans receivable and amortized as a yield increment over the term of the related loan. Guarantee fee revenue and insurance premium revenue are recognized as deferred revenue and are amortized over the term of the related guarantee or insurance policy.

Derivative Instruments

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps.

We use derivatives to manage interest rate risk, foreign exchange risk and credit risk. We also hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our operations largely denominated in U.S. dollars. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Risk Management Office and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the consolidated statement of financial position upon the trade date and are removed from the consolidated statement of financial position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the consolidated statement of cash flows because these swaps are used to manage our funding. We often issue debt in currencies which offer a more advantageous cost of funds. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

EDC Annual Report 2015 99

CONSOLIDATED FINANCIAL STATEMENTS

Loans Payable

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Any fair value gains or losses on initial recognition of our debt or derivatives at Level 3 on the fair value hierarchy are deferred and amortized over the life of the instruments.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

Accounts Payable and Other Credits

Accounts payable and other credits are carried at amortized cost.

Translation of Foreign Currency

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, the functional and presentation currency of the Corporation, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

Retirement Benefit Obligations

We maintain a defined benefit pension plan, a defined contribution plan, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. The defined benefit plan is only available for employees hired prior to January 1, 2012.

The accrued benefit obligations are actuarially determined using the projected unit credit method (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).

Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.

The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Re-measurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are closed to retained earnings.

100      Navigating the Volatility

3	Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss or at amortized cost.

(in millions of Canadian dollars)	Dec. 31, 2015				Dec. 31, 2014
Issued or guaranteed by:	At fair value through profit or loss	At amortized cost Total			At fair value through profit or loss		At amortized cost(1)	Total
U.S. government	4,916	– 4,916			3,812		65	3,877

Financial institutions	1,613	– 1,613			2,059		–	2,059

Other government	681	– 681			501		–	501

Corporate	24	– 24			–		–	–

Canadian government(2)	22	– 22			19		20	39
Total marketable securities	$7,256	$– $7,256			$6,391		$85	$6,476

(1)   Represent securities held by our subsidiary Exinvest Inc. In 2015 a shareholder distribution of $99 million, representing the disposition of  substantially all of the assets of Exinvest Inc., was paid from Exinvest Inc. to EDC.

(2) Canadian government includes federal and provincial governments and Crown corporations.
The following table provides a breakdown of our marketable securities and related derivatives by remaining term to maturity:

(in millions of Canadian dollars)	Dec. 31, 2015				Dec. 31, 2014
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total
At fair value through profit or loss

Short-term instruments	3,325	–	–	3,325	3,372	–	–	3,372

Long-term fixed rate securities	150	1,784	1,997	3,931	36	1,374	1,609	3,019
Total at fair value through profit or loss	3,475	1,784	1,997	7,256	3,408	1,374	1,609	6,391
At amortized cost

Long-term fixed rate securities	–	–	–	–	20	21	44	85
Total marketable securities before derivatives	3,475	1,784	1,997	7,256	3,428	1,395	1,653	6,476

Derivative instruments	–	–	–	–	9	–	–	9
Total marketable securities including derivatives	$3,475	$1,784	$1,997	$7,256	$3,437	$1,395	$1,653	$6,485

EDC Annual Report 2015 101

CONSOLIDATED FINANCIAL STATEMENTS

4	Loans Receivable

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and CDOR for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2015					Dec. 31, 2014
	Floating	Spread	Fixed	Yield to maturity	Total	Floating	Spread	Fixed	Yield to maturity	Total
	$	%	$	%	$	$	%	$	%	$
Performing:

Past due	12	2.26	9	4.00	21	5	5.68	7	3.49	12

2015	–	–	–	–	–	5,398	2.15	1,168	4.95	6,566

2016	7,521	1.68	1,330	4.67	8,851	4,746	1.76	1,092	4.95	5,838

2017	5,121	2.08	1,524	4.46	6,645	4,686	1.84	1,261	4.62	5,947

2018	7,962	1.70	2,042	3.84	10,004	4,288	2.08	1,676	3.95	5,964

2019	7,608	1.90	1,491	4.32	9,099	5,627	1.97	1,209	4.50	6,836

2020	4,183	1.77	1,430	4.08	5,613	1,550	1.99	897	4.54	2,447

2021 – 2025	6,717	2.10	3,385	3.71	10,102	4,177	2.13	2,005	4.26	6,182

2026 and beyond	1,893	2.29	155	4.30	2,048	1,281	2.48	58	4.85	1,339
Performing gross loans receivable	41,017	1.99	11,366	3.93	52,383	31,758	2.08	9,373	4.36	41,131

Impaired (Note 5)	653	5.29	290	3.83	943	409	2.46	251	4.02	660
Gross loans receivable	$41,670		$11,656		$53,326	$32,167		$9,624		$41,791

Accrued interest and fees receivable					200					163

Deferred loan revenue and other credits					(390)					(368)
Loans receivable					$53,136					$41,586

At the end of 2015, the floating rate performing gross loans receivable yield was 2.57% (2014 – 2.42%) with an average term to reset of 81 days (2014 – 98 days).

Sovereign loans represented 3% of total performing gross loans receivable, consistent with 2014.

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2015			Dec. 31, 2014
Country	Performing gross loans receivable	%		Performing gross loans receivable	%
United States	11,080	21	United States	9,357	23

Canada	6,110	12	Canada	4,446	11

Brazil	4,166	8	Brazil	3,717	9

Mexico	3,261	6	Mexico	2,771	7

Australia	3,202	6	Australia	2,366	6

United Kingdom	2,774	5	Chile	2,018	5

Chile	2,221	4	United Kingdom	1,433	3

India	2,034	4	India	1,339	3

Saudi Arabia	1,659	3	Saudi Arabia	1,180	3

United Arab Emirates	1,295	3	China	877	2

Other	14,581	28	Other	11,627	28
Total	$52,383	100		$41,131	100

102      Navigating the Volatility

Our most significant single counterparty gross loans receivable at the end of 2015 were as follows:

›	four commercial airline sector obligors totalling $5,375 million (2014 – three obligors totalling $3,681 million), three located in the United States and one in Denmark;
›	three oil and gas entities totalling $4,278 million (2014 – two entities totalling $2,930 million) located in Brazil, Mexico and Saudi Arabia;
›	$3,754 million with three mining entities (2014 – two entities totalling $2,822 million) located in Brazil, Chile and United Arab Emirates; and
›	two telecommunication companies located in the United Kingdom and the United States for $2,145 million (2014 – two companies totalling $1,801 million).

All of these loans were performing.

In 2015, we sold $177 million in performing loans to various counterparties in which we recovered $175 million and the remaining $2 million was written off. In 2014, we sold $796 million in loans, including $587 million of performing loans, to various counterparties in which we recovered $665 million and the remaining $131 million was written off. The performing loans were sold without recourse and the sales resulted in a net loss of $2 million (2014 – $6 million gain).

The breakdown of our gross loans receivable by credit grade was as follows:

(in millions of Canadian dollars)		Dec. 31, 2015		Dec. 31, 2014
	$	% of total	$	% of total
Investment grade*	28,505	53	22,689	54

Non-investment grade	23,878	45	18,442	44

Individually impaired loans (Note 5)	943	2	660	2
Total gross loans receivable	$53,326	100	$41,791	100

*Investment grade exposure represents obligors with credit ratings of BBB- and above.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2015, 26% of our loans were collateralized mainly by aircraft and rolling stock (2014 – 28%). EDC did not repossess any assets in 2015 (2014 – nil).

Our concentrations of risk are managed by obligor, country and industry sector. The maximum gross loans receivable exposure to any one obligor at the end of 2015 was $1,730 million (2014 – $1,581 million). After consideration of collateral, unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,402 million (2014 – $1,283 million).

A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date. The breakdown of our gross loans receivable that are past due but not impaired was as follows:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Less than 30 days	17	11

30 to 180 days	4	1
Total	$21	$12
The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2015	2014
Balance at beginning of year	41,791	36,549

Disbursements	18,800	15,186

Principal repayments	(14,815)	(12,187)

Principal recoveries from loan asset sales	(175)	(665)

Financing on sale of assets held-for-sale*	321	126

Loans written off	(42)	(165)

Foreign exchange translation	7,424	2,899

Capitalized interest	22	48
Balance at end of year	$53,326	$41,791
* Refer to Note 8.

EDC Annual Report 2015 103

CONSOLIDATED FINANCIAL STATEMENTS

5	Individually Impaired Gross Loans Receivable

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Gross loans receivable

Sovereign	110	104

Commercial	833	556
	943	660

Less: Deferred loan revenue and other credits	42	36

Individual allowance	553	351
Carrying amount of individually impaired loans	$348	$273
The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2015	2014
Balance at beginning of year	660	599

Loans classified as impaired	542	490

Disbursements on loan guarantees called	13	19

Capitalized interest	5	24

Loans reinstated to performing	(255)	(251)

Principal repayments	(96)	(19)

Loans written off	(40)	(158)

Principal recoveries from loan sales	–	(84)

Foreign exchange translation	114	40
Balance at end of year	$943	$660

During the year, impaired loans to 29 commercial borrowers totalling $40 million of principal (2014 – 37 commercial borrowers totalling $158 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. For the five years ended December 2015, cumulative write-offs of impaired loans totalled $737 million, of which 35% occurred in the past three years (2014 – $767 million and 82% in the past three years).

In 2015 we had $255 million of loans return to performing status (2014 – $251 million) of which $251 million related to one obligor (2014 – two obligors totalling $249 million).

In 2015, no impaired loans were sold. In 2014, we sold $209 million in impaired loans to various counterparties in which we recovered $84 million and the remaining $125 million was written off.

Interest income recognized on impaired loans was $9 million in 2015 (2014 – $2 million).

At the end of 2015, impaired loans totalling $37 million (2014 – $300 million) were secured by assets consisting of aircraft with an estimated fair value of $34 million (2014 – $223 million).

104      Navigating the Volatility

Allowance for Losses on Loans, Loan Commitments
6	and Loan Guarantees

The composition of the allowance for losses on loans, loan commitments and loan guarantees was as follows:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Base allowance

Investment grade exposure	125	104

Non-investment grade exposure	931	804
Total base allowance	1,056	908
Counterparty concentration

Investment grade exposure	9	6

Non-investment grade exposure	36	31
Total counterparty concentration	45	37
Market overlay – extractive	265	–
Total collective allowance*	1,366	945

Allowance for individually impaired loans, loan commitments and loan guarantees	565	363
Total allowance for losses on loans, loan commitments and loan guarantees	$1,931	$1,308

* Includes allowance on finance leases of $1 million (2014 – $2 million).

The following table provides a breakdown of our allowance for losses on loans, loan commitments and loan guarantees by commercial and sovereign risk:

(in millions of Canadian dollars)			Dec. 31, 2015			Dec. 31, 2014
	Collective	Individual	Total	Collective	Individual	Total
Commercial	1,247	510	1,757	797	306	1,103

Sovereign	119	55	174	148	57	205
Total allowance	$1,366	$565	$1,931	$945	$363	$1,308
During the year, changes to the allowance for losses on loans, loan commitments and loan guarantees were as follows:

(in millions of Canadian dollars)			2015			2014
	Collective	Individual	Total	Collective	Individual	Total
Allowance for losses on loans

Balance at beginning of year	812	351	1,163	901	345	1,246

Provision for (reversal of) losses on loans	205	176	381	(149)	134	(15)

Write–offs	–	(36)	(36)	–	(152)	(152)

Recovery of amounts written-off in prior years	–	1	1	–	7	7

Foreign exchange translation	145	61	206	60	17	77
Total	1,162	553	1,715	812	351	1,163
Allowance for losses on loan commitments

Balance at beginning of year	44	–	44	42	5	47

Provision for (reversal of) losses on loan commitments	58	3	61	(1)	(5)	(6)

Foreign exchange translation	8	–	8	3	–	3
Total	110	3	113	44	–	44
Allowance for losses on loan guarantees*

Balance at beginning of year	89	12	101	86	29	115

Provision for (reversal of) losses on loan guarantees	(2)	(3)	(5)	–	(18)	(18)

Foreign exchange translation	7	–	7	3	1	4
Total	94	9	103	89	12	101
Total allowance for losses on loans, loan commitments and loan guarantees	$1,366	$565	$1,931	$945	$363	$1,308

* Included in the liability for loan guarantees.

EDC Annual Report 2015 105

CONSOLIDATED FINANCIAL STATEMENTS

The provision for individually impaired loans, loan commitments and loan guarantees for 2015 of $176 million (2014 – $111 million) includes:

›	a charge of $374 million (2014 – $239 million) as a result of new impairments and increases to allowances on existing impaired obligors; and

›

reversals of $198 million (2014 – $128 million) due to changes in the estimated future cash flows or recoveries anticipated from existing impaired obligors as well as obligors reclassified to performing status.

At the end of 2015, the collective and individual allowance for our loans, loan commitments and loan guarantees related to the extractive sector was $729 million (2014 – $193 million), which included a market overlay of $265 million (2014 – nil). During the year, a fundamental shift occurred in the extractive sector as demand for commodities dropped and resulted in a rapid and sustained decline of their prices. In consideration of the elevated risk associated with obligors in the extractive sector and the concern that current credit ratings may not reflect the impact of recent market events we established a market overlay as a component of our collective allowance for this sector based on the limited information available at the time the financial statements were prepared.

7	Investments at Fair Value Through Profit or Loss

(in millions of Canadian dollars)		Dec. 31, 2015		Dec. 31, 2014
	Cost	Fair value	Cost	Fair value
Direct investments
Loans and debt securities	9	5	8	8
Equity interests	108	86	72	63
	117	91	80	71
Fund investments	754	757	615	618
Total investments	$871	$848	$695	$689

Investments revenue was $8 million in 2015 (2014 – $6 million). Unrealized losses of $15 million resulted from the change in fair value of investments in 2015 (2014 – gains of $35 million). In 2015, gains of $53 million from fund investments (2014 – $11 million) and $13 million from direct investments (2014 – $4 million) were realized.

8	Assets Held-for-Sale

Assets in our held-for-sale portfolio represent assets returned to us as a result of a default under loan agreements.

At the beginning of 2015, the portfolio consisted of 8 CRJ200s, 28 Q400s and two engines with a carrying value of $364 million. During the year all 8 CRJ200s were sold for a net gain of $3 million and 27 of the 28 Q400s were sold for a net gain of $42 million, the impact of which is included in other (income) expenses. One Q400 and two engines remain in the portfolio at a carrying value of $15 million.

9	Net Investment in Aircraft under Finance Leases

The following table presents the reconciliation between our gross investment in aircraft under finance leases and the present value of the minimum lease payments receivable:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Total minimum lease payments receivable	20	36

Estimated residual values of leased aircraft	47	39
Gross investment in finance leases	67	75

Unearned income	(3)	(7)
Net investment in finance leases	64	68

Present value of estimated residual values	(44)	(34)
Present value of minimum lease payments receivable	$20	$34
Allowance for losses*	$1	$2

* Included within the allowance for losses on loans, refer to Note 6.

106      Navigating the Volatility

The following table presents minimum lease payments receivable, estimated residual values, gross investment in finance leases, as well as the present value of minimum lease payments receivable:

(in millions of Canadian dollars)				Dec. 31, 2015				Dec. 31, 2014
	Minimum lease payments receivable	Estimated residual values	Gross investment in finance leases	Present value of minimum lease payments receivable	Minimum lease payments receivable	Estimated residual values	Gross investment in finance leases	Present value of minimum lease payments receivable
2015	–	–	–	–	19	–	19	18

2016	16	29	45	16	14	24	38	14

2017	4	18	22	4	3	15	18	2
Total	$20	$47	$67	$20	$36	$39	$75	$34

Finance lease revenue for the year was $5 million (2014 – $5 million). At the end of 2015, 13 aircraft were subject to finance leases with one airline, consistent with 2014. The remaining lease terms range from 4 to 23 months.

10	Recoverable Insurance Claims

During the year, changes to recoverable insurance claims were as follows:

(in millions of Canadian dollars)	2015	2014
Balance at beginning of year	33	96

Claims paid	140	62

Claims paid – reinsured policies	3	10

Claims recovered	(15)	(12)

Claims recovered – reinsured policies	–	(1)

Change in recoverable portion of cumulative claims paid	(112)	(125)

Foreign exchange translation	5	3
Balance at end of year	$54	$33

Of the $143 million in claim payments made during 2015 (2014 – $72 million), 84% were related to the credit insurance program (2014 – 65%). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)		Dec. 31, 2015		Dec. 31, 2014
	Claims paid	Claims recovered*	Claims paid	Claims recovered*
Europe	55	1	11	2

South and Central America	37	3	7	1

Middle East and Africa	26	1	3	2

North America and Caribbean	15	9	47	7

Asia and Pacific	10	1	4	1
Total	$143	$15	$72	$13

* Represents recoveries on claims paid in the current and prior years.

EDC Annual Report 2015 107

CONSOLIDATED FINANCIAL STATEMENTS

11	Other Assets

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Restructuring payments receivable	52	49

Insurance premiums receivable/prepaid reinsurance	14	13

Guarantee fees receivable	14	12

Prepaid expenses	10	6

Trade date receivable	–	55

Other	20	21
Total other assets	$110	$156

Restructuring payments receivable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The receivable relates to a payable as shown in Note 15.

12	Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)	2015				2014
	Computer hardware	Furniture and equipment	Leasehold improvements	Total	Computer hardware	Furniture and equipment	Leasehold improvements	Total
Cost:

Balance at beginning of year	27	17	51	95	28	17	51	96

Additions	5	1	1	7	6	–	–	6

Disposals	(2)	–	–	(2)	(7)	–	–	(7)
Balance at end of year	30	18	52	100	27	17	51	95
Accumulated depreciation:

Balance at beginning of year	(19)	(12)	(8)	(39)	(21)	(9)	(7)	(37)

Depreciation expense	(4)	(3)	(3)	(10)	(5)	(3)	(1)	(9)

Disposals	2	–	–	2	7	–	–	7
Balance at end of year	(21)	(15)	(11)	(47)	(19)	(12)	(8)	(39)
Carrying amount	$9	$3	$41	$53	$8	$5	$43	$56

Future contractual commitments related to property, plant and equipment at the end of 2015 were $1 million (2014 – $2 million).

108      Navigating the Volatility

13	Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)			2015			2014
	Internally	Acquired		Internally	Acquired
	developed	computer		developed	computer
	software	software	Total	software	software	Total
Cost:

Balance at beginning of year	117	87	204	100	92	192

Additions	18	11	29	17	9	26

Disposals	–	(18)	(18)	–	(14)	(14)
Balance at end of year	135	80	215	117	87	204
Accumulated amortization:

Balance at beginning of year	(80)	(68)	(148)	(76)	(72)	(148)

Amortization expense	(6)	(8)	(14)	(4)	(10)	(14)

Disposals	–	18	18	–	14	14
Balance at end of year	(86)	(58)	(144)	(80)	(68)	(148)
Carrying amount	$49	$22	$71	$37	$19	$56

Future contractual commitments related to intangible assets at the end of 2015 were $25 million (2014 – $9 million).

14	Building under Finance Lease

Our head office building is held under a finance lease for 20 years with the option of two further terms of 5 years each. Future minimum lease payments under the obligation under finance lease as well as the present value of the minimum lease payments based on the expected 25 year lease term are as follows:

(in millions of Canadian dollars)		Dec. 31, 2015		Dec. 31, 2014
		Present value of		Present value of
	Minimum	minimum lease	Minimum	minimum lease
	payments	payments	payments	payments
2015	–	–	11	11

2016	11	11	11	10

2017	11	10	11	10

2018	11	10	11	9

2019	11	9	11	9

2020	11	9	11	9

2021 and beyond	200	113	200	108
Total	255	162	266	166

Less: future finance charges	(93)	–	(100)	–
Present value of minimum lease payments	$162	$162	$166	$166

During the year, changes to the building under finance lease were as follows:

(in millions of Canadian dollars)	2015	2014
Cost	177	177
Accumulated depreciation:

Balance at beginning of year	(22)	(15)

Depreciation expense	(7)	(7)
Balance at end of year	(29)	(22)
Carrying amount	$148	$155

EDC Annual Report 2015 109

CONSOLIDATED FINANCIAL STATEMENTS

15	Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Restructuring payments payable	50	47

Employee benefit accruals	35	33

Trade payables and accruals	15	19

Aircraft maintenance reserve	–	13

Aircraft lease security deposit	–	6

Other payables and other credits	15	16
Total accounts payable and other credits	$115	$134

Restructuring payments payable relates to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The payable relates to a receivable as shown in Note 11.

16	Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use foreign exchange swaps as well as cross currency interest rate swaps to convert Canadian dollar and foreign currency denominated notes primarily to U.S. dollars. Interest rate swaps are principally used to convert our debt to floating rates, primarily related to LIBOR. We use these derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds an AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

Loans Payable

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)			Dec. 31, 2015			Dec. 31, 2014
	Designated at			Designated at
	fair value through	At amortized		fair value through	At amortized
	profit or loss	cost	Total	profit or loss	cost	Total
Short-term payables	9,911	–	9,911	8,233	–	8,233
Long-term payables

due within current year	7,284	1,757	9,041	11,278	116	11,394

over one year	22,096	5,860	27,956	13,105	5,309	18,414
Total long-term payables	29,380	7,617	36,997	24,383	5,425	29,808

Accrued interest and other	–	1	1	–	(3)	(3)
Total loans payable	$39,291	$7,618	$46,909	$32,616	$5,422	$38,038

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $39,035 million (2014 – $32,227 million), $256 million less than the December 2015 fair value (2014 – $389 million).

In 2015, there were unrealized foreign exchange translation losses of $1,149 million (2014 – $339 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 26 for further details on our consolidated foreign exchange translation exposures and Note 37 for our consolidated foreign exchange translation (gain) loss.

110      Navigating the Volatility

Structured Notes

We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components.

Structured notes outstanding, included in loans payable, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014

Callable/extendible	1,228	1,125

Zero coupon	335	292

Inverse floating rate note	–	46

Dual currency	6	5
Total	$1,569	$1,468

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. We have, in substance, created floating rate debt by issuing bonds and entering into swap contracts whereby we receive interest matching the interest on the bond, leaving us with a net floating rate interest payable. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 17.

17	Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/ receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

Credit default swaps – transactions between two counterparties that allow credit risks of a third-party reference entity or entities to be traded and managed. The buyer of credit protection pays a periodic fee to the protection seller over a specified term in return for compensation should a credit event (such as default or failure to pay) occur with the reference entity.

To diversify and reduce credit risk within our loan portfolio, we enter into credit default swap transactions that provide us with protection against credit risk. At the end of 2015, we held no credit default swap protection against any entity, whereas, in 2014 we had credit default swap protection against two single-name entities.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in the Risk Management Office and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

EDC Annual Report 2015 111

CONSOLIDATED FINANCIAL STATEMENTS

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day are netted into a single payment by currency. ISDA agreements do not meet the criteria for offsetting in the consolidated statement of financial position because the right to offset all outstanding derivative instruments is only enforceable upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian and at the end of 2015 totalled $68 million (2014 – $68 million) and consists of AAA rated government issued securities. Fluctuations of derivative instrument values between collateral adjustment dates can result in us holding more collateral than our exposure with the counterparty. At the end of 2015, the amount of collateral pledged by counterparties did not exceed our exposure (2014 – exceeded by $4 million).

Derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. We held derivatives with two counterparties (2014 – four), who had a rating below this requirement, with a combined negative fair value of $62 million (2014 – positive fair value of $6 million for two counterparties and a negative fair value of $41 million for two counterparties). These exceptions have been approved by the Board of Directors. We do not anticipate any significant non-performance by these counterparties.

In 2015, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that they did not significantly modify the cash flows that otherwise would be required by the contract and consequently they need not to be presented separately in the consolidated statement of financial position.

Notional amounts are not recorded as assets or liabilities on our consolidated statement of financial position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)	Dec. 31, 2015				Dec. 31, 2014
	Remaining term to maturity				Remaining term to maturity
	Under 1	1 to 3	Over 3		Under 1	1 to 3	Over 3
	year	years	years	Total	year	years	years	Total
Interest rate swaps	3,918	10,229	5,575	19,722	7,153	4,138	2,767	14,058

Cross currency interest rate swaps	4,583	6,837	5,300	16,720	3,049	5,674	6,163	14,886

Foreign exchange swaps	4,784	–	–	4,784	2,744	–	–	2,744

Credit default swaps – protection purchased	–	–	–	–	308	–	–	308

Foreign exchange forwards	10	–	–	10	–	–	–	–
Total derivative instruments	$13,295	$17,066	$10,875	$41,236	$13,254	$9,812	$8,930	$31,996

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)	Dec. 31, 2015			Dec. 31, 2014
	Positive	Negative	Total	Positive	Negative	Total
Cross currency interest rate swaps	121	3,314	(3,193)	170	1,339	(1,169)

Interest rate swaps	127	59	68	141	21	120

Foreign exchange swaps	102	61	41	60	7	53

Credit default swaps – protection purchased	–	–	–	–	10	(10)
Total derivative instruments	350	3,434	(3,084)	371	1,377	(1,006)

Impact of netting agreements	(110)	(110)	–	(188)	(188)	–
Total	$240	$3,324	$(3,084)	$183	$1,189	$(1,006)

Applicable collateral			(68)			(64)
Net amount			$(3,152)			$(1,070)

The change in the fair value of the derivative instruments recognized in net income in 2015 amounted to a loss of $101 million (2014 – gain of $21 million).

112      Navigating the Volatility

18	Debt Instrument Maturities

We often combine debt instruments with derivative instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)	Dec. 31, 2015				Dec. 31, 2014
Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2015	–	–	–	–	6,737	(6,621)	116	0.28

2016	6,764	(5,007)	1,757	0.87	4,912	(3,437)	1,475	0.82

2017	6,430	(3,801)	2,629	0.96	5,106	(3,595)	1,511	1.04

2018	8,468	(8,468)	–	–	3,740	(3,740)	–	–

2019	4,840	(2,072)	2,768	1.79	3,629	(1,306)	2,323	1.79

2020	2,124	(2,124)	–	–	–	–	–	–

2021 to 2025	812	(211)	601	0.03	57	(57)	–	–

2026 and beyond	245	(245)	–	–	217	(217)	–	–
Subtotal	29,683	(21,928)	7,755	1.27	24,398	(18,973)	5,425	1.48

Floating rate issues

2015	–	–	–		12,801	6,659	19,460

2016	12,146	5,479	17,625		407	3,603	4,010

2017	3,287	4,068	7,355		–	3,731	3,731

2018	152	8,984	9,136		–	3,960	3,960

2019	1,384	2,352	3,736		–	1,390	1,390

2020	–	2,164	2,164		–	–	–

2021 to 2025	–	238	238		46	73	119

2026 and beyond	–	245	245		–	217	217
Subtotal	16,969	23,530	40,499	0.50	13,254	19,633	32,887	0.25
Total	$46,652	$1,602	$48,254		$37,652	$660	$38,312

* Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2015, the contractual cash flows, including principal and interest, related to our debt portfolio were as follows:

(in millions of Canadian dollars)	Dec. 31, 2015					Dec. 31, 2014
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Debt	18,983	18,915	8,958	2,054	48,910	19,648	10,797	8,094	1,206	39,745

Swap contracts

Receivable	(5,077)	(12,805)	(4,619)	(1,451)	(23,952)	(6,734)	(7,356)	(5,574)	(1,160)	(20,824)

Payable	5,487	13,084	4,526	483	23,580	6,669	7,343	5,357	290	19,659
Total	$19,393	$19,194	$8,865	$1,086	$48,538	$19,583	$10,784	$7,877	$336	$38,580

Credit exposure and other details of derivative instruments are included as part of Note 17.

EDC Annual Report 2015 113

CONSOLIDATED FINANCIAL STATEMENTS

19	Premium and Claims Liabilities

The premium and claims liabilities broken down by program were as follows:

(in millions of Canadian dollars)			Dec. 31, 2015			Dec. 31, 2014
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities
Credit insurance*	212	(13)	199	126	–	126

Contract insurance and bonding	66	(1)	65	82	(2)	80

Political risk insurance	410	(127)	283	410	(86)	324
Total	$688	$(141)	$547	$618	$(88)	$530

*Includes	financial institutions insurance.

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Deferred insurance premiums	121	96

Allowance for claims on insurance	567	522
Total premium and claims liabilities	688	618
Reinsurers’ share of allowance for claims on insurance	(114)	(73)

Prepaid reinsurance	(27)	(15)
Reinsurers’ share of premium and claims liabilities	(141)	(88)
Net premium and claims liabilities	$547	$530

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)			Dec. 31, 2015			Dec. 31, 2014
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities
Balance at beginning of year	618	(88)	530	606	(93)	513

Change in portfolio make-up and risk ratings	(5)	–	(5)	41	34	75

Update of actuarial assumptions	(3)	3	–	(62)	(22)	(84)

Additional reinsurance on large exposures	–	(27)	(27)	–	–	–

Foreign exchange translation	78	(29)	49	33	(7)	26
Balance at end of year	$688	$(141)	$547	$618	$(88)	$530

20	Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $19,928 million (2014 – $16,593 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of U.S. dollar LIBOR.

(in millions of Canadian dollars)	Dec. 31, 2015					Dec. 31, 2014
	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $
Commercial	852	3.02	19,049	1.42	19,901	442	3.63	16,151	1.37	16,593

Sovereign	27	2.80	–	–	27	–	–	–	–	–
Total	$879	3.01	$19,049	1.42	$19,928	$442	3.63	$16,151	1.37	$16,593

114      Navigating the Volatility

We also have loan commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $3,007 million (2014 – $3,639 million) and loan guarantees of $314 million (2014 – $43 million) as well as unallocated confirmed lines of credit of $109 million (2014 – $122 million).

The third type of financing commitment relates to undisbursed investment commitments of $16 million for direct investments (2014 – $17 million) and fund investments of $887 million (2014 – $655 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

21	Contingent Liabilities

Insurance in Force and Loan Guarantees

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total outstanding principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees of the greater of (i) $45 billion and (ii) an amount equal to 10 times the authorized capital of the Corporation. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Insurance in force:

Credit insurance	9,390	8,665

Financial institutions insurance	4,872	3,797

Contract insurance and bonding	8,906	8,379

Political risk insurance	1,396	1,564

Reinsurance ceded*	(250)	(250)
Insurance in force	24,314	22,155

Loan guarantees	2,187	2,108
Total	$26,501	$24,263
*Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2015 totalled $24,314 million (2014 – $22,155 million). Net premium and claims liabilities related to this exposure on the consolidated statement of financial position was $547 million (2014 – $530 million); refer to Note 19 for further details. For details regarding insurance programs and risks refer to Note 22.

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2015, loan guarantees with performing obligors were $2,171 million of which $62 million were secured (2014 – $2,085 million in performing guarantees of which $45 million were secured). Loan guarantees with impaired obligors were $16 million for 2015 of which none were secured (2014 – $23 million of which none were secured).

Loan guarantees on the consolidated statement of financial position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Deferred guarantee fee revenue	55	52

Allowance for losses on loan guarantees	103	101
Total	$158	$153

EDC Annual Report 2015 115

CONSOLIDATED FINANCIAL STATEMENTS

Maturity Analysis

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)					Dec. 31, 2015
	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Loan guarantees	Reinsurance ceded*	Total
			Policies	Guarantees

2016	9,301	4,646	200	3,026	15	2,102	(250)	19,040

2017	87	205	344	1,277	559	34	–	2,506

2018	2	21	130	199	105	–	–	457

2019	–	–	11	164	121	–	–	296

2020	–	–	4	739	63	–	–	806

2021 – 2025	–	–	36	1,392	497	41	–	1,966

2026 and beyond	–	–	–	1,384	36	10	–	1,430

Total	$9,390	$4,872	$725	$8,181	$1,396	$2,187	$(250)	$26,501

(in millions of Canadian dollars)					Dec. 31, 2014
	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Loan guarantees	Reinsurance ceded*	Total
			Policies	Guarantees

2015	8,590	3,683	329	2,864	36	1,987	(250)	17,239

2016	75	114	338	1,293	346	65	–	2,231

2017	–	–	137	265	453	–	–	855

2018	–	–	99	90	89	–	–	278

2019	–	–	–	69	119	9	–	197

2020	–	–	185	379	24	2	–	590

2021 – 2025	–	–	7	1,162	497	45	–	1,711

2026 and beyond	–	–	–	1,162	–	–	–	1,162

Total	$8,665	$3,797	$1,095	$7,284	$1,564	$2,108	$(250)	$24,263

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Legal Proceedings

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

22	Insurance Risks

Insurance and Financial Risk

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses due to political risk. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk that the actual experience under an insurance policy does not follow what was anticipated at policy inception.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by the Corporation’s resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

116      Navigating the Volatility

The core operating principles for risk transfer activity are to (1) mitigate potential large losses due to existing high concentration in obligor, sector and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer.

Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”) to limit our exposure to large losses. We have treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large bonding obligors, as well as specific political risk insurance policies. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. Under a reinsurance structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk). To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Risk Management team.

We have assumed export risks for a number of Canadian exporters under facultative arrangements with private insurers. For the surety bond insurance line of business within the contract insurance and bonding program, we have general reinsurance agreements with several surety companies. In addition, we have assumed facultative reinsurance positions under our credit insurance, contract frustration, surety bonding and political risk insurance products.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files so as to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active policies at the reporting date.

Concentrations of Insurance Risk

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance program level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance programs that we underwrite.

Credit Insurance

The credit insurance program protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in the credit insurance program is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as the environment of the entity’s industry, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2015	Dec. 31, 2014
			Percentage of	Percentage of
	Standard &		outstanding	outstanding
Internal risk level	Poor’s	Moody’s	buyer limits	buyer limits
Low	AAA to A-	Aaa to A3	32%	32%

Moderate	BBB+ to BBB-	Baa1 to Baa3	29%	28%

Medium	BB+ to BB	Ba1 to Ba2	17%	19%

High	BB- to B-	Ba3 to B3	19%	18%

Priority watch	CCC+ to D	Caa1 to C	3%	3%

EDC Annual Report 2015 117

CONSOLIDATED FINANCIAL STATEMENTS

The major concentrations of risk by country based on the total potential risk exposure for the credit insurance program were as follows:

(in millions of Canadian dollars)			Dec. 31, 2015					Dec. 31, 2014
	Credit	Reinsurance	Reinsurance	Net credit		Credit	Reinsurance	Reinsurance	Net credit
	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance
United States	4,718	63	(51)	4,730	United States	4,375	24	(45)	4,354
Brazil	592	2	(30)	564	Canada	317	103	–	420
China	460	2	(14)	448	Brazil	371	–	(17)	354
Mexico	300	48	(26)	322	Indonesia	287	–	(15)	272
Australia	298	–	(2)	296	China	268	1	(6)	263
Other	3,072	34	(76)	3,030	Other	3,037	60	(95)	3,002
Total	$9,440	$149	$(199)	$9,390	Total	$8,655	$188	$(178)	$8,665

Financial Institutions Insurance

The financial institutions insurance program provides Canadian banks with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance program, our primary risk lies with the credit rating of the foreign bank. At the end of 2015, our financial institutions insurance policies had outstanding $2,575 million (2014 – $2,386 million) of insurance exposure that was rated as investment grade and $2,297 million (2014 – $1,411 million) of insurance exposure rated as non-investment grade.

Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for the financial institutions program, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2015		Dec. 31, 2014
Turkey	949	Turkey	944
Chile	583	South Korea	425
Brazil	580	China	401
United States	248	Brazil	309
China	245	Cayman Islands	207
Other	2,267	Other	1,511
Total	$4,872	Total	$3,797

Contract Insurance and Bonding

The contract insurance and bonding program provides cover for sales on exposure terms usually greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within the contract insurance and bonding program is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for contract insurance and bonding policies were as follows:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Internal risk level	Outstanding risk exposure	Outstanding risk exposure
AA to BBB-	5,592	6,039
BB+ to B-	3,156	2,182
CCC+ and below	158	158
Total	$8,906	$8,379

118      Navigating the Volatility

The largest concentrations of risk by country for the contract insurance and bonding program, based on total insurance in force, were as follows:

(in millions of Canadian dollars)					Dec. 31, 2015
	Contract insurance and bonding	Reinsurance assumed	Insurance guarantees	Reinsurance ceded	Net contract insurance and bonding
Canada	–	455	8,688	(583)	8,560
Brazil	4	106	–	–	110
United States	20	29	23	–	72
Chile	36	–	–	–	36
China	13	–	–	–	13
Other	62	–	53	–	115
Total	$135	$590	$8,764	$(583)	$8,906

(in millions of Canadian dollars)					Dec. 31, 2014*
	Contract insurance and bonding	Reinsurance assumed	Insurance guarantees	Reinsurance ceded	Net contract insurance and bonding
Canada	10	610	7,452	(255)	7,817
United States	15	186	30	–	231
Brazil	12	90	–	–	102
Chile	30	–	–	–	30
South Korea	23	–	–	–	23
Other	119	–	57	–	176
Total	$209	$886	$7,539	$(255)	$8,379

*Prior year comparatives have been reclassified to properly reflect the underlying country of risk for one transaction.

Contract insurance and bonding guarantees in force were as follows:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Contract insurance and bonding:
Performance security guarantees	8,473	7,358
Foreign exchange guarantees	285	166
Financial security guarantees	6	15
Gross contract insurance and bonding guarantees	8,764	7,539
Performance security guarantees ceded	(583)	(255)
Contract insurance and bonding guarantees	$8,181	$7,284

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments abroad with the underwriting based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

EDC Annual Report 2015 119

CONSOLIDATED FINANCIAL STATEMENTS

Our largest country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)			Dec. 31, 2015					Dec. 31, 2014
	Political risk insurance	Reinsurance assumed	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance assumed	Reinsurance ceded	Net political risk insurance
Venezuela	381	–	(20)	361	China	664	209	(286)	587
Trinidad and Tobago	336	–	–	336	Chile	620	–	(209)	411
China	809	249	(738)	320	Peru	605	–	(209)	396
Russia	304	–	–	304	Venezuela	379	–	(22)	357
Qatar	302	–	–	302	Jamaica	649	–	(306)	343
Tunisia	300	–	–	300	Trinidad and Tobago	329	–	–	329
Algeria	300	–	–	300	Puerto Rico	428	–	(101)	327
Libya	300	–	–	300	Brazil	400	18	(93)	325
Yemen	300	–	–	300	Thailand	598	–	(286)	312
Angola	380	–	(90)	290	Mexico	405	–	(93)	312
Other	9,987	–	(7,132)	2,855	Other	6,914	6	(1,596)	5,324
	13,699	249	(7,980)	5,968		11,991	233	(3,201)	9,023
Country limits in excess of policy limits	(11,049)	–	6,477	(4,572)	Country limits in excess of policy limits	(9,642)	–	2,183	(7,459)
Total	$2,650	$249	$(1,503)	$1,396	Total	$2,349	$233	$(1,018)	$1,564

Actuarial Calculation

Principal Risks

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

 (1)  economic cycles;

 (2)  higher than anticipated claim loss development;

 (3)  concentration of credit losses; and

 (4)  geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

Key Assumptions

The key risk components to the insurance provisioning exercise are claim frequency, claim severity, future claim development and foreign exchange rates. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned.

Sensitivity Analysis

The following table illustrates the impact on net income of variations in key risk components. A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified. The largest sensitivities pertain to claim frequency, claim severity and foreign exchange rates.

120      Navigating the Volatility

Key Risks Sensitivities

(in millions of Canadian dollars)				Dec. 31, 2015
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income
Frequency of claims	+10%	34	23	(23)
Frequency of claims	-10%	(35)	(25)	25
Severity of claims	+10%	33	26	(26)
Severity of claims	-10%	(37)	(26)	26
Foreign exchange rates	+10%	57	39	(39)
Foreign exchange rates	-10%	(47)	(33)	33
Claims development	+10%	8	8	(8)
Claims development	-10%	(8)	(8)	8

(in millions of Canadian dollars)				Dec. 31, 2014
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income
Frequency of claims	+10%	32	23	(23)
Frequency of claims	-10%	(32)	(24)	24
Severity of claims	+10%	33	25	(25)
Severity of claims	-10%	(34)	(25)	25
Foreign exchange rates	+10%	50	38	(38)
Foreign exchange rates	-10%	(42)	(32)	32
Claims development	+10%	4	4	(4)
Claims development	-10%	(4)	(4)	4

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)
Underwriting Year	2011	2012	2013	2014	2015	Total
Estimate of cumulative claims:
At end of underwriting year	44	38	24	37	51
One year later	42	29	40	74
Two years later	42	28	85
Three years later	42	30
Four years later	41
Estimate of cumulative claims at Dec. 31, 2015	41	30	85	74	51	281
Cumulative incurred losses at Dec. 31, 2015	(39)	(28)	(80)	(54)	(7)	(208)
Effect of margin and discounting	–	–	1	3	6	10
2011 – 2015 Claim Liabilities (IBNR) at Dec. 31, 2015	2	2	6	23	50	83
1996 – 2010 Claims Liabilities (IBNR) at Dec. 31, 2015						3
1996 – 2015 Claims Liabilities (IBNR) at Dec. 31, 2015						$86

EDC Annual Report 2015 121

CONSOLIDATED FINANCIAL STATEMENTS

23	Equity

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2014 – 13.3 million). These shares entitle our shareholder to receive a dividend from time to time. No shares were issued in 2015 (2014 – nil). In 2015, no dividend was declared or paid to the Government of Canada (2014 – $1,129 million). The dividend per share in 2014 was $84.89.

24	Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board approved capital adequacy policy. Under our capital adequacy policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount. Demand for capital is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, interest rate, foreign exchange, operational and business risk. The supply of capital is determined by our financial statements and consists of paid-in share capital, retained earnings and allowances. Our dividend policy compares our supply of capital at year-end to three components for the demand of capital: our demand for capital at year-end, a 10% buffer of our demand for capital to allow for changes in the external environment and fluctuations in portfolio results, and a specific provision for explicitly identified strategic initiatives.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

The following table represents the breakdown of EDC’s supply of capital:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Allowance for losses on loans	1,715	1,163
Allowance for losses on loan commitments	113	44
Allowance for losses on loan guarantees	103	101
Allowance for claims on insurance	567	522
Reinsurers’ share of allowance for claims on insurance	(114)	(73)
Share capital	1,333	1,333
Retained earnings	7,832	6,883
Supply of capital	$11,549	$9,973

122      Navigating the Volatility

25	Interest Rate Risk

The following table summarizes our interest rate risk based on the gap between the notional amount of assets and liabilities grouped by the earlier of contractual re-pricing or maturity dates. Notional amounts reflect our true exposure to re-pricing at various maturities. The differences between the notional amounts and the carrying values, the positions not subject to re-pricing risk and equity are presented in the non-interest rate sensitive column to ensure comparability with the consolidated statement of financial position. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive(1)	Dec. 31, 2015 Total
Assets
Cash and marketable securities	438	3,326	149	2,769	967	45	7,694
Effective interest rate %	0%	0.15%	0.95%	1.64%	2.18%
Gross loans receivable	343	41,406	607	6,487	3,540	943	53,326
Effective interest rate %	5.68%	2.59%	4.67%	4.16%	3.60%
Less:
Deferred revenue and other credits	–	–	–	–	–	(390)	(390)
Allowance for losses on loans	–	–	–	–	–	(1,715)	(1,715)
Aircraft under finance leases	–	22	20	21	–	1	64
Effective interest rate %	–	7.48%	7.33%	7.28%	–
Investments at fair value through profit or loss	–	–	–	–	–	848	848
Other assets and accrued interest	–	–	–	–	–	1,142	1,142
Total assets	$781	$44,754	$776	$9,277	$4,507	$874	$60,969
Liabilities and equity
Loans payable	–	20,455	3,999	21,141	1,057	257	46,909
Effective interest rate %	–	0.94%	0.97%	1.85%	3.44%
Total pay side instruments on swap contracts	–	34,535	–	–	306	9,750	44,591
Effective interest rate %	–	0.80%	–	–	2.94%
Total receive side instruments on swap contracts	–	(12,363)	(3,279)	(16,920)	(762)	(7,912)	(41,236)
Effective interest rate %	–	1.72%	0.99%	1.96%	3.97%
Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(3,355)	(3,355)
Total loans payable							46,909
Other liabilities and deferred revenue	–	–	–	–	–	4,895	4,895
Equity						9,165	9,165
Total liabilities and equity	$–	$42,627	$720	$4,221	$601	$12,800	$60,969
At December 31, 2015
Total gap	781	2,127	56	5,056	3,906	(11,926)	–
Cumulative gap	781	2,908	2,964	8,020	11,926	–	–
Canadian dollar	116	1,319	18	152	204	(1,809)	–

Foreign currency	665	808	38	4,904	3,702	(10,117)	–
Total gap	$781	$2,127	$56	$5,056	$3,906	$(11,926)	$–

(1)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

(2)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

EDC Annual Report 2015 123

CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive(1)	Dec. 31, 2014 Total
Assets
Cash and marketable securities	69	3,376	51	2,268	722	59	6,545
Effective interest rate %	0%	0.19%	0.58%	1.54%	2.25%
Gross loans receivable	357	32,051	525	5,238	2,960	660	41,791
Effective interest rate %	5.14%	2.45%	4.92%	4.46%	4.36%
Less:
Deferred revenue and other credits	–	–	–	–	–	(368)	(368)
Allowance for losses on loans	–	–	–	–	–	(1,163)	(1,163)
Aircraft under finance leases	–	7	7	53	–	1	68
Effective interest rate %	–	7.32%	7.32%	7.31%	–
Investments at fair value through profit or loss	–	–	–	–	–	689	689
Other assets and accrued interest	–	–	–	–	–	1,442	1,442
Total assets	$426	$35,434	$583	$7,559	$3,682	$1,320	$49,004
Liabilities and equity
Loans payable	–	14,717	6,112	16,550	274	385	38,038
Effective interest rate %	–	0.54%	1.61%	2.04%	5.51%
Total pay side instruments on swap contracts	–	26,155	45	–	–	6,825	33,025
Effective interest rate %	–	0.55%	0.42%	–	–
Total receive side instruments on swap contracts	–	(7,550)	(5,079)	(12,693)	(274)	(6,092)	(31,688)
Effective interest rate %	–	1.52%	1.85%	2.25%	5.51%
Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(1,337)	(1,337)
Total loans payable							38,038
Other liabilities and deferred revenue	–	–	–	–	–	2,750	2,750
Equity						8,216	8,216
Total liabilities and equity	$–	$33,322	$1,078	$3,857	$–	$10,747	$49,004
At December 31, 2014
Total gap	426	2,112	(495)	3,702	3,682	(9,427)	–
Cumulative gap	426	2,538	2,043	5,745	9,427	–	–
Canadian dollar	146	1,183	31	243	272	(1,875)	–
Foreign currency	280	929	(526)	3,459	3,410	(7,552)	–
Total gap	$426	$2,112	$(495)	$3,702	$3,682	$(9,427)	$–

(1)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

(2)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

124      Navigating the Volatility

26	Foreign Currency Balances

We have substantial assets and liabilities denominated in U.S. dollars and in other currencies. In addition, we have derivative instruments denominated in various currencies. The purpose of these derivative instruments is to manage the foreign currency exposures of our asset and liability positions, minimize our cost of capital and optimize our yields, while remaining within treasury guidelines and limits approved by our Board of Directors.

The following table shows where we used derivative instruments along with our net foreign currency exposure expressed in Canadian equivalent dollars:

(in millions of Canadian dollars)								Dec. 31, 2015
	Assets			Liabilities			Net foreign currency exposure	Foreign exchange rate
	Gross	Derivative instruments	Net	Gross	Derivative instruments	Net
U.S. dollar	51,173	210	51,383	(35,710)	(15,822)	(51,532)	(149)	1.3837

Euro	2,377	–	2,377	(1,303)	(1,073)	(2,376)	1	1.5037

Australian dollar	2,002	–	2,002	(3,756)	1,754	(2,002)	–	1.0084

British pound	874	1	875	(3,687)	2,798	(889)	(14)	2.0394

South African rand	478	–	478	–	(475)	(475)	3	0.0894

Mexican peso	436	–	436	–	(437)	(437)	(1)	0.0804

New Zealand dollar	281	–	281	(1,645)	1,364	(281)	–	0.9455

Swedish krona	223	–	223	–	(225)	(225)	(2)	0.1638

Czech koruna	88	–	88	–	(87)	(87)	1	0.0556

Polish zloty	80	–	80	–	(80)	(80)	–	0.3526

Norwegian kroner	53	–	53	(79)	27	(52)	1	0.1564

Tanzanian shilling	11	–	11	–	–	–	11	0.0006

Japanese yen	2	–	2	(6)	6	–	2	0.0115

Hong Kong dollar	1	–	1	–	–	–	1	0.1785

Swiss franc	–	–	–	(368)	369	1	1	1.3841

Chinese renminbi	–	–	–	(659)	661	2	2	0.2107

(in millions of Canadian dollars)								Dec. 31, 2014

	Assets			Liabilities			Net foreign currency exposure	Foreign exchange rate
	Gross	Derivative instruments	Net	Gross	Derivative instruments	Net

U.S. dollar	41,202	752	41,954	(27,860)	(13,994)	(41,854)	100	1.1617

Euro	1,595	–	1,595	(1,006)	(576)	(1,582)	13	1.4055

Australian dollar	1,009	–	1,009	(4,195)	3,189	(1,006)	3	0.9484

British pound	718	–	718	(3,130)	2,406	(724)	(6)	1.8107

Mexican peso	343	–	343	(18)	(326)	(344)	(1)	0.0788

Czech koruna	85	–	85	–	(84)	(84)	1	0.0507

Polish zloty	75	–	75	–	(75)	(75)	–	0.3281

Norwegian kroner	60	–	60	(160)	100	(60)	–	0.1557

Chilean peso	55	–	55	(110)	55	(55)	–	0.0019

New Zealand dollar	28	–	28	(1,273)	1,244	(29)	(1)	0.9064

Tanzanian shilling	12	–	12	–	–	–	12	0.0007

Japanese yen	2	–	2	(5)	5	–	2	0.0097

Hong Kong dollar	2	–	2	–	–	–	2	0.1498

Indian rupee	–	–	–	(37)	37	–	–	0.0184

Chinese renminbi	–	–	–	(57)	59	2	2	0.1869

Swiss franc	–	–	–	(315)	314	(1)	(1)	1.1683

EDC Annual Report 2015 125

CONSOLIDATED FINANCIAL STATEMENTS

27	Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

(in millions of Canadian dollars)		Dec. 31, 2015		Dec. 31, 2014
	Carrying value	Fair value	Carrying value	Fair value

Assets

Performing fixed rate loans*	11,102	11,299	9,087	9,479

Performing floating rate loans*	39,972	40,436	31,065	31,940
Total performing loans receivable*	51,074	51,735	40,152	41,419

Impaired loans	348	348	273	273
Loans receivable and accrued interest and fees	51,422	52,083	40,425	41,692

Marketable securities:

At fair value through profit or loss	7,256	7,256	6,391	6,391

At amortized cost	–	–	85	85

Derivative instruments	350	350	371	371

Investments at fair value through profit or loss	848	848	689	689

Recoverable insurance claims	54	54	33	33

Other assets	110	109	156	155

Liabilities

Accounts payable and other credits	115	121	134	140

Loans payable:

Designated at fair value through profit or loss	39,291	39,291	32,616	32,616

At amortized cost	7,618	7,613	5,422	5,432

Derivative instruments	3,434	3,434	1,377	1,377

Loan guarantees	158	120	153	119
*Performing loans receivable includes accrued interest and fees receivable net of allowance for losses on loans, deferred loan revenue and other credits.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Risk Management team, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

The assumptions and valuation techniques that we use to estimate fair values are as follows:

Loans Receivable

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low rated loans, are categorized as Level 3 in the fair value hierarchy.

126      Navigating the Volatility

Marketable Securities

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.

Investments at Fair Value Through Profit or Loss

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2015	(1)

Multiples	Multiple (Sales or EBITDA(2))	0.5 – 7.0 (4.5)	34

	Liquidity Discount	20% – 34% (24%)	9

	Discount Rate	25% – 40% (31%)	5
Discounted Cash Flows	Discount Rate	1% – 1% (1%)	3

(1) The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.

(2) Earnings before interest, taxes, depreciation and amortization.

Recoverable Insurance Claims

For the purpose of estimating their fair value, recoverable insurance claims are separated into groups of estimated time to recovery. The time to recovery of insurance claims is relatively short; therefore, the fair value is considered to be equal to the expected future cash flows.

Other Assets and Accounts Payable and Other Credits

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using an appropriate yield curve.

Loans Payable

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

EDC hedges its structured notes using interest rate and cross currency swaps that convert EDC’s obligations into floating rate notes. The receive leg of the swap mirrors the payment structure of EDC’s structured notes; thus, any slight inaccuracy in the derivation of expected future payments on EDC’s structured notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the receive leg of the swap.

Loans payable valued using unobservable inputs derived from market data, such as interest rate volatility for maturities greater than 15 years, are categorized as Level 3 in the fair value hierarchy.

EDC Annual Report 2015 127

CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instruments

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

Derivative instruments valued using unobservable inputs derived from market data, such as interest rate volatility for maturities greater than 15 years, are categorized as Level 3 in the fair value hierarchy.

Loan Guarantees

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of probable credit losses and is based on the incurred loss model.

Fair Value Hierarchy

The following table presents the fair value hierarchy of our financial instruments based on whether the inputs to the valuation techniques are observable or unobservable.

›	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

›

Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

›	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

(in millions of Canadian dollars)			Dec. 31, 2015				Dec. 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Performing fixed rate loans	–	10,834	465	11,299	–	9,027	452	9,479

Performing floating rate loans	–	39,902	534	40,436	–	31,633	307	31,940
Total performing loans receivable	–	50,736	999	51,735	–	40,660	759	41,419

Impaired loans	–	348	–	348	–	273	–	273
Loans receivable and accrued interest and fees	–	51,084	999	52,083	–	40,933	759	41,692

Marketable securities:

At fair value through profit or loss	3,931	3,325	–	7,256	3,019	3,372	–	6,391

At amortized cost	–	–	–	–	85	–	–	85

Derivative instruments	–	267	83	350	–	299	72	371

Investments at fair value through profit or loss	1	–	847	848	2	–	687	689

Recoverable insurance claims	–	–	54	54	–	–	33	33

Other assets	58	51	–	109	107	48	–	155

Liabilities

Accounts payable and other credits	65	56	–	121	87	53	–	140

Loans payable:

Designated at fair value through profit or loss	–	38,956	335	39,291	–	32,324	292	32,616

Designated at amortized cost	–	7,613	–	7,613	–	5,432	–	5,432

Derivative instruments	–	3,434	–	3,434	–	1,377	–	1,377

Loan guarantees	–	120	–	120	–	119	–	119

128      Navigating the Volatility

The following table summarizes the reconciliation of Level 3 fair values between 2015 and 2014 for recoverable insurance claims, investments at fair value through profit or loss, loans payable designated at fair value through profit or loss and derivative instruments.

(in millions of Canadian dollars)					Dec. 31, 2015
	Recoverable insurance claims	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total
Balance at beginning of year	33	687	(292)	72	500

Increase in recoverable insurance claims	16	–	–	–	16

Accrued interest	–	–	(11)	11	–

Unrealized gains (losses) included in other (income) expenses	–	(15)	11	(13)	(17)

Purchases of assets/issuances of liabilities	–	218	–	–	218

Matured assets/liabilities	–	–	13	–	13

Return of capital	–	(126)	–	–	(126)

Transfer out of Level 3	–	–	–	–	–

Foreign exchange translation	5	83	(56)	13	45
Balance at end of year	$54	$847	$(335)	$83	$649
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$16	$50	$(11)	$15	$70

(in millions of Canadian dollars)					Dec. 31, 2014
	Recoverable insurance claims	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total
Balance at beginning of year	96	526	(241)	43	424

Decrease in recoverable insurance claims	(66)	–	–	–	(66)

Accrued interest	–	–	(12)	12	–

Unrealized gains (losses) included in other (income) expenses	–	31	(15)	11	27

Purchases of assets/issuances of liabilities	–	157	–	–	157

Return of capital	–	(43)	–	–	(43)

Transfer out of Level 3	–	(16)	–	–	(16)

Foreign exchange translation	3	32	(24)	6	17
Balance at end of year	$33	$687	$(292)	$72	$500
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$(66)	$36	$(15)	$11	$(34)

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. In 2015, no transfers occurred. In 2015, no transfers occurred. In 2014, quoted price became available for two direct investments, resulting in transfers from Level 3 to Level 1 of $16 million.

In 2015, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis, we adjusted the yield curve and volatility assumptions used to value our Level 3 loans payable and derivative assets. The results of our analysis on our Level 3 loans payable ranged from an unfavourable change of $2 million to a favourable change of $5 million. On our Level 3 derivative assets the impact ranged from an unfavourable change of $3 million to a favourable change of $1 million.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: recent investment factor, liquidity discount, multiples and discount rates. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments ranged from an unfavourable change of $40 million to a favourable change of $45 million.

EDC Annual Report 2015 129

CONSOLIDATED FINANCIAL STATEMENTS

28	Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit, market and liquidity risk.

Credit Risk

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the text highlighted in management’s discussion and analysis on pages 72 to 73 of this annual report.

Concentration of Credit Risk

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments*	Risk transfer	Dec. 31, 2015 Exposure		Dec. 31, 2014 Exposure
Country						$	%	$	%
United States	11,177	485	12	5,862	237	17,773	28	14,414	28

Canada	6,155	1,314	356	1,028	69	8,922	14	7,441	15

United Kingdom	2,774	3	9	67	1,128	3,981	6	2,074	4

Australia	3,202	–	–	495	–	3,697	6	2,882	6

Brazil	4,215	26	17	–	(612)	3,646	6	3,230	6

Mexico	3,266	48	25	–	(789)	2,550	4	2,557	5

Chile	2,221	–	–	–	(28)	2,193	3	1,995	4

India	2,041	4	139	–	(325)	1,859	3	1,690	3

Saudi Arabia	1,659	–	–	–	–	1,659	2	1,180	2

China	1,133	6	171	–	–	1,310	2	1,006	2

Other	15,483	301	119	592	320	16,815	26	13,035	25
Total	$53,326	$2,187	$848	$8,044	$–	$64,405	100	$51,504	100
*Includes cash. The concentration of credit risk by industry sector for our financial instruments was as follows:
(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments*	Risk transfer	Dec. 31, 2015 Exposure		Dec. 31, 2014 Exposure
Industry						$	%	$	%
Commercial:

Extractive	18,310	292	22	24	(1,878)	16,770	26	14,789	29

Aerospace	13,752	111	–	–	(168)	13,695	21	11,715	23

Financial institutions	3,797	10	–	2,393	2,252	8,452	13	5,269	10

Surface transportation	5,196	624	–	8	–	5,828	9	4,228	8

Information and communication technologies	4,946	183	275	–	(365)	5,039	8	4,039	8

Infrastructure and environment	3,744	258	210	–	–	4,212	7	3,065	6

Other	2,369	602	341	–	–	3,312	5	2,552	5

Total commercial	52,114	2,080	848	2,425	(159)	57,308	89	45,657	89

Sovereign	1,212	107	–	5,619	159	7,097	11	5,847	11
Total	$53,326	$2,187	$848	$8,044	$–	$64,405	100	$51,504	100

*Includes cash.

130      Navigating the Volatility

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 74 to 75 of this annual report.

Liquidity Risk

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 75 to 76 of this annual report.

29	Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Under IFRS 10 – Consolidated Financial Statements, when a reporting entity has power over a SE and is exposed, or has rights to variable returns from its involvement with a SE and has the ability to affect those returns through its power over the SE, the reporting entity is considered to have control over the SE which must be consolidated within the reporting entity’s financial statements. When the reporting entity does not control the SE, consolidation is not required under IFRS 10.

Consolidated Structured Entities

In the 2005 to 2012 timeframe, we foreclosed on a number of aircraft loans and as a result, various aircraft for which we were a secured lender were returned to us. Since 2006, these aircraft were placed into trusts which are considered to be SEs that we control under IFRS.

These trusts have, therefore, been consolidated and had total assets of $79 million at the end of 2015 (2014 – $432 million).

The following table illustrates the total assets of consolidated SEs within the financial statements of EDC:

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014
Assets held-for-sale	15	364

Net investment in aircraft under finance leases	64	68
Total assets of consolidated SEs	$79	$432

EDC Annual Report 2015 131

CONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Structured Entities

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation and extractive sectors. As we do not control these entities, they do not require consolidation under IFRS 10. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the consolidated statement of financial position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2015	Dec. 31, 2014

SEs included in the consolidated statement of financial position

Loans receivable	13,702	11,189

Allowance for losses on loans	(496)	(267)
Net loans receivable	13,206	10,922

Fund investments	757	618
Maximum exposure in the consolidated statement of financial position	13,963	11,540

Commitments and guarantees

Commitments

Signed loan agreements	1,305	1,661

Letters of offer	1,247	1,818

Fund investments	887	655

Guarantees provided to equity holders	393	358
Maximum exposure to commitments and guarantees	3,832	4,492
Maximum exposure to structured entities	$17,795	$16,032

As disclosed in Note 20, there are two types of loan commitments related to transactions structured through SEs. The first type is undisbursed amounts on signed loan agreements which are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements. The second type is loan commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined and which are currently anticipated to be structured through SEs. This category of commitments includes letters of offer accepted and outstanding.

We invest in funds which are pooled investments vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

30	Loan Revenue

(in millions of Canadian dollars)	2015	2014
Loan interest – floating rate	840	663

Loan interest – fixed rate	420	394

Loan fee revenue	198	168

Impaired revenue	9	2

Other loan revenue	8	12
Total loan revenue	$1,475	$1,239

31	Marketable Securities Revenue

(in millions of Canadian dollars)	2015	2014
Instruments at fair value through profit or loss

Short-term instruments	7	6

Long-term instruments	52	38

Instruments at amortized cost

Long-term instruments	1	1
Total marketable securities revenue	$60	$45

132      Navigating the Volatility

32	Interest Expense

(in millions of Canadian dollars)	2015	2014
Loans payable designated at fair value through profit or loss and related derivatives

Short-term payables	59	27

Long-term payables – floating	103	80

Long-term payables – fixed*	(16)	(18)

Loans payable carried at amortized cost

Long-term payables – fixed	80	45
Total interest expense on loans payable and related derivatives	226	134

Interest income on currency swaps related to capital	(45)	(67)

Other	2	3
Total interest expense	$183	$70
* Includes interest on instruments with cash flows that offset the cash flows of some long-term payables carried at amortized cost.

33	Leasing and Financing Related Expenses

(in millions of Canadian dollars)	2015	2014
Risk mitigation expense	23	11

Maintenance and technical costs	1	7

Depreciation	–	21

Other	4	9
Total leasing and financing related expenses	$28	$48

34	Net Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)				Dec. 31, 2015			Dec. 31, 2014
	Direct premiums and guarantee fees	Reinsurance premiums assumed	Reinsurance premiums ceded	Net premiums and guarantee fees	Direct premiums and guarantee fees	Reinsurance premiums assumed	Reinsurance premiums ceded	Net premiums and guarantee fees
Credit insurance	108	2	(6)	104	102	3	(6)	99

Financial institutions insurance	19	–	(2)	17	25	–	(1)	24

Contract insurance and bonding	59	3	(7)	55	51	3	(2)	52

Political risk insurance	31	2	(15)	18	31	2	(13)	20
Total	$217	$7	$(30)	$194	$209	$8	$(22)	$195

EDC Annual Report 2015 133

CONSOLIDATED FINANCIAL STATEMENTS

35	Provision for (Reversal of) Credit Losses

The composition of the provision for credit losses, expressed on the consolidated statement of comprehensive income, was as follows:

(in millions of Canadian dollars)	2015	2014
Credit migration(1)	551	(29)

Updates to independent variables:

Update to loss given default	–	(10)

Decreased concentration threshold	1	6

Changes in portfolio composition(2)	(114)	1

Other	(1)	(7)
Provision for (reversal of) credit losses	$437	$(39)

(1)   Includes a market overlay for the extractive sector of $265 million (2014 – nil). Refer to Note 6.

(2)    Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

(in millions of Canadian dollars)	2015	2014
Provision for (reversal of) losses on loans	381	(15)

Provision for (reversal of) losses on loan commitments	61	(6)

Reversal of losses on loan guarantees	(5)	(18)
Provision for (reversal of) credit losses	$437	$(39)

36	Claims-Related Expenses

The composition of the claims-related expenses expressed on the consolidated statement of comprehensive income, was as follows:

(in millions of Canadian dollars)	2015	2014
Claims paid	140	62

Claims paid – reinsured policies	3	10

Claims recovered	(15)	(12)

Claims recovered – reinsured policies	–	(1)

Actuarial decrease in the net allowance for claims on insurance	(55)	(9)

(Increase) decrease in recoverable insurance claims	(16)	66

Claims handling expenses	2	1
Total claims-related expenses	$59	$117

37	Other (Income) Expenses

(in millions of Canadian dollars)	2015	2014
Net realized and unrealized (gain) loss on loans payable designated at fair value through profit or loss	(189)	76

Net realized and unrealized (gain) loss on derivatives related to loans payable	97	(22)

Net realized and unrealized gain on investments at fair value through profit or loss(1)	(51)	(50)

Net realized and unrealized (gain) loss on marketable securities at fair value through profit or loss	13	(26)

Gain on sale of aircraft(2)	(45)	(53)

Foreign exchange translation (gain) loss	(11)	3

Other	(14)	(4)
Total other (income) expenses	$(200)	$(76)

(1)	Refer to Note 7.
(2)	Refer to Note 8.

134      Navigating the Volatility

38	Administrative Expenses

(in millions of Canadian dollars)	2015	2014
Salaries and benefits	180	174

Pension, other retirement and post-employment benefits	54	39

Occupancy	24	27

Amortization and depreciation	24	23

Marketing and communications	17	16

Professional services	12	11

Other	40	37
Total administrative expenses	$351	$327

39	Retirement Benefit Obligations

Pension Plans

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions (OSFI) Canada. As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees hired prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees hired on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added.

Effective January 1, 2015, EDC introduced an amendment to the plan text for the RPP, which covers both the DB and DC components of the pension plan. The DC component of the plan increased the normal age of retirement to 65 years of age for new hires. In the DB component, employee contribution rates have increased effective July 2015, which will further improve cost sharing between EDC and employees.

The Plans’ durations are between 20 to 21 years.

Other Benefit Plans

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans’ durations are 23 years and are funded as the cost of benefits is incurred. Costs are accrued based on actuarial calculations.

Plans’ Governance Structure

EDC’s pension governance structure is comprised of the Human Resources Committee of the Board (HRC) and two management groups. The first management group, the Management Pension Committee (MPC), is at the executive level, and the second, the Pension Working Group (PWG), is at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix, investment structure and appointments or terminations of investment managers. In addition, the HRC reviews investment policies, goals and performance and also seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension that have not been retained by the HRC. The MPC provides recommendations to the HRC for plan design changes, monitors funds’ investment performance and meets with the investment managers on a periodic basis. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PWG. The PWG is responsible for implementing policies, managing and monitoring fund operations and undertaking day to day operational functions. The PWG consists of EDC personnel with full or part time responsibility for pension matters and includes representatives from Human Resources and Finance.

EDC Annual Report 2015 135

CONSOLIDATED FINANCIAL STATEMENTS

Risk Mitigation

The RPP’s and the SRP’s investment portfolios are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be significant or unusual. The Plans’ Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to individual investments and major asset classes to reduce the level of risk associated with the Plans. The SIPPs are reviewed at least annually and investment principles and beliefs are revisited periodically to ensure that changes to the investment policies are made if required.

Funding Risk

Funding risk is the risk that the investment asset growth and contribution rates of the pension plan will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

Other Risks

The DB obligation is subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the pension plan and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net DB liability of the DB plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets.

(in millions of Canadian dollars)			Dec. 31, 2015				Dec. 31, 2014
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligation:

Obligation beginning of year	855	66	198	1,119	671	49	141	861

Current service costs	28	2	8	38	22	1	6	29

Interest cost on benefit obligation	37	3	10	50	35	3	8	46

Employee contributions	8	–	–	8	8	–	–	8

Actuarial (gain) loss from changes in plan experience	12	7	(28)	(9)	(2)	1	13	12

Actuarial (gain) loss from changes in financial assumptions	(27)	(3)	2	(28)	136	13	32	181

Actuarial loss from changes in demographic assumptions	–	–	28	28	1	–	–	1

Benefits paid	(18)	(1)	(2)	(21)	(16)	(1)	(2)	(19)
Defined benefit obligation at end of year*	895	74	216	1,185	855	66	198	1,119

Fair value of plan assets:

Fair value at beginning of year	801	60	–	861	676	57	–	733

Interest income on plan assets	35	3	–	38	36	3	–	39

Return on plan assets, excluding interest income on plan assets	14	1	–	15	38	1	–	39

Employer contributions	54	5	2	61	60	–	2	62

Employee contributions	8	–	–	8	8	–	–	8

Benefits paid	(18)	(1)	(2)	(21)	(16)	(1)	(2)	(19)

Administrative costs	(2)	–	–	(2)	(1)	–	–	(1)
Fair value at end of year*	892	68	–	960	801	60	–	861
Funded status – plan deficit	$(3)	$(6)	$(216)	$(225)	$(54)	$(6)	$(198)	$(258)

* The	asset ceiling test had no impact on the asset or obligation position of the Plans.

136      Navigating the Volatility

Asset Mix

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to support investment activities of the Plans and to ensure adequate assets to fund future benefit payments. The Plans’ policies are to invest in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an asset-liability modeling (ALM) study is performed to ensure that the pension plan’s investment strategy policies are appropriate in terms of risk and return profiles to ensure proper matching to meet our long-term funding obligation. The results of the ALM are reviewed by the MPC and recommendations, if any, are made to the HRC as part of the annual SIPPs review. The last ALM study was completed in 2013 and the recommendations which were all related to foreign equities were implemented in 2015.

The Plans’ assets are invested in debt securities, equity securities, real estate and held in cash. For the RPP, the target allocation percentages are 30% in debt securities, 55% in equity securities and 15% in real estate. The actual investment allocations at the end of 2015 were 29% in debt securities (2014 – 26%), 59% in equity securities (2014 – 61%) and 12% in real estate (2014 – 13%). For the SRP, the target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA). This resulted in actual investment allocations of 51% in equity securities and 49% in cash at the end of 2015 (2014 –56% in equity securities and 44% in cash).

Fair Value Measurements

All financial instruments of the Plans recognized at fair value in the consolidated statement of financial position must be classified into fair value hierarchy levels based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 27 Fair Value of Financial Instruments.

(in millions of Canadian dollars)				Dec. 31, 2015
	Level 1	Level 2	Level 3	Total
Canadian pooled bond funds	–	259	–	259

Canadian pooled equity fund	–	171	–	171

International pooled equity fund	–	133	–	133

U.S. pooled equity fund	–	133	–	133

Global pooled equity fund	–	131	–	131

Real estate pooled fund	–	–	106	106

Foreign currency forward contracts	–	(8)	–	(8)

Other*	35	–	–	35
Total	$35	$819	$106	$960
* Represents cash and cash held with CRA.
(in millions of Canadian dollars)				Dec. 31, 2014
	Level 1	Level 2	Level 3	Total
Canadian pooled bond funds	–	211	–	211

Canadian pooled equity fund	–	168	–	168

International pooled equity fund	–	154	–	154

U.S. pooled equity fund	–	200	–	200

Real estate pooled fund	–	–	101	101

Foreign currency forward contracts	–	(1)	–	(1)

Other*	28	–	–	28
Total	$28	$732	$101	$861
* Represents cash and cash held with CRA.

EDC Annual Report 2015 137

CONSOLIDATED FINANCIAL STATEMENTS

The pension expenses recognized in the consolidated statement of comprehensive income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)	2015				2014
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	28	2	8	38	22	1	6	29

Administrative costs	1	–	–	1	1	–	–	1
Service costs	29	2	8	39	23	1	6	30
Interest cost on benefit obligation	37	3	10	50	35	3	8	46

Interest income on plan assets	(35)	(3)	–	(38)	(36)	(3)	–	(39)
Net interest on the defined benefit liability (asset)	2	–	10	12	(1)	–	8	7
Total defined benefit expense	31	2	18	51	22	1	14	37
Defined contribution expense	3	–	–	3	2	–	–	2
Total expense recognized in profit or loss	$34	$2	$18	$54	$24	$1	$14	$39

Key Assumptions

The following table outlines the key assumptions used in measuring the DB obligations and DB costs.

Assumptions	Dec. 31, 2015			Dec. 31, 2014
(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans
Defined benefit obligation:

Discount rate	4.10%	4.10%	4.10%	4.20%	4.20%	4.20%

Inflation	2.00%	2.00%	2.00%	2.25%	2.25%	2.25%

Rate of compensation increase	3.25% to 5.45%	3.25% to 5.45%	3.25% to 5.45%	3.25% to 5.65%	3.25% to 5.65%	3.25% to 5.65%

Benefit costs:

Discount rate on projected defined benefit obligation	4.20%	4.20%	4.20%	5.10%	5.10%	5.10%

Inflation	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%

Rate of compensation increase	3.25% to 5.65%	3.25% to 5.65%	3.25% to 5.65%	3.25% to 5.65%	3.25% to 5.65%	3.25% to 5.65%

Due to the long-term nature of the pension plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgment and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Given the long-term nature of pension plan obligations, the yields for bonds with long terms to maturity are most important. In a market such as Canada, high-quality long-term corporate bonds are few in number. Due to this lack of depth in the long-term market, it is necessary to extrapolate the long end of the high-quality corporate bond yield curve with additional data points. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology which supplements the long-end of the curve by including Canadian provincial bonds rated AA with an adjustment to account for credit risk differentials when compared to corporate bond yields.

The rate of compensation increase used for the DB obligation represents a long-term assumption and includes components for merit and promotion adjustments.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables.

For the other benefit plans, the initial annual rate of increase for covered medical care benefits is assumed to be 6.29% for 2015 (2014 – 6.64%). This rate is projected to trend down over six years to an ultimate rate of 4.50% for 2020 (2014 – 4.50% for 2020) and subsequent years. For dental care, the trend rate used was 4.25% (2014 – 4.50%).

138      Navigating the Volatility

Re-measurements Recognized in Other Comprehensive Income (OCI)

As a result of applying the previously discussed assumptions, actuarial gains or losses on the DB plans arise from the difference between actual and expected experience and are immediately recognized in OCI. Re-measurement gains totalling $24 million were recognized in OCI during 2015 (2014 – $155 million losses). These amounts have been closed out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the re-measurement recognized in OCI throughout the year:

(in millions of Canadian dollars)				2015				2014
	Registered	Supplementary	Other		Registered	Supplementary	Other
	Pension	Retirement	benefit		Pension	Retirement	benefit
	Plan	Plan	plans	Total	Plan	Plan	plans	Total

Re-measurement on pension obligations

Actuarial gains (losses) – plan experience assumptions	(12)	(7)	28	9	2	(1)	(13)	(12)

Actuarial losses – demographic assumptions	–	–	(28)	(28)	(1)	–	–	(1)

Actuarial gains (losses) – financial assumptions	27	3	(2)	28	(136)	(13)	(32)	(181)
	15	(4)	(2)	9	(135)	(14)	(45)	(194)

Re-measurement on plan assets excluding interest income

Return on plan assets	14	1	–	15	38	1	–	39

Total re-measurements recognized in other comprehensive income (loss), end of year	$29	$(3)	$(2)	$24	$(97)	$(13)	$(45)	$(155)

Sensitivity Analysis

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)			Dec. 31, 2015
	Registered	Supplementary	Other
	Pension	Retirement	benefit
	Plan	Plan	plans		Total
Sensitivity of Assumptions	Obligation	Obligation	Obligation		Obligation
Discount rate

Impact of: 1% increase ($)	(160)	(13)	(42)		(215)

1% decrease ($)	210	17	57		284
Longevity Risk Sensitivity

Impact of: increase of 1 year in life expectancy	24	2	9		35
Rate of compensation increase(1)

Impact of: 1% increase ($)	22	12	2		36

1% decrease ($)	(26)	(8)	(1)		(35)
Inflation rate assumption

Impact of: 0.25% increase ($)	36	3	n/a	(2)	39

0.25% decrease ($)	(37)	(3)	n/a	(2)	(40)

(1)	The rate of compensation increase includes a merit and promotional component which varies by years of service for each individual employee.

(2)	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $5 million and the obligation by $52 million. A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs by $4 million and the obligation by $39 million.

EDC Annual Report 2015 139

CONSOLIDATED FINANCIAL STATEMENTS

Total Contributions

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)				2015				2014
	Registered	Supplementary	Other		Registered	Supplementary	Other
	Pension	Retirement	benefit		Pension	Retirement	benefit
	Plan	Plan	plans	Total	Plan	Plan	plans	Total

DB

Regular contributions	18	–	2	20	22	–	2	24

Special contributions	36	5	–	41	38	–	–	38
Total defined benefit cash payments	54	5	2	61	60	–	2	62

DC

Total defined contribution cash payments	3	–	–	3	2	–	–	2
Total cash payments	$57	$5	$2	$64	$62	$–	$2	$64

We expect to contribute $59 million to the Plans in 2016 which includes $51 million to the RPP, $4 million to the DC plan and $4 million for the other benefit plans. Contributions to the SRP will be determined once the actuarial valuation is complete in mid-2016.

Funding and Solvency Valuation

Our appointed actuaries measure the DB obligations and the fair value of the Plans’ assets for accounting purposes as at December 31 of each year. We fund our DB pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2014. The next formal valuations will be conducted by the Plans’ actuaries in 2016 and will be as at December 31, 2015.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC RPP ratios as at December 31, 2014 were 125.5% (2013 – 101.9%) on a going-concern basis and 80.4% (2013 – 83.8%) on a solvency basis. Since EDC’s solvency ratio for the RPP is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2015, we contributed special payments of $36 million into the RPP and will continue to remit all required solvency payments. The solvency ratio for the SRP as at December 31, 2014 was 92.2% (2013 – 105.6%) and EDC made a special contribution of $5 million to this plan in 2015 in order to eliminate the deficit.

140      Navigating the Volatility

40	Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

Canada Account Administrative Expense Recovery

As described in Note 41, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2015, we retained $3 million (2014 – $3 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the consolidated statement of comprehensive income.

Key Management Personnel Compensation

Key management personnel include the Board of Directors and the Executive Management team. Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2015	2014
Salaries and other short-term benefits	4	4

Post-employment benefits	1	1
Total	$5	$5

41	Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $4.5 billion at the end of December 2015 (2014 – $3.7 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion. The position against the statutory limit at the end of 2015, determined in accordance with the requirements of the Act, was $3.5 billion (2014 – $3.1 billion).

EDC Annual Report 2015 141

TEN YEAR REVIEW

Statement of Financial Position

As at December 31 (in millions of Canadian dollars)	2015 (1)	2014 (1)	2013 (1)
Gross loans receivable	53,326	41,791	36,549

Accrued interest and fees receivable(2)	200	163	154

Deferred loan revenue and other credits	(390)	(368)	(346)

Risk mitigation insurer’s share of loan allowance	–	–	–

Allowance for losses on loans	(1,715)	(1,163)	(1,246)
Net loans receivable	51,421	40,423	35,111

Assets held-for-sale(3)	15	364	–

Equipment available for lease	–	–	493

Net investment in aircraft under finance leases	64	68	76

Investments at fair value through profit or loss	848	689	537

Cash and marketable securities	7,694	6,545	4,066

Reinsurers’ share of premium and claims liabilities	141	88	93

Property, plant and equipment	53	56	59

Intangible assets	71	56	44

Other assets	662	715	1,037
Total Assets	$60,969	$49,004	$41,516

Loans payable	46,909	38,038	31,259

Other liabilities	3,936	1,935	1,068

Allowance for losses on loan commitments(4)	113	44	47

Premium and claims liabilities	688	618	606

Loan guarantees(5)	158	153	165
Total Liabilities	51,804	40,788	33,145
Share capital	1,333	1,333	1,333

Retained earnings	7,832	6,883	7,038

Accumulated other comprehensive income (loss)	–	–	–
Equity	9,165	8,216	8,371
Total Liabilities and Equity	$60,969	$49,004	$41,516

(1)	2015 through 2010 are based on IFRS; 2009 through 2006 numbers are based on previous Canadian GAAP.

(2)	For 2015 through 2010, accrued loan interest and fees were reclassified to loans receivable for IFRS presentation purposes. For 2009 through 2006, accrued loan interest and fees are included in other assets.

(3)	At the end of December 2015, there was one Q400 and two engines included in assets held-for-sale. For 2013 through 2006, assets held-for-sale is grouped with other assets.

(4)	For 2015 through 2010, allowance for losses on loan guarantees is included with loan guarantees. For 2009 through 2006, allowance for losses on loan commitments includes allowance for losses on loan guarantees.

(5)	For 2015 through 2010, loan guarantees include deferred guarantee fee revenue and allowance for losses on loan guarantees. For 2009 through 2006 allowance for losses on loan guarantees is grouped with allowance for losses on loan commitments and guarantees and deferred guarantee fee revenue is grouped with loans receivable.

142      Navigating the Volatility

2012 (1)	2011 (1)	2010 (1)	2009 (1)	2008 (1)	2007 (1)	2006 (1)
30,336	29,093	26,997	26,823	30,898	19,108	19,581

157	145	163	–	–	–	–

(362)	(558)	(549)	(556)	(689)	(589)	(825)

–	–	–	–	–	–	61

(1,182)	(1,680)	(1,561)	(1,948)	(1,928)	(1,316)	(1,674)
28,949	27,000	25,050	24,319	28,281	17,203	17,143

–	–	–	–	–	–	–

525	55	143	315	334	372	233

80	92	99	113	142	122	–

429	385	317	196	150	95	58

4,236	3,886	3,803	5,432	3,843	2,528	3,353

90	129	109	159	157	88	67

66	74	33	17	15	7	7

38	40	42	41	36	32	28

1,820	1,935	2,286	2,306	2,298	2,642	1,936
$36,233	$33,596	$31,882	$32,898	$35,256	$23,089	$22,825

25,880	23,570	22,484	24,435	25,882	15,583	15,140

676	588	459	369	1,627	375	787

58	41	93	713	807	564	394

583	875	640	793	824	543	518

161	266	245	–	–	–	–
27,358	25,340	23,921	26,310	29,140	17,065	16,839
1,333	1,333	1,333	1,333	983	983	983

7,542	6,923	6,628	5,317	5,077	5,121	5,003

–	–	–	(62)	56	(80)	–
8,875	8,256	7,961	6,588	6,116	6,024	5,986
$36,233	$33,596	$31,882	$32,898	$35,256	$23,089	$22,825

EDC Annual Report 2015 143

TEN YEAR REVIEW

Statement of Comprehensive Income

for the year ended December 31 (in millions of Canadian dollars)	2015 (1)	2014 (1)	2013	(1)
Financing and investment revenue:

Loan	1,475	1,239	1,174

Finance lease	5	5	6

Operating lease	–	50	55

Debt relief	–	–	–

Marketable securities	60	45	32

Investments	8	6	8
Total financing and investment revenue	1,548	1,345	1,275

Interest expense	183	70	30

Leasing and financing related expenses	28	48	49
Net Financing and Investment Income	1,337	1,227	1,196

Loan Guarantee Fees	41	36	36

Insurance premiums and guarantee fees	217	210	204

Reinsurance assumed	7	8	11

Reinsurance ceded	(30)	(23)	(22)
Net Insurance Premiums and Guarantee Fees	194	195	193

Other (Income) Expenses	(200)	(76)	109

Administrative Expenses	351	327	310
Income before Provision and Claims-Related Expenses	1,421	1,207	1,006

Provision for (Reversal of) Credit Losses	437	(39)	30

Claims-Related Expenses (Recovery)	59	117	159
Net Income	925	1,129	817

Other comprehensive income (loss)	24	(155)	119
Comprehensive Income	$949	$974	$936

(1)	2015 through 2010 are based on IFRS; 2009 through 2006 numbers are based on previous Canadian GAAP.

144      Navigating the Volatility

2012 (1)	2011 (1)	2010 (1)	2009	(1)	2008	(1)	2007	(1)	2006 (1)

1,116	1,009	1,004	1,321		1,355		1,405		1,174

6	7	8	9		9		8		–

17	21	32	32		43		37		4

–	4	25	49		–		1		261

36	46	47	41		81		123		123

5	12	8	3		2		1		–
1,180	1,099	1,124	1,455		1,490		1,575		1,562

108	93	147	381		611		717		628

33	32	53	68		43		46		19
1,039	974	924	1,006		836		812		915

38	32	33	24		20		14		12

204	238	210	197		171		149		147

12	13	11	–		–		–		–

(20)	(17)	(11)	–		–		–		–
196	234	210	197		171		149		147

16	(61)	49	76		13		(45)		(9)

308	284	273	246		240		219		203
949	1,017	845	905		774		801		880

(340)	125	(631)	431		346		196		(301)

(38)	247	1	216		222		132		(75)
1,327	645	1,475	258		206		473		1,256

51	–	–	–		–		–		(34)
$1,378	$645	$1,475	$258		$206		$473		$1,222

EDC Annual Report 2015 145

TEN-YEAR REVIEW

Corporate Account

Financial Arrangements Facilitated
(in millions of Canadian dollars)	2015(1)	2014(1)	2013(1)
Financing

Direct financing	24,277	20,613	17,497

Guarantees	1,133	963	851
Total	25,410	21,576	18,348

Insurance

Credit insurance	60,175	56,020	56,224

Financial institutions insurance	7,666	11,415	10,630

Contract insurance and bonding	618	623	808

Political risk insurance(2)	2,805	2,643	2,743

Guarantees	7,531	6,593	6,659
Total	78,795	77,294	77,064

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	53,326	41,791	36,549

Value of investments	848	689	537

Value of undisbursed loans	19,928	16,593	14,885

Value of undisbursed investments	903	672	541

Value of loan disbursements	18,800	15,186	14,100

Value of disbursements for investments	209	149	124

Value of liability on loan guarantees	2,086	1,963	1,954

Undisbursed amounts on loan guarantees	101	145	137

Amounts available for allocation under confirmed LOC	109	122	157

Loan amounts rescheduled	–	50	–

Loan amounts written off	42	165	62
Number of current lines of credit and protocols	16	21	26

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	24,314	22,155	22,807

Value of claims paid	143	72	61

Value of claims recovered	15	13	10

Value of claims outstanding at end of year	806	666	637

Value of claims under consideration at end of year	307	12	30
Number of policies issued	6,623	7,018	7,836

Number of insurance policies and guarantees in force	7,383	7,967	8,553

(1)	2015 through 2010 are based on IFRS; 2009 through 2006 numbers are based on previous Canadian GAAP.

(2)	Figures prior to 2007 were not restated to reflect current presentation.

146      Navigating the Volatility

2012(1)	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)	2006(1)

13,754	13,734	12,472	11,148	12,966	11,362	8,665

864	893	936	761	1,120	1,222	1,313
14,618	14,627	13,408	11,909	14,086	12,584	9,978

54,087	62,872	52,073	52,658	56,304	44,661	41,580

9,295	13,914	8,324	6,037	5,124	2,776	1,336

531	1,049	2,514	3,733	3,736	3,935	5,494

2,855	2,859	2,420	2,622	2,432	2,989	4,845

6,063	7,179	5,877	5,810	4,137	3,077	2,858
72,831	87,873	71,208	70,860	71,733	57,438	56,113

30,336	29,093	26,997	26,823	30,898	19,108	19,581

429	385	317	196	150	95	58

13,391	9,722	8,775	8,814	8,024	6,096	3,913

417	283	314	367	279	143	85

11,887	10,393	10,095	10,555	13,324	9,972	8,321

121	106	117	74	96	56	22

1,907	2,506	2,304	3,166	3,612	2,549	2,442

197	234	243	392	553	418	537

111	410	384	459	509	2,373	2,607

–	4	25	51	–	2	251

408	76	75	58	5	21	6
37	56	57	71	72	65	69

21,673	25,732	23,171	22,395	24,075	17,609	16,299

358	55	126	258	104	60	59

22	40	36	20	24	15	38

627	381	440	422	266	171	199

11	315	8	32	32	5	17
7,525	7,913	9,714	10,573	10,120	9,708	10,458

8,214	8,665	9,238	9,252	9,328	9,330	9,104

EDC Annual Report 2015 147

TEN-YEAR REVIEW

Canada Account

Financial Arrangements Facilitated
(in millions of Canadian dollars)	2015	2014	2013
Financing

Direct financing	156	25	–

Insurance

Credit insurance	41	28	30

Financial institutions insurance	–	–	–

Contract insurance and bonding	–	–	–

Political risk insurance	–	–	–
Subtotal	41	28	30
Total	197	53	30

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	3,359	2,924	2,821

Value of undisbursed loans	–	–	–

Value of loan disbursements (net of guarantees)	156	25	–

Value of liability on loan guarantees	142	164	186

Undisbursed amounts on loan guarantees	–	–	–

Amounts available for allocation	–	–	–

Loan amounts rescheduled	–	–	–
Number of transactions financed	2	1	–

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	7	6	9

Value of claims paid	–	–	–

Value of claims recovered	–	–	–

Value of claims outstanding at end of year	–	–	–
Number of policies issued	–	–	–

Number of insurance policies and guarantees in force	1	1	1

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.

148      Navigating the Volatility

2012	2011		2010		2009		2008	2007		2006

1	–		76		14,222	(2)	–	27	(1)	3,645	(1)

41	44		129		628		–	–		–

–	–		–		–		–	–		–

–	–		–		–		–	–		–

–	–		–		–		–	–		–
41	44		129		628		–	–		–
42	44		205		14,850		–	27	(1)	3,645	(1)

3,164	3,442		4,720		5,905		3,226	2,765		3,592	(1)

–	–		505		607		1	2		1,516	(1)

–	569	(2)	446	(2)	14,398	(2)	–	31	(1)	3,647	(1)

208	241		295		385		457	462		535

–	–		–		–		–	–		15

–	–		–		–		–	–		–

–	–		2		1		–	–		15
–	–		5		16		–	27	(1)	803	(1)

9	8		10		120		–	–		–

–	–		–		–		–	–		–

–	–		–		11		15	8		–

–	13		13		13		22	35		44
–	–		1		103		–	–		–

1	4		7		53		2	2		2

EDC Annual Report 2015 149

Glossary of Financial Terms

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

CDOR – Canadian Dollar Offered Rate - An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Risk – The risk of potential adverse impact on the value of financial instruments resulting from exchange rate movements.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk that the actual experience under an insurance policy does not follow what was anticipated at policy inception.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Liquidity Risk – The risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Market Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses and administrative expenses.

Operational Risk – The risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people, or systems.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the unrealized gains and losses on long-term debt and derivatives as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Probability of Default – Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Structured Entity (SE) – An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

150      Navigating the Volatility

Corporate Representation

National

Head Office

Export Development Canada

150 Slater Street

Ottawa, ON K1A 1K3

Tel: 613-598-2500

Fax: 613-598-3811

edc.ca

Vancouver

1055 Dunsmuir Street

Suite 400, Bentall Four

PO Box 49086

Vancouver, BC V7X 1G4

Tel: 604-678-2240

Fax: 604-678-2241

Edmonton

10180-101 Street

Suite 3400

Edmonton, AB T5J 3S4

Tel: 780-801-5402

Fax: 780-801-5333

Calgary

308-4th Avenue SW

Suite 2403

Calgary, AB T2P 0H7

Tel: 403-817-6700

Fax: 403-817-6701

Regina

1914 Hamilton Street

Suite 300

Regina, SK S4P 3N6

Tel: 306-586-1727

Fax: 306-586-1725

Winnipeg

Commodity Exchange Tower

360 Main Street

Suite 2075

Winnipeg, MB R3C 3Z3

Tel: 204-975-5092

Fax: 204-975-5094

Windsor

3270 Electricity Dr.

Suite 209

Walker Industrial Park

Windsor, ON N8W 5J1

Tel: 519-974-7674

Fax: 519-974-9753

London

148 Fullarton Street

Suite 1512

London, ON N6A 5P3

Tel: 519-963-5400

Fax: 519-963-5407

Mississauga

1 City Centre Drive

Suite 805

Mississauga, ON L5B 1M2

Tel: 905-615-6470

Fax: 905-615-6471

Toronto

155 Wellington Street West

Suite 3120

Toronto, ON M5V 3L3

Tel: 416-349-6515

Fax: 416-349-6516

Drummondville

1412 Jean Berchmans

Michaud Street

Drummondville, QC J2C 7V3

Tel: 819-475-2587

Fax: 819-475-2408

Montréal

800 Victoria Square

Suite 4520

P.O. Box 124

Tour de la Bourse

Montréal, QC H4Z 1A1

Tel: 514-876-7100

Fax: 514-878-9891

Québec City

2875 Laurier Boulevard

D-3, Suite 600

Québec, QC G1V 2M2

Tel: 418-577-7400

Fax: 418-577-7419

Ville Saint-Laurent

9900 Cavendish Boulevard

Suite 201

Saint-Laurent, QC H4M 2V2

Tel: 514-215-7200

Fax: 514-215-7201

Halifax

Suite 1605

1969 Upper Water Street,

Tower 2

Halifax, NS B3J 3R7

Tel: 602-450-7610

Fax: 902-450-7601

Moncton

735 Main Street

Suite 400

Moncton, NB E1C 1E5

Tel: 506-872-8416

Fax: 506-872-8433

St. John’s

510 Topsail Road

St. John’s, NL A1E 2C2

Tel: 709-772-8808

Fax: 709-772-8693

Photo credits:

Cover, © Masterfile; 4, 6, 8, © Martin Lipman; 10, © Blend Images/Corbis; 12, courtesy of Buddy’s Kitchen; 13, courtesy of Manitobah Mukluks; 14, © 2015 Francis Dzikowski/Otto; 15, courtesy tentree; 16, © Bombardier; 17, © Masterfile; 18, courtesy Ostara Nutrient Recovery Technologies; 19 (from top to bottom) courtesy Endurance Wind Power, courtesy Canadian Solar, courtesy H2O Innovation Inc., © ryasick/iStock ; 20, © Henry Westheim Photography/ Alamy Stock Photo; 21, © age footstock/Alamy Stock Photo; 22, © Walter Hodges/CORBIS; 24, courtesy PageCloud; 25, Andrew Cooper with new IMAX® 3D Digital Camera; 26, courtesy of Cypher Environmental; 27, courtesy of Premier Tech; 28, © Martin Lipman; 30 (top) © Blend Images/Corbis, (bottom) © Martin Lipman; 31 (top) © Robert Harding/Alamy Stock Photo, (bottom) © Hero Images Inc./Corbis; 32, © Martin Lipman; 33 (top) © Martin Lipman, (bottom) © Masterfile; 35, © EDC Marketing Group; 36 (top) © Martin Lipman, (bottom) © Christopher Kimmel/Aurora Open/Corbis; 37 (top) © EDC, (middle) © Masterfile, (bottom) © Prabhat Kumar Verma/Pacific Press/Alamy Live News; 38, 46, 47, 69, 86 © Martin Lipman.

International

São Paulo

Canadian Consulate General

Av. das Nações Unidas 12901

Cenu Torre Norte, Andar 16°

CEP 04578-000

São Paulo – SP, Brazil

Tel: (011) 55-11-5509-4273

Rio de Janeiro

Canadian Consulate General

Av. Atlantic, Andar 13

Copacabana

Rio de Janeiro - RJ, Brazil

CEP 22021-000

Tel: (011) 55-21-2295-0391

Fax: (011) 55-21-2275-5735

Santiago

Canadian Embassy

Nueva Tajamar

481 – 12th floor

North Tower

Las Condes

Santiago, Chile

Tel: (011) 56-2-652-3807

Fax: (011) 56-2-652-3808

Lima

Canadian Embassy

Bolognesi 228, Miraflores

Lima 18, Peru

Tel: (011) 51-1319-3347

Fax: (011) 51-1 446-6257

Mexico City

Canadian Embassy

Calle Schiller 529

Colonia Bosque de Chapultepec

(Polanco)

México, D.F. 11580 Del. Miguel Hidalgo

Mexico

Tel: (011) 52-55-5724-7900

Fax: (011) 52-55-5724-7980

Monterrey

Consulate of Canada

Torre Gomez Morin 955

Piso 4, Suite 404, Col. Montebello

San Pedro Garza Garcia, N.L.

Mexico, CP, 66279

Tel: (011) 52-81-2088-3200

Fax: (011) 52-81-2088-3230

Dusseldorf

Consulate of Canada – Düsseldorf

Benrather Strasse 8

40213 Düsseldorf

Germany

Tel: (011) 49-211-172170

Fax: (011) 49-211-1721771

Istanbul

Consulate General of Canada

209 Buyukdere Caddesi

Tekfen Tower – 16th Floor

Levent 4, Istanbul

34394 Turkey

Tel: (011) 90-212-385-9741

Fax: (011) 90-212-385-9715

Johannesburg

High Commission of Canada

10 Arnold Road

Johannesburg, 2196

South Africa

Tel: (011) 27-11-442-3130

Shanghai

Canadian Consulate

ECO City Building

8th floor, 1788 Nanjing Xi Lu –

Jing An District

Shanghai, 200040

China

Tel: (011) 86-21-3279-2800

Fax: (011) 86-21-3279-2801

Beijing

Canadian Embassy

19 Dongzhimenwai Street

Chayoang District

Beijing 100600

China

Tel: (011) 86-10-5139-4126

Fax: (011) 86-10-5139-4463

New Delhi

Canadian High Commission

7/8 Shantipath

Chanakyapuri

New Delhi 110021

India

Tel: (011) 91-11-4178-2288

Fax: (011) 91-11-4178-2607

Mumbai

Consulate General of Canada

Indiabulls Finance Centre

Tower 2, 21st Floor

Senapati Bapat Marg

Elphinstone Road (West)

Mumbai 400 013

India

Tel: (011) 91-22-6749-4480

Fax: (011) 91-22-6749-4481

Singapore

High Commission of Canada

One George Street, #11-01

Singapore 049145

Tel: (011) 65-6854-5900

Fax: (011) 65-6854-5912

Dubai

Consulate General of Canada

Jumeirah Emirates Towers Business

Tower, 19th Floor

Sheikh Zayed Road

Dubai, United Arab Emirates

Tel: (011) 971-4-404-8444

Bogotá

Embassy of Canada

Carrera 7 #114 – 33, Piso 14

Bogotá, Colombia

Tel: (011) 57-1-657-9887

Fax: (011) 57-657-9915

Moscow

Canadian Embassy

23 Starokonyushenny Pereulok

Moscow, 119002

Russia

Tel: (011) 7-495-925-6099

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Mandate

Export Development Canada (EDC) is Canada's export credit agency. Our mandate is to support and develop Canada's trade, and the capacity of Canadian companies to participate in and respond to international business opportunities. Our knowledge and partnerships are used by more than 7,300 Canadian companies and their global customers in more than 140 markets worldwide each year. A Crown corporation accountable to Parliament through the Minister of International Trade, we are financially self-sustaining and a recognized leader in financial reporting and economic analysis.

Canada

EDC is the owner of trademarks and official marks. Any use of an EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein. Copyright © 2016 Export Development Canada. All rights reserved.

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